
11005427

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC Mail Processing Section
RECEIVED
JAN 24 2011
Wash, D.C.
211

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
BRL 100,000,000 9.25% Notes due 10 September 2012 (to be consolidated and form a single series with the Bank's BRL 150,000,000 9.25% Notes due 10 September 2012 issued on 10 February 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 3 March 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 30 March 2010, the Bank's BRL 50,000,000 9.25% Notes due 10 September 2012 issued on 16 April 2010, the Bank's BRL 250,000,000 9.25% Notes due 10 September 2012 issued on 28 April 2010, the Bank's BRL 150,000,000 9.25% Notes due 10 September 2012 issued on 12 May 2010, the Bank's BRL 200,000,000 9.25% Notes due 10 September 2012 issued on 27 May 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 4 June 2010, the Bank's BRL 300,000,000 9.25% Notes due 10 September 2012 issued on 6 July 2010 and the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 10 December 2010)
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 24 January 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("BRL") BRL 100,000,000 9.25% Notes due 10 September 2012 (to be consolidated and form a single series with the Bank's BRL 150,000,000 9.25% Notes due 10 September 2012 issued on 10 February 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 3 March 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 30 March 2010, the Bank's BRL 50,000,000 9.25% Notes due 10 September 2012 issued on 16 April 2010, the Bank's BRL 250,000,000 9.25% Notes due 10 September 2012 issued on 28 April 2010, the Bank's BRL 150,000,000 9.25% Notes due 10 September 2012 issued on 12 May 2010, the Bank's BRL 200,000,000 9.25% Notes due 10 September 2012 issued on 27 May 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 4 June 2010, the Bank's BRL 300,000,000 9.25% Notes due 10 September 2012 issued on 6 July 2010 and the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 10 December 2010) (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 and a Registration Document dated 11 August 2010, as supplemented by a Securities Note (which includes a Pricing Supplement) and a Summary Note substantially in the forms of Exhibits d(iii), d(iv) and d(v) to this Report (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 24 January 2011 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated 11 August 2010, J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	101.525%[1]	1.000%	100.525%
Total	BRL 101,525,000[1]	BRL 1,000,000	BRL 100,525,000[1]

(1) Plus accrued interest on the principal amount of the Notes from and including 10 September 2010 to but excluding 26 January 2011, in the amount of BRL 3,497,200, such that aggregate net proceeds to the Bank will be BRL 104,022,200, disbursed in U.S. Dollars (USD 62,288,742.51).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c)
- (i) The Programme Agreement dated 11 August 2010.*
- (ii) The Purchaser's Confirmation dated 24 January 2011.
- (iii) The Agency Agreement dated 11 August 2010.*

(d)
- (i) The Base Prospectus dated 11 August 2010.*
- (ii) The Registration Document dated 11 August 2010.*
- (iii) The Securities Note.
- (iv) The Summary Note.
- (v) The Pricing Supplement.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

J.P.Morgan

24 January 2011

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010)
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 2000 • Fax: +44 (0)20 7325 8240/8270

J.P.Morgan

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 0.900 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.100 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are BRL104,022,200 (payable in USD in the amount of USD62,288,742.51) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.



By: ....

Authorised signatory

Securities Note



European Bank for Reconstruction and Development

BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010)

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 4 February 2011 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and any Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

The credit ratings included or referred to in this Securities Note will be treated for the purposes of Regulation (EC) No 1060/2009 on credit rating agencies (the "CRA Regulation") as having been issued by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P"), Moody's Corporation (together with any of its affiliates or their successors, "Moody's") and Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") upon registration pursuant to the CRA Regulation. S&P, Moody's and Fitchare established in the European Union and have applied to be registered under the CRA Regulation, although the result of such applications has not yet been determined.

Dealer

J.P. Morgan

4 February 2011

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

Application will be made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. No assurances can be given that such listing and admission to trading will be obtained on or prior to 8 February 2011, or if obtained, that it will be maintained. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or J.P. Morgan Securities Ltd. (the "Dealer"). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealer expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Dealer does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Dealer that any recipient of the Prospectus or any other information supplied in connection with the Notes should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealer to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealer to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "BRL" are to Brazilian real and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated

with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with Brazil and the Brazilian economy

There are a number of risks associated with Brazil and the Brazilian economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

Brazil's currency has been characterised historically by high degrees of volatility. Despite the appreciation of the real against the U.S. dollar in 2006, 2007, 2009 and 2010, the Brazilian currency has historically suffered frequent devaluations. Although over the longer term, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. The relationship of Brazil's currency to the value of the U.S. dollar, the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation may adversely affect the Notes.

The real may not maintain its current value or the Brazilian Federal Government may re-implement a trading band policy or other type of currency exchange control mechanism. Any governmental interference with the exchange rate, or the implementation of exchange control mechanisms, could lead to a depreciation of the real, which could make the Notes more expensive and negatively affect their market value. Recent changes made to tax regulations in Brazil by the Brazilian Federal Government may also have an adverse effect on the real.

The Brazilian economy has been subject to a number of developments, disruptions or conditions that have significantly affected the availability of credit. External factors, including the Asian and Russian economic crises of 1997 and 1998, respectively, the Argentine economic crisis of 2001 and the terrorist attacks in New York and Washington D.C. in September 2001, and internal factors, such as the Brazilian economic crisis of 1999 and elections of 2002, have from time to time resulted in significant outflows of funds and reductions in the amount of foreign currency being invested in Brazil, notwithstanding significant increases in interest rates designed to stem capital outflow. In addition, to control inflation, the Brazilian Federal Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit.

Brazil has historically experienced extremely high rates of inflation. Inflation itself and governmental measures adopted to combat inflation have in the past had significant negative effects on the Brazilian economy. There can be no assurance that the target levels of inflation for 2011 will be attained and that inflation can be contained within these targeted levels. It is uncertain whether future actions of the Brazilian Federal Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate than predicted.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and

restrictions applicable to it. None of the Issuer, the Dealer or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory, accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Dealer, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Dealer or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on

the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Dealer or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the USD/BRL foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the USD/BRL foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

JPMorgan Chase Bank, N.A. may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitation, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting BRL into USD upon the occurrence of a Price Source Disruption Event. JPMorgan Chase Bank, N.A. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Dealer may, but is not obligated to, make a market in the Notes. The Dealer may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Brazilian real, the trading value of the Notes may be adversely affected. Interest rates may also affect the economy of Brazil, and, in turn, the exchange rates and therefore the value of the USD/BRL foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.



European Bank
for Reconstruction and Development

(ref: MTN 11/011)

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JAN 24 2011
WASH, D.C.
211
SECTION

24 January 2011

Ladies and Gentlemen,

RE: European Bank for Reconstruction and Development
Report Pursuant to Rule 3 of Regulation EBRD

Enclosed herewith are two copies of a report of the European Bank for Reconstruction and Development dated 24 January 2011, filed pursuant to Rule 3 of Regulation EBRD with respect to the issue by the Bank of the securities mentioned in such report.

Yours sincerely,

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 
Duly Authorised Officer

One Exchange Square, London EC2A 2JN, United Kingdom
Tel: +44 20 7338 6000 *or* +44 20 7496 6000 Fax: +44 20 7338 6100 *or* +44 20 7496 6100 www.ebrd.com

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2010 relating to the €30,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

24 January 2011

European Bank for Reconstruction and Development
BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 and incorporated by reference into the Base Prospectus dated 11 August 2010 and which are attached hereto. This Pricing Supplement constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Base Prospectus dated 11 August 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"), save in respect of the Conditions which are extracted from the Base Prospectus dated 11 August 2009 and are attached hereto, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectuses dated 11 August 2009 and 11 August 2010, the Registration Document, the Securities Note and the Summary Note. The Base Prospectuses, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL100,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	26 January 2011
5	Issue Price:	101.525 per cent. plus 138 days' accrued interest on the Nominal Amount from and including 10 September 2010 to but excluding the Issue Date
6	Maturity Date:	10 September 2012

7	Fungible with existing Notes:		Yes The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010 on the Issue Date

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		BRL5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		10 September 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.25 per cent. per annum. For the avoidance of doubt, BRL 462.50 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	10 September in each year commencing 10 September 2011 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No

	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Federative Republic of Brazil The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048397549
	ISIN Code:	XS0483975495
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.000 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 8 February 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 8 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

S&P, Moody's and Fitch are established in the European Union and have each applied for registration under Regulation (EC) No 1060/2009, although the result of such application has not yet been determined.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	The net proceeds of the issue of the Notes (which is expected to be BRL104,022,200 but payable in USD in the amount of USD62,288,742.51) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)	Estimated net proceeds:	BRL104,022,200 (USD equivalent: USD62,288,742.51)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield: 8.150 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL462.50 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, TARGET and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010 – December 2010	1.8950	1.6530

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

Annex C
Terms and Conditions from the Base Prospectus dated 11 August 2009

This Note is one of a Series of the Notes ("Notes", which expression shall mean (i) in relation to any Notes represented by a Note in global form (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency of the relevant Notes, (ii) definitive Notes issued in exchange (or part exchange) for a Global Note and (iii) any Global Note) issued subject to, and with the benefit of, an amended and restated Agency Agreement dated 11 August 2009 (the "Agency Agreement") and made between European Bank for Reconstruction and Development (the "Issuer"), Citibank, N.A. as issuing agent, principal paying agent, agent bank and, if so specified in the applicable Pricing Supplement, calculation agent and/or determination agent, as the case may be, (the "Agent", which expression shall include any successor as agent or any other calculation agent and/or determination agent, as the case may be, specified in the applicable Pricing Supplement), Citibank, N.A., as registrar (the "Registrar", which expression shall include any successor registrar) and the other paying agents named therein (together with the Agent, the "Paying Agents" which expression shall include any additional or successor paying agents).

As used herein, "Series" means each original issue of Notes together with any further issues expressed to form a single series with the original issue which are denominated in the same currency and which have the same Maturity Date, interest basis and interest payment dates (if any) and the terms of which (save for the Issue Date or Interest Commencement Date and the Issue Price) are otherwise identical (including whether or not the Notes are listed) and the expressions "Notes of the relevant Series" and "holders of Notes of the relevant Series" and related expressions shall be construed accordingly.

To the extent the Pricing Supplement for this Series of Notes specifies other Terms and Conditions which are in addition to, or inconsistent with, these Terms and Conditions, such new Terms and Conditions shall apply to this Series of Notes.

The holders for the time being of the Notes ("Noteholders"), which expression shall, in relation to any Notes represented by a Global Note, be construed as provided in Condition 1, the holders of the Coupons (as defined below) appertaining to interest-bearing definitive Bearer Notes (the "Couponholders"), the holders of the Talons (as defined below) (the "Talonholders") and the holders of the Receipts (as defined below) (the "Receiptholders") are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement and the applicable Pricing Supplement, which are binding on them. The statements in these Terms and Conditions are summaries of, and are subject to, the detailed provisions of the Agency Agreement. Copies of the Agency Agreement (which contains the form of Pricing Supplement) and the Pricing Supplement for the Notes of this Series are available from the principal office of the Agent and the Paying Agents set out at the end of these Terms and Conditions.

The Noteholders, the Receiptholders and the Couponholders are entitled to the benefit of the amended and restated Deed of Covenant (the "Deed of Covenant") dated 11 August 2009 and made by the Issuer. The original of the Deed of Covenant is held by a common depositary on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg").

Any reference herein to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Agent.

Words and expressions defined in the Agency Agreement or defined or set out in the applicable Pricing Supplement (which term, as used herein, means, in relation to this Note, the Pricing Supplement attached hereto or endorsed hereon) shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated.

1 Form, Denomination, Title and Transfer

The Notes are in bearer form ("Bearer Notes") or registered form ("Registered Notes") in the Specified Currency and Specified Denomination(s) and definitive Notes will be serially numbered. This Note is to the extent specified in the applicable Pricing Supplement a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Indexed Note or a Dual Currency Note, or any appropriate combination thereof. If it is a definitive Bearer Note, it is issued with coupons for the payment of interest ("Coupons") attached, and if applicable talons for further Coupons ("Talons") attached unless it is a Zero Coupon Note in which case references to interest (other than in relation to interest due after the Maturity Date) and Coupons in these Terms and Conditions are not applicable. If it is a definitive Bearer Note redeemable in instalments it is issued with receipts ("Receipts") for the payment of instalments of principal prior to stated maturity attached. Wherever Dual Currency Notes or Indexed Notes are issued to bear interest on a fixed or floating rate basis or on a non-interest-bearing basis, the provisions in these Terms and Conditions relating to Fixed Rate Notes, Floating Rate Notes and Zero Coupon Notes respectively shall, where the context so admits, apply to such Dual Currency Notes or Indexed Notes. Any reference in these Terms and Conditions to Coupon(s), Couponholder(s) or coupon(s) shall, unless the context otherwise requires, be deemed to include a reference to Talon(s), Talonholder(s) or talon(s).

Subject as set out below, title to the Bearer Notes, the Coupons and Receipts will pass by delivery. The holder of each Coupon or Receipt, whether or not such Coupon or Receipt is attached to a Bearer Note, in his capacity as such, shall be subject to and bound by all the provisions contained in the relevant Note. The Issuer and any Paying Agents may deem and treat the bearer of any Bearer Note, Coupon or Receipt as the absolute owner thereof (whether or not such Bearer Note, Coupon or Receipt shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out below.

The Issuer has appointed the Registrar at its office specified below to act as registrar in respect of the Registered Notes. The Issuer shall cause to be kept at the specified office of the Registrar for the time being a register (the "Register") on which shall be entered, *inter alia*, the names and addresses of the holders of the Registered Notes and particulars of all transfers of title to the Registered Notes. The Issuer and the Registrar may deem and treat the registered owner of a Registered Note as the absolute owner thereof (whether or not such Note shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof). The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar and to appoint another Registrar provided that it will at all times maintain a Registrar. Notice of any termination or appointment and of any changes in specified offices will be given to

the Registered Noteholders promptly by the Issuer in accordance with Condition 13.

A Global Note in registered form (a "Registered Global Note") may be transferred, in whole, to another nominee for The Depository Trust Company or other common depositary for Euroclear and Clearstream, Luxembourg or such other clearing system and common depositary or person as may be specified in the applicable Pricing Supplement or otherwise as may be specified separately in the applicable Pricing Supplement, by the registered holder depositing the Registered Global Note at the specified office of the Registrar with the form of transfer attached thereto duly completed and signed by or on behalf of the transferor, upon payment of any applicable taxes or other governmental charges and upon the Registrar, after due and careful enquiry, being satisfied with the title and identity of the person making the request and subject to such other reasonable regulations as the Issuer and the Registrar may prescribe, all as described in the Agency Agreement. Subject as provided above, the Registrar will, within three business days of such deposit (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver a new Registered Global Note at its specified office to and in the name of the transferee. Notwithstanding the above provisions the holder of a Registered Global Note may not require the transfer of a Registered Global Note to be registered during the period of 15 days ending on the due date for any payment of principal or interest on the Registered Global Note.

A definitive Registered Note may be transferred in whole or in part (in the amount of the lowest Specified.Denomination or any integral multiple thereof) by the transferor depositing such Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar, with the form of transfer endorsed on the definitive Registered Note duly completed and signed by or on behalf of the transferor and upon the Registrar after due and careful enquiry being satisfied with the documents of title and the identity of the person making the request and subject to such reasonable regulations as the Issuer and the Registrar may prescribe. Subject as provided above, the Registrar will, within three business days of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver at its specified office to the transferee or (at the risk of the transferee) send by mail to such address as the transferee may request a new Registered Note of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note, a new Registered Note in respect of the balance of the Registered Note not transferred will be so delivered or (at the risk of the transferor) sent to the transferor.

In the event of a partial redemption of Registered Notes under Condition 5, the Registrar shall not be required:

(a) to register the transfer of definitive Registered Notes (or parts of Registered Notes) during the period beginning on the 45th day before the date of the

partial redemption and ending on the day on which notice is given specifying the serial numbers of definitive Registered Notes called (in whole or in part) for redemption (both inclusive); or

(b) to register the transfer of any definitive Registered Note, or part of a definitive Registered Note, called for partial redemption.

Registered Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer or any exchange as provided above, except for any costs or expenses of delivery other than by regular mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration or exchange.

For so long as any of the Notes are represented by a Global Note in bearer form, each person (other than a clearing system which is an account holder with another clearing system for the purpose of operating any "bridge" between two or more clearing systems) who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Agent and any other Paying Agent as a holder of such nominal amount of such Notes for all purposes other than for the payment of principal (including premium (if any)) and interest on such Notes or the delivery of securities or any other assets deliverable pursuant to such Notes, the right to which shall be vested, as against the Issuer, the Agent and any other Paying Agent, solely in the bearer holder of the Global Note in accordance with and subject to its terms (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly).

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, or such other rules and procedures as may be specified in the applicable Pricing Supplement.

2 Status of the Notes

The Notes and (if applicable) the relative Coupons and Receipts are direct and, subject to Condition 3, unsecured obligations of the Issuer ranking pari passu without any preference among themselves and, subject as aforesaid, with all its other obligations which are unsecured and not subordinated. The Notes and (if applicable) the relative Coupons and Receipts are not the obligations of any government or member of the Issuer.[1]

[1] * This disclaimer will also appear conspicuously on the face of the Notes, as required by Article 20.2 of the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990.

3 Negative Pledge

As long as any of the Notes shall be outstanding, the Issuer will not create on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness quoted, listed or ordinarily dealt in on any stock exchange or other organised securities market, heretofore or hereafter issued or assumed by the Issuer or for any guarantee thereof by the Issuer, unless all payments in respect of the Notes shall be secured by such mortgage, pledge, lien or charge equally and rateably with such bonds, notes, evidences of indebtedness or guarantees; provided, however, that the foregoing shall not apply to: (i) any lien created as security for the payment of such indebtedness or guarantee incurred for the purpose of financing or refinancing the purchase of any property; (ii) any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which it is originally incurred; or (iii) any extension or renewal of the foregoing.

4 Interest

(a) ***Interest on Fixed Rate Notes***

(i) Each Fixed Rate Note bears interest from and including the Interest Commencement Date to but excluding the next following Fixed Interest Date or the Maturity Date, as the case may be, at the rate(s) per annum equal to the Fixed Rate(s) of Interest payable in arrear on the Fixed Interest Date(s) in each year and on the Maturity Date, subject to Condition 6(e). The first payment of interest will be made on the Fixed Interest Date next following the Interest Commencement Date and, if the first anniversary of the Interest Commencement Date is not a Fixed Interest Date, will amount to the Initial Broken Amount. If the Maturity Date is not a Fixed Interest Date, interest from and including the preceding Fixed Interest Date (or the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will amount to the Final Broken Amount.

(ii) Subject as aforesaid, such interest will be payable in respect of each Fixed Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) a Fixed Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Fixed Interest Date or the Maturity Date, as the case may be). If interest is required to be calculated for a period ending other than on a Fixed Interest Date, or for a period ending on a Fixed Interest Date as adjusted in accordance with the business day convention specified in the applicable Pricing Supplement (all in accordance with Clause 4(a)(iii) below) such interest shall be calculated by applying the Fixed Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions, the following expressions have the following meanings:

"Fixed Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \text{ x } (Y_2 - Y_1)] + [30 \text{ x } (M2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and Di is greater than 29, in which case D2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \text{ x } (Y_2 - Y_1)] + [30 \text{ x } (M2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the

Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(G) if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement,

if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Fixed Interest Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(a)(ii)(G), the adjustment of any Fixed Interest Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the

country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting a Fixed Interest Period).

(iii) If any Fixed Interest Date would otherwise fall on a day which is not a Business Day, then payment of the interest due on such Fixed Interest Date, subject to Condition 6(e), shall be made after adjustment in accordance with the business day convention specified in the applicable Pricing Supplement. If the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the Fixed Interest Date shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be brought forward to the immediately preceding Business Day.

If the payment in respect of a Fixed Interest Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Fixed Interest Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Fixed Interest Date as adjusted in accordance with the specified business day convention, in which case the Fixed Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks

and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) ***Interest on Floating Rate Notes***

(i) *Interest Payment Dates*

Each Floating Rate Note and Indexed Note bears interest on its nominal amount as specified in Condition 4(b)(ii) and such interest will be payable (subject to Condition 6(e)) in arrear on either:

(A) the Interest Payment Date(s) in each year; or

(B) if no express Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If any Interest Payment Date (or other date) which is specified in the applicable Pricing Supplement to be subject to adjustment in accordance with a business day convention would otherwise fall on a day which is not a Business Day, then, subject to Condition 6(e), if the business day convention specified is:

(1) in the case of (B) above, the Floating Rate Convention, such Interest Payment Date (or other date) shall be postponed to

the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date (or other date) shall be the immediately preceding Business Day and (B) each subsequent Interest Payment Date (or other date) shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date (or other date) occurred;

(2) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day;

(3) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other such date) shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day.

If the payment in respect of an Interest Payment Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Interest Payment Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Interest Payment Date, as adjusted in accordance with the specified business day convention, in which case the Floating Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(b), "Business Day" means a day which is:

(A) either (1) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (2) in relation to Notes denominated in euro, a day on which the TARGET system is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(B) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre

specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes will be determined in the manner specified in the applicable Pricing Supplement. Interest (including any Rate of Interest, if applicable) in the case of Indexed Notes, will be determined in accordance with Condition 4(d).

(iii) *ISDA Determination*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Pricing Supplement under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is the period specified in the applicable Pricing Supplement; and

(C) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London interbank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or in any other case, as specified in the applicable Pricing Supplement.

For the purpose of this sub-paragraph (iii) "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions; and the definition of "Banking Day" in the ISDA Definitions shall be amended to insert after the words "are open for" in the second line the word "general".

When this sub-paragraph (iii) applies, in respect of each relevant Interest Period the Agent will be deemed to have discharged its obligations under sub-paragraph (v) below in respect of the determination of the Rate of Interest if it has determined the Rate of Interest in respect of such Interest Period in the manner provided in this sub-paragraph (iii).

In these Terms and Conditions "Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and shall include any other country that has not adopted the aforementioned single currency, as may be specified in the applicable Pricing Supplement.

In these Terms and Conditions, "ISDA Definitions" means the 2006 ISDA Definitions (as amended and/or supplemented as at the Issue Date of the Notes) published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

(iv) *Screen Rate Determination*

The provisions set out below in this sub-paragraph (iv) will apply unless otherwise specified in the applicable Pricing Supplement.

Where so specified in the applicable Pricing Supplement, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(A) the offered quotation; or

(B) the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the offered quotations (expressed as a percentage rate per annum),

for deposits in the Specified Currency for the Specified Period which appears or appear, as the case may be, on the Relevant Screen Page as at 11:00 a.m. (London time, in the case of LIBOR, or Brussels time in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement). If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest rate, one only of such rates) and the lowest (or, if there is more than one such lowest rate, one only of such rates) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

If the Relevant Screen Page is not available or if, in the case of (A) above, no such offered quotation appears or, in the case of (B) above, fewer than three of such offered quotations appear as at such time specified above, the Agent (or such other entity specified in the applicable Pricing Supplement) shall request each of the Reference Banks (as defined below) to provide the Agent (or such other entity specified in the applicable Pricing Supplement) with its offered

quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the Specified Period to prime banks in the London inter-bank market at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or to prime banks in the Euro-zone inter-bank market at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR on the Interest Determination Date. If two or more of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations, the Rate of Interest for the relevant Interest Period shall be the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of such offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement).

If on any Interest Determination Date one only or none of the Reference Banks provides the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Agent (or such other entity specified in the applicable Pricing Supplement) determines as being the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the rates, as communicated to (and at the request of) the Agent (or such other entity specified in the applicable Pricing Supplement) by the Reference Banks or any two or more of them, at which such banks were offered, as at 11:00 a.m. (London time if the Reference Rate is LIBOR, or Brussels time, if the Reference Rate is EURIBOR) on the relevant Interest Determination Date, deposits in the Specified Currency for the Specified Period by prime banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, plus or minus (as appropriate) the Margin (if any), or if fewer than two of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered rates, the offered rate for deposits in the Specified Currency for the Specified Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the Specified Period, which, at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or, at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Agent and the Issuer suitable for such purpose) informs the Agent (or such other entity specified in the applicable Pricing Supplement) it is quoting to prime

banks in the London inter-bank market, if the Reference Rate is LIBOR, or, the Euro-zone inter-bank market, if the Reference Rate is EURIBOR, as the case may be, (or, as the case may be, the quotations of such bank or banks to the Agent (or such other entity specified in the applicable Pricing Supplement)) plus or minus (as appropriate) the Margin (if any), provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be established by the Agent (or such other entity specified in the applicable Pricing Supplement) in its sole and absolute discretion and acting in good faith, or as otherwise specified in the applicable Pricing Supplement.

(v) *Determination of Rate of Interest and calculation of Interest Amount*

The Agent will, on or as soon as practicable after each date on which the Rate of Interest is to be determined (the "Interest Determination Date"), determine the Rate of Interest (subject to any Minimum or Maximum Rate of Interest specified in the applicable Pricing Supplement) and calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. In these Terms and Conditions, the following expressions have the following meanings:

"Floating Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and DI is greater than 29, in which case D2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \text{ x } (Y_2 - Y_1)] + [30 \text{ x } (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(G) in relation to Indexed Notes only, if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement, if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Interest Payment Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(b)(v)(G), the adjustment of any Interest Payment Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting an Interest Period).

(vi) *Notification of Rate of Interest and Interest Amount*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, (in the case of Floating Rate Notes which are admitted to the official list of the UK Listing Authority (the "Official List") and admitted to trading on the London Stock Exchange's Regulated Market (the "Regulated Market")), the UK Listing Authority and, if applicable, to any other stock exchange on which the relevant Floating Rate Notes are for the time being listed, and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (or, in relation to the Noteholders, such other period as may be specified in the applicable Pricing Supplement) thereafter. Each Interest Amount and Interest Payment Date so notified may

subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(vii) *Certificates to be final*

All certificates, communications, determinations, calculations and decisions (the "determinations") made for the purposes of the provisions of this Condition 4(b), by the Agent, or for the purposes of Condition 4(d) by, if applicable, the Calculation Agent and/or the Determination Agent, as the case may be, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the Determination Agent (if applicable), the other Paying Agents and all Noteholders. In making such determinations, the Agent, the Calculation Agent and/or the Determination Agent, as the case may be, shall not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and accordingly, no liability to the Noteholders shall attach to, respectively, as the case may be, any one of the Agent, the Calculation Agent (if applicable), or the Determination Agent (if applicable), in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to Condition 4(b) or 4(d), as the case may be.

(viii) *Reference Banks*

In these Terms and Conditions, "Reference Banks" means:

(A) if "Agent's Selection" is specified in the applicable Pricing Supplement, in the case of a determination of LIBOR, the principal London office of five major international banks active in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of five major international banks active in the Euro-zone inter-bank market, in each case selected by the Agent; or

(B) the banks specified or the banks to be selected by such method as may be specified in the applicable Pricing Supplement; or

(C) if none of the above are specified in the applicable Pricing Supplement, those banks whose names appear on the Relevant Screen Page as at 11:00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the relevant Interest Determination Date or, if such page contains a single rate (without details of the relevant reference banks) which is itself the single arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, such other page(s) on which the banks used to determine such average appear, provided that:

(1) if the Relevant Screen Page is then not available or fewer than three such names then appear, the Reference

Banks shall be the banks whose names last appeared on such page(s) when no fewer than three such names appeared; and

(2) if the Relevant Screen Page is not then available but such page(s) when last available displayed only one London inter-bank offered rate (in the case of LIBOR), or one Euro-zone inter-bank offered rate (in the case of EURIBOR), which was itself the arithmetic mean of the offered rates quoted by (in the case of LIB OR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, the Reference Banks shall be the banks which were used to determine such arithmetic mean.

In the case of a determination of LIBOR, references to Reference Banks are to their principal London offices and in the case of a determination of EURIBOR, references to Reference Banks are to their principal Euro-zone offices.

If the Reference Rate from time to time in respect of Floating Rate Notes of a Series is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Series will be determined as provided in the applicable Pricing Supplement.

(c) ***Zero Coupon Notes***

Where a Zero Coupon Note becomes due and repayable prior to the Maturity Date and is not paid when due, the amount due and repayable shall be the amount determined in accordance with Condition 5(d) as its Amortised Face Amount. As from the Maturity Date, any overdue principal of such Note shall bear interest at a rate per annum equal to the Accrual Yield specified in the applicable Pricing Supplement. Such interest shall continue to accrue (as well after as before any judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums due in respect thereof up to that date. Such interest will be calculated on the basis of a 360 day year consisting of 12 months of 30 days each.

(d) ***Interest on Indexed Notes***

In the case of Indexed Notes where the Rate of Interest and/or the Interest Amount, as the case may be, (whether on any Interest Payment Date, Fixed Interest Date, early redemption, maturity or otherwise) falls to be determined by reference to an index and/or a formula, the Rate of Interest

and/or the Interest Amount, as the case may be, shall be determined in accordance with such index and/or formula in the manner specified in the applicable Pricing Supplement (the "Index" and/or the "Formula", respectively). The provisions set out in Condition 4(b)(i) will apply to Indexed Notes, and, if a Floating Day Count Fraction is specified in the applicable Pricing Supplement, the relevant provisions in relation thereto set out in Condition 4(b)(v) will also apply.

(e) ***Interest on Partly Paid Notes***

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes) interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(f) ***Interest Payments***

Interest will be paid subject to and in accordance with the provisions of Condition 6. Interest will cease to accrue on each Note (or, in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment or, as the case may be, delivery of principal is improperly withheld or refused, in which event interest will continue to accrue (as well after as before any judgment) until whichever is the earlier of (i) the day on which all sums or, as the case may be, all assets deliverable due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums or, as the case may be, all assets deliverable due in respect thereof up to that date.

(g) ***Interest on Dual Currency Notes***

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

5 Redemption and Purchase

(a) ***At Maturity***

Unless previously redeemed or purchased and cancelled as provided below, the Notes will be redeemed by the Issuer by payment, subject to Condition 6(e), or, as the case may be, delivery of the Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the Specified Currency (if applicable) on the Maturity Date specified in the applicable Pricing Supplement. If the Maturity Date specified in the applicable Pricing Supplement falls on a date which was initially a Fixed Interest Date or Interest Payment Date prior to adjustment in accordance with Condition 4(a)(iii) or 4(b)(i), the Maturity Date will be

adjusted in accordance with the business day convention applicable to such adjusted Fixed Interest Date or Interest Payment Date, as the case may be.

In the case of Zero Coupon Notes, if the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the Final Redemption Amount will be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the Final Redemption Amount shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day.

In this Condition 5(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and, if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) ***Redemption at the option of the Issuer***

If the applicable Pricing Supplement specifies that the Notes of a Series are redeemable at the option of the Issuer, they may be so redeemed, on giving not less than 30 nor more than 45 days' notice (or such other period as may be specified in the applicable Pricing Supplement) to the holders of Notes (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 13, on the date or dates and at the relevant price(s) specified in the applicable Pricing Supplement. In the case of a partial redemption of such Notes, Notes to be redeemed (the "Redeemed Notes") will be selected individually by lot in such place as the Agent may approve and in such manner as the Agent shall deem to be

appropriate and fair, and in the case of Redeemed Notes represented by definitive Notes, to be done in accordance with the rules of Euroclear and Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), and in the case of Redeemed Notes represented by a Global Note, not more than 60 days prior to the date fixed for redemption and a list of such Notes called for redemption will be published in accordance with Condition 13 not less than 30 nor more than 45 days prior to such date.

(c) ***Redemption at the option of the Noteholders***

If the applicable Pricing Supplement specifies that any Note is redeemable at the option of the holder of such Note it may be so redeemed by the holder giving to the Issuer in accordance with Condition 13 not less than 65 nor more than 80 days' notice (which notice shall be irrevocable) and the Issuer will, upon the expiry of such notice redeem such Note on a date or dates and at the relevant price(s) as specified in the applicable Pricing Supplement.

(d) ***Early Redemption Amounts***

For the purposes of paragraph (b) or (c) above and Condition 9, the Notes will be redeemed at an amount (the "Early Redemption Amount") calculated as follows, together, if appropriate, with interest accrued to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes) with a Final Redemption Amount which is or may be lesser or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Pricing Supplement or, if no such amount or manner is set out in the Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:

(A) the Reference Price specified in the applicable Pricing Supplement; and

(B) the product of the Accrual Yield specified in the applicable Pricing Supplement (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable.

Where such calculation is to be made for a period of less than a full year or for a period which is not a whole number of years, (1) in the case of Fixed Rate Notes it shall be made on the basis of the Fixed Day Count Fraction specified in the applicable Pricing Supplement; (2) in the case of Floating Rate Notes it shall be made on the basis of the Floating Day Count Fraction specified in the applicable Pricing Supplement; (3) in the case of Zero Coupon Notes it shall be made on the basis of a 360 day year consisting of 12 months of 30 days each (unless otherwise specified in the applicable Pricing Supplement); and (4) in the case of any other Notes other than Fixed Rate Notes, Floating Rate Notes or Zero Coupon Notes, it shall be made on the basis of the relevant day count fraction as may be specified in the applicable Pricing Supplement.

(e) ***Purchase***

The Issuer may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by the Issuer may be held or resold or, at the discretion of the Issuer, surrendered to the Agent for cancellation (together with (in the case of definitive Bearer Notes of this Series) any unmatured Coupons or Receipts attached thereto or purchased therewith). If purchases are made by tender, tenders must be made available to all holders of Notes of this Series alike.

(f) ***Cancellation***

All Notes redeemed shall be, and all Notes purchased or otherwise acquired as aforesaid may, at the option of the Issuer, be cancelled (together, in the case of definitive Bearer Notes, with all unmatured Coupons and Receipts presented therewith) and thereafter may not be re-issued or re-sold.

(g) ***Instalments***

Each Note in definitive form which is redeemable in instalments will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. All instalments (other than the final instalment) will be redeemed against surrender of, in the case of a definitive Bearer Note, the relevant Receipt (which must be presented with the Note to which it appertains) and, in the case of a definitive Registered Note, the relevant Note and issue of a new Note in the nominal amount remaining outstanding, all as more fully described in Condition 6.

(h) ***Late payment on Zero Coupon Notes***

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (b) or (c) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (d)(iii) above as though the references therein to the date fixed for

redemption or the date upon which the Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

(i) ***Partly Paid Notes***

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise in accordance with the provisions of this Condition 5 as amended or varied by the information specified in the applicable Pricing Supplement.

6 Payments, Delivery, Coupons and Exchange of Talons

(a) Method of Payment

Payments in respect of definitive Notes (other than Dual Currency Notes) denominated in a Specified Currency (other than euro) or, in the case of Dual Currency Notes, payable in a Specified Currency (other than euro) will (subject as provided below) be made by a cheque in the Specified Currency drawn on, or, at the option of the holder and upon 15 days' prior notice to the Agent, by transfer to an account (in the case of payment in Japanese yen to a non-resident of Japan, to a non-resident account) in the Specified Currency maintained by the payee with, a bank (in the case aforesaid, an authorised foreign exchange bank) in the principal financial centre of the country of the Specified Currency. Payments in euro will be made by credit or transfer to a euro account (or to any other account to which euro may be credited or transferred) specified by the payee with a bank in a city in which banks have access to the TARGET System.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Registered Notes will be made to the registered holder (or to the first named of joint holders) against presentation and surrender of the Note at the specified office of any Paying Agent. Payments of interest on each definitive Registered Note will be made to the holder (or to the first named of joint holders) of the Registered Note appearing on the register at the close of business on the fifteenth day before the relevant due date (the "Record Date") at his address shown on the Register on the Record Date.

Payments of principal in respect of instalments will be made to the registered holder (or to the first named of joint holders) against surrender of the relevant definitive Registered Note and (other than in the case of the final instalment) the issue of a new Registered Note in the nominal amount remaining outstanding.

Payments of principal and interest (if any) in respect of the definitive Bearer Notes will (subject as provided below) be made against presentation or surrender of such Bearer Notes or Coupons, as the case may be, at any specified office of any Paying Agent located outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of principal in respect of instalments (if any), other than the last instalment, will (subject as provided below) be made against surrender of the relevant Receipt.

Payment of the last instalment will be made against surrender of the relevant Bearer Note. Each Receipt must be presented for payment of such instalment together with the relevant definitive Bearer Note against which the amount will be payable in respect of that instalment. If any definitive Bearer Notes are redeemed or become repayable prior to the Maturity Date in respect thereof, principal will be payable on surrender of each such Note together with all unmatured Receipts appertaining thereto. Unmatured Receipts and Receipts presented without the definitive Bearer Notes to which they appertain do not constitute obligations of the Issuer. All payments of interest and principal with respect to Bearer Notes will be made to accounts located outside the United States except as otherwise provided in the third succeeding paragraph.

(c) ***Payments in respect of Global Notes***

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will be made in the manner specified above and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent.

The Paying Agent to which a Registered Global Note or a Global Note that is not in new global note ("NGN") form is presented shall make a record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, on such Global Note and such record shall be prima facie evidence that the payment in question has been made. The Issuer shall, in the case of a Global Note that is in NGN form, procure that details of each payment, distinguishing between any payment of principal and any payment of interest, on such Global Note be entered pro rata in the records of the relevant clearing system and each payment so made will discharge the Issuer's obligations in respect thereof and any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

The holder of the relevant Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and

the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of The Depository Trust Company or of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of Notes must look solely to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note. No person other than the holder of the relevant Global Note shall have any claim against the Issuer in respect of any payments due on that Global Note.

(d) ***General provisions applicable to payments***

Notwithstanding the foregoing, payments in respect of Bearer Notes denominated and payable in United States dollars will be made at the specified office of any Paying Agent in the United States (a) if (1) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount due on the Bearer Notes in the manner provided above when due, (2) payment of the full amount due at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (3) such payment is then permitted under United States law, and (b) at the option of the relevant holder if such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

The names of the initial Agent and the other initial Paying Agents and their initial specified offices are set out below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents and/or to approve any change in the specified office of any Paying Agent, provided that it will, so long as any of the Notes is outstanding, maintain (i) an Agent, (ii) a Paying Agent (which may be the Agent) having a specified office in a leading financial centre in continental Europe, (iii) so long as any Notes are admitted to the Official List and admitted to trading on the Regulated Market, a Paying Agent (which may be the Agent) having a specified office in London or such other place as may be approved by the UK Listing Authority and (iv) so long as any Notes are listed on the Singapore Exchange Securities Trading Limited (and that Exchange so requires), a Paying Agent (which may be the Agent) having a specified office in Singapore. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13 below and provided further that neither the resignation nor removal of the Agent shall take effect, except in the case of

insolvency as aforesaid, until a new Agent has been appointed. In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in (d)(2) of this Condition 6.

Payments in respect of the Notes will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(e) ***Payment Date***

If the due date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment at the place of presentation of the amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this paragraph (e) "Payment Day" means:

(i) any day on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation and any additional business centre specified in the applicable Pricing Supplement;

(ii) in the case of any payment in respect of a registered global Note denominated in a Specified Currency other than United States dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such registered global Note) has elected to receive any part of such payment in United States dollars, a day on which commercial banks and foreign exchange markets settle payments in New York City; and

(iii) (A) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the Specified Currency, a day on which foreign exchange transactions may be carried on in the Specified Currency in the principal financial centre of the country of such Specified Currency; or

(B) (in the case of settlement of payments in euro) a TARGET Business Day.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such Note from (and including) the last preceding due date for the payment of interest (or from the Interest Commencement Date) will be paid against surrender of such Note.

(f) ***Coupons and Exchange of Talons***

Fixed Rate Bearer Notes in definitive form should be presented for payment with all unmatured Coupons appertaining thereto (which expression shall include Coupons to be issued on exchange of Talons which will have matured on or before the relevant redemption date), failing which the full amount of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the full amount of such missing

unmatured Coupon which the sum so paid bears to the total amount due) will be deducted from the sum due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon within a period of 10 years from the Relevant Date (as defined below) for the payment of such sum due for payment, whether or not such Coupon has become void pursuant to Condition 10 or, if later, five years from the due date for payment of such Coupon. Upon any Fixed Rate Bearer Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Indexed Note in definitive bearer form, all unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to, and including, the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the interest payment date on which the final Coupon comprised in the relative Coupon sheet matures.

(g) ***Method of Delivery for Notes to be Physically Settled***

Any Notes which provide for settlement by delivery of underlying assets will be settled in accordance with the provisions for such physical delivery set out in the applicable Pricing Supplement.

References to payment of principal in this Condition 6 will, where the context so permits, be deemed to include delivery of underlying assets in settlement of Notes which provide for physical settlement.

7 Taxation

All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.

8 Euro

Euro means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended from time to time.

9 Events of Default

(a) If any one or more of the following events ("Events of Default") shall have occurred and be continuing:

(i) the Issuer defaults for a period of 90 days in the payment of the principal of, or interest on, the Notes;

(ii) the Issuer defaults in the performance of any other covenant or agreement contained in the Notes and any such default shall continue for a period of 90 days after written notice thereof shall have been given to the Issuer at the office of the Agent by any Noteholder; or

(iii) the Issuer defaults in the payment of the principal of, or interest on, any bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days,

the holder for the time being of any Note may give notice to the Issuer either directly or at the office of the Agent that such Note is redeemable upon the 30th day after such notice is received by the Issuer, whereupon such Note shall become so redeemable in accordance with paragraph (b) below, unless prior to such time all events of default provided for herein in respect of the Notes shall have been cured.

(b) If the Notes become so due and redeemable pursuant to this Condition 9, they shall be redeemable in accordance with the provisions of Condition 5(d).

10 Prescription

Claims for payment or delivery, as the case may be, of principal in respect of the Notes shall be prescribed upon the expiry of 10 years, and claims for payment or delivery, as the case may be, of interest (if any) in respect of the Notes shall be prescribed upon the expiry of 5 years, in each case from the Relevant Date (as defined below) thereof, subject to the provisions of Condition 6. There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment or delivery, as the case may be, in respect of which would be void pursuant to this Condition 10 or Condition 6 above.

For the purposes of these Conditions, "Relevant Date" means the date on which the payment or delivery, as the case may be, in respect of the Notes, Receipts or Coupons first becomes due and payable or deliverable, as the case may be, but, if the full amount of the moneys payable or the assets deliverable, as the case may be, on such date has not been received by the Agent on or prior to such date, the "Relevant Date" means the date on which, such moneys (or as the case may be, the deliverable assets) having been received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

11 Replacement of Notes, Coupons and Receipts

If any Note (including any Global Note), Receipt or Coupon is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of the Agent upon

payment by the claimant of the costs incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Notes, Receipts or Coupons must be surrendered before replacements will be issued.

12 Meetings of Noteholders and Modification

The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters affecting their interests, including modifications by Extraordinary Resolution of the terms and conditions of the Notes. The quorum for any meeting convened to consider a resolution proposed as an Extraordinary Resolution shall be one or more persons holding or representing a majority in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that at any meeting, the business of which includes, inter alia, (i) modification of the Maturity Date of the Notes or reduction or cancellation of the nominal amount payable or the assets deliverable upon maturity; (ii) reduction of the amount payable or modification of the payment date in respect of any interest in respect of the Notes or variation of the method of calculating the rate of interest in respect of the Notes; (iii) reduction of any Minimum Rate of Interest and/or Maximum Rate of Interest; (iv) modification of the currency in which payments under the Notes and/or the Coupons appertaining thereto are to be made; (v) modification of the majority required to pass an Extraordinary Resolution; or (vi) modification of the provisions of the Agency Agreement concerning this exception, the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a majority, of the nominal amount of the Notes for the time being outstanding. A resolution in writing signed by or on behalf of persons holding directly, or, in relation to Notes held in global form, by (i) in the case of a Global Note that is in NGN form, by or on behalf of the common safekeeper for Euroclear and Clearstream, Luxembourg; or (ii) in any other case, the relevant common depositary or nominee of the applicable clearing system (in accordance with the rules and procedures of that applicable clearing system), holding, not less than 90 per cent, in principal amount of the Notes for the time being outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions contained in the Agency Agreement. Any such Resolution will be binding on all Noteholders (whether or not they are present at any meeting) and on all Receiptholders and Couponholders relating to the relevant Notes.

The Agent may agree, without the consent of the Noteholder, Receiptholder or Couponholder, to any modification to any of the provisions of the Agency Agreement or the Notes which is of a formal, minor or technical nature or is made to correct a manifest error. Any such modification shall be binding on all the Noteholders, Receiptholders or Couponholders and, if the Agent so requires, shall

be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

13 Notices

(a) All notices to the holders of Registered Notes will be valid if mailed to their registered addresses.

(b) All notices regarding Bearer Notes will be valid if published (i) in one leading London daily newspaper (which is expected to be the Financial Times) and (ii) (in respect of any Notes listed on the Singapore Exchange Securities Trading Limited (so long as that Exchange so requires)),

in an English language daily newspaper of general circulation in Singapore (which is expected to be The Business Times). Any notice published as aforesaid shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the holders of the Notes of this Series in accordance with this Condition.

(c) Until such time as any definitive Notes are issued, there may, so long as all the Global Note(s) for this Series is or are held in its or their entirety on behalf of The Depository Trust Company (in the case of Registered Notes) or Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes), be substituted, in relation only to such Series, for such publication as aforesaid, the delivery of the relevant notice to The Depository Trust Company (in the case of Registered Notes) or to Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes) for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified in the applicable Pricing Supplement) on which the said notice was given to The Depository Trust Company (in the case of Registered Notes) or to Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes).

(d) Except as specified in Condition 9, notices to be given by any holder of any Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any Notes are represented by a Global Note, such notice may be given by a holder of any of the Notes so represented to the Agent via The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg may approve for this purpose.

14 Agents

In acting under the Agency Agreement, the Agent, the Registrar and the Paying Agents will act solely as agents of the Issuer and do not assume any obligations or relationships of agency or trust to or with the Noteholders, Receiptholders or Couponholders, except (without affecting the obligations of the Issuer to the Noteholders, Receiptholders and Couponholders, to redeem Notes and pay interest thereon) funds received by the Agent for the payment of the principal of or interest on the Notes shall be held by it in trust for the Noteholders and/or Receiptholders or Couponholders until the expiration of the relevant period of prescription under

Condition 10. The Issuer will agree to perform and observe the obligations imposed upon it under the Agency Agreement. The Agency Agreement contains provisions for the indemnification of the Paying Agents and for relief from responsibility in certain circumstances, and entitles any of them to enter into business transactions with the Issuer and any of its subsidiaries without being liable to account to the Noteholders, Receiptholders or the Couponholders for any resulting profit. Any reference herein to the Agent or the Agents or to a calculation agent or determination agent shall include any successor thereto.

15 Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes of any series (including the Notes) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes.

16 Governing Law

The Notes, the Receipts, the Coupons and the Agency Agreement and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, the laws of England. The Issuer irrevocably agrees for the benefit of each of the Noteholders, the Receiptholders and the Couponholders that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, Receipts or Coupons.

17 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL104,022,200 (including 138 days' accrued interest) but payable in USD in the amount of USD62,288,742.51) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P, since 1991, an Aaa credit rating from Moody's since 1992 and an AAA credit rating from Fitch since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoverstraat
B-1000 Brussels
Belgium

LEGAL ADVISER

To the Dealer

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010)

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010), issued pursuant to the Issuer's €30,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 4 February 2011 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Dealer

J.P. Morgan

4 February 2011

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectuses of the Issuer dated 11 August 2009 and 11 August 2010 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.
Arranger for the Programme	Merrill Lynch International
Dealer	J.P. Morgan Securities Ltd.
Agent	Citibank, N.A.
Currency	Brazilian real ("BRL"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity	10 September 2012
Issue Price	The Issue Price of the Notes is 101.525 per cent. plus 138 days' accrued interest on the Nominal Amount from and including 10 September 2010 to but excluding the Issue Date
Fungible with existing Notes	The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September

	2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010 on the Issue Date.
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	9.25 per cent.
Interest Payment Date(s) or Interest Period(s)	10 September in each year commencing 10 September 2011
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes	BRL5,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.

Rating	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.
Listing	Application will be made by the Issuer (or on its behalf) for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc with effect from 8 February 2011, or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
Governing Law....................................	English
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital	The Issuer has an authorised share capital totalling €21 billion, of which €6 billion is paid in and €15 billion is callable.
Business	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors	Kurt Bayer, Stefania Bazzoni, Ole Blöndal, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Thomas Hackett, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Jari Koskinen, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Jonathan Ockenden, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Paul Vlaanderen are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL104,022,200 (including 138 days' accrued interest) but payable in USD in the amount of USD62,288,742.51) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €21 billion of authorised share capital, €6 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with approximately 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2010. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Since the second half of 2007, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery. The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with Brazil and the Brazilian economy in general, including but not limited to historic volatility of the Brazilian real, which may have effects upon the Notes, and in particular the USD/BRL exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors.

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Dealer nor JPMorgan Chase Bank N.A. acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the USD/BRL foreign exchange rate may go down as well as up.
If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.
If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR
Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT
The Bank of New York Mellon SA/NV
46 Rue Montoverstraat
B-1000 Brussels
Belgium

LEGAL ADVISERS

To the Dealer
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

24 January 2011

European Bank for Reconstruction and Development
BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 and incorporated by reference into the Base Prospectus dated 11 August 2010 and which are attached hereto. This Pricing Supplement constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Base Prospectus dated 11 August 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"), save in respect of the Conditions which are extracted from the Base Prospectus dated 11 August 2009 and are attached hereto, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectuses dated 11 August 2009 and 11 August 2010, the Registration Document, the Securities Note and the Summary Note. The Base Prospectuses, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL100,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	26 January 2011
5	Issue Price:	101.525 per cent. plus 138 days' accrued interest on the Nominal Amount from and including 10 September 2010 to but excluding the Issue Date
6	Maturity Date:	10 September 2012

7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010 on the Issue Date

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	BRL5,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		10 September 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.25 per cent. per annum. For the avoidance of doubt, BRL 462.50 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	10 September in each year commencing 10 September 2011 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Federative Republic of Brazil The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisão de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048397549
	ISIN Code:	XS0483975495
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.000 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 8 February 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Duly Authorised Officer

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 8 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

S&P, Moody's and Fitch are established in the European Union and have each applied for registration under Regulation (EC) No 1060/2009, although the result of such application has not yet been determined.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be BRL104,022,200 but payable in USD in the amount of USD62,288,742.51) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii) Estimated net proceeds:	BRL104,022,200 (USD equivalent: USD62,288,742.51)
(iii) Estimated total expenses:	£10,000

6 YIELD

Indication of yield:	8.150 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL462.50 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, TARGET and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010 – December 2010	1.8950	1.6530

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

Annex C
Terms and Conditions from the Base Prospectus dated 11 August 2009

This Note is one of a Series of the Notes ("Notes", which expression shall mean (i) in relation to any Notes represented by a Note in global form (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency of the relevant Notes, (ii) definitive Notes issued in exchange (or part exchange) for a Global Note and (iii) any Global Note) issued subject to, and with the benefit of, an amended and restated Agency Agreement dated 11 August 2009 (the "Agency Agreement") and made between European Bank for Reconstruction and Development (the "Issuer"), Citibank, N.A. as issuing agent, principal paying agent, agent bank and, if so specified in the applicable Pricing Supplement, calculation agent and/or determination agent, as the case may be, (the "Agent", which expression shall include any successor as agent or any other calculation agent and/or determination agent, as the case may be, specified in the applicable Pricing Supplement), Citibank, N.A., as registrar (the "Registrar", which expression shall include any successor registrar) and the other paying agents named therein (together with the Agent, the "Paying Agents" which expression shall include any additional or successor paying agents).

As used herein, "Series" means each original issue of Notes together with any further issues expressed to form a single series with the original issue which are denominated in the same currency and which have the same Maturity Date, interest basis and interest payment dates (if any) and the terms of which (save for the Issue Date or Interest Commencement Date and the Issue Price) are otherwise identical (including whether or not the Notes are listed) and the expressions "Notes of the relevant Series" and "holders of Notes of the relevant Series" and related expressions shall be construed accordingly.

To the extent the Pricing Supplement for this Series of Notes specifies other Terms and Conditions which are in addition to, or inconsistent with, these Terms and Conditions, such new Terms and Conditions shall apply to this Series of Notes.

The holders for the time being of the Notes ("Noteholders"), which expression shall, in relation to any Notes represented by a Global Note, be construed as provided in Condition 1, the holders of the Coupons (as defined below) appertaining to interest-bearing definitive Bearer Notes (the "Couponholders"), the holders of the Talons (as defined below) (the "Talonholders") and the holders of the Receipts (as defined below) (the "Receiptholders") are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement and the applicable Pricing Supplement, which are binding on them. The statements in these Terms and Conditions are summaries of, and are subject to, the detailed provisions of the Agency Agreement. Copies of the Agency Agreement (which contains the form of Pricing Supplement) and the Pricing Supplement for the Notes of this Series are available from the principal office of the Agent and the Paying Agents set out at the end of these Terms and Conditions.

The Noteholders, the Receiptholders and the Couponholders are entitled to the benefit of the amended and restated Deed of Covenant (the "Deed of Covenant") dated 11 August 2009 and made by the Issuer. The original of the Deed of Covenant is held by a common depositary on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg").

Any reference herein to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Agent.

Words and expressions defined in the Agency Agreement or defined or set out in the applicable Pricing Supplement (which term, as used herein, means, in relation to this Note, the Pricing Supplement attached hereto or endorsed hereon) shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated.

1 Form, Denomination, Title and Transfer

The Notes are in bearer form ("Bearer Notes") or registered form ("Registered Notes") in the Specified Currency and Specified Denomination(s) and definitive Notes will be serially numbered. This Note is to the extent specified in the applicable Pricing Supplement a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Indexed Note or a Dual Currency Note, or any appropriate combination thereof. If it is a definitive Bearer Note, it is issued with coupons for the payment of interest ("Coupons") attached, and if applicable talons for further Coupons ("Talons") attached unless it is a Zero Coupon Note in which case references to interest (other than in relation to interest due after the Maturity Date) and Coupons in these Terms and Conditions are not applicable. If it is a definitive Bearer Note redeemable in instalments it is issued with receipts ("Receipts") for the payment of instalments of principal prior to stated maturity attached. Wherever Dual Currency Notes or Indexed Notes are issued to bear interest on a fixed or floating rate basis or on a non-interest-bearing basis, the provisions in these Terms and Conditions relating to Fixed Rate Notes, Floating Rate Notes and Zero Coupon Notes respectively shall, where the context so admits, apply to such Dual Currency Notes or Indexed Notes. Any reference in these Terms and Conditions to Coupon(s), Couponholder(s) or coupon(s) shall, unless the context otherwise requires, be deemed to include a reference to Talon(s), Talonholder(s) or talon(s).

Subject as set out below, title to the Bearer Notes, the Coupons and Receipts will pass by delivery. The holder of each Coupon or Receipt, whether or not such Coupon or Receipt is attached to a Bearer Note, in his capacity as such, shall be subject to and bound by all the provisions contained in the relevant Note. The Issuer and any Paying Agents may deem and treat the bearer of any Bearer Note, Coupon or Receipt as the absolute owner thereof (whether or not such Bearer Note, Coupon or Receipt shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out below.

The Issuer has appointed the Registrar at its office specified below to act as registrar in respect of the Registered Notes. The Issuer shall cause to be kept at the specified office of the Registrar for the time being a register (the "Register") on which shall be entered, *inter alia,* the names and addresses of the holders of the Registered Notes and particulars of all transfers of title to the Registered Notes. The Issuer and the Registrar may deem and treat the registered owner of a Registered Note as the absolute owner thereof (whether or not such Note shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof). The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar and to appoint another Registrar provided that it will at all times maintain a Registrar. Notice of any termination or appointment and of any changes in specified offices will be given to

the Registered Noteholders promptly by the Issuer in accordance with Condition 13.

A Global Note in registered form (a "Registered Global Note") may be transferred, in whole, to another nominee for The Depository Trust Company or other common depositary for Euroclear and Clearstream, Luxembourg or such other clearing system and common depositary or person as may be specified in the applicable Pricing Supplement or otherwise as may be specified separately in the applicable Pricing Supplement, by the registered holder depositing the Registered Global Note at the specified office of the Registrar with the form of transfer attached thereto duly completed and signed by or on behalf of the transferor, upon payment of any applicable taxes or other governmental charges and upon the Registrar, after due and careful enquiry, being satisfied with the title and identity of the person making the request and subject to such other reasonable regulations as the Issuer and the Registrar may prescribe, all as described in the Agency Agreement. Subject as provided above, the Registrar will, within three business days of such deposit (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver a new Registered Global Note at its specified office to and in the name of the transferee. Notwithstanding the above provisions the holder of a Registered Global Note may not require the transfer of a Registered Global Note to be registered during the period of 15 days ending on the due date for any payment of principal or interest on the Registered Global Note.

A definitive Registered Note may be transferred in whole or in part (in the amount of the lowest Specified.Denomination or any integral multiple thereof) by the transferor depositing such Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar, with the form of transfer endorsed on the definitive Registered Note duly completed and signed by or on behalf of the transferor and upon the Registrar after due and careful enquiry being satisfied with the documents of title and the identity of the person making the request and subject to such reasonable regulations as the Issuer and the Registrar may prescribe. Subject as provided above, the Registrar will, within three business days of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver at its specified office to the transferee or (at the risk of the transferee) send by mail to such address as the transferee may request a new Registered Note of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note, a new Registered Note in respect of the balance of the Registered Note not transferred will be so delivered or (at the risk of the transferor) sent to the transferor.

In the event of a partial redemption of Registered Notes under Condition 5, the Registrar shall not be required:

(a) to register the transfer of definitive Registered Notes (or parts of Registered Notes) during the period beginning on the 45th day before the date of the

partial redemption and ending on the day on which notice is given specifying the serial numbers of definitive Registered Notes called (in whole or in part) for redemption (both inclusive); or

(b) to register the transfer of any definitive Registered Note, or part of a definitive Registered Note, called for partial redemption.

Registered Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer or any exchange as provided above, except for any costs or expenses of delivery other than by regular mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration or exchange.

For so long as any of the Notes are represented by a Global Note in bearer form, each person (other than a clearing system which is an account holder with another clearing system for the purpose of operating any "bridge" between two or more clearing systems) who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Agent and any other Paying Agent as a holder of such nominal amount of such Notes for all purposes other than for the payment of principal (including premium (if any)) and interest on such Notes or the delivery of securities or any other assets deliverable pursuant to such Notes, the right to which shall be vested, as against the Issuer, the Agent and any other Paying Agent, solely in the bearer holder of the Global Note in accordance with and subject to its terms (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly).

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, or such other rules and procedures as may be specified in the applicable Pricing Supplement.

2 Status of the Notes

The Notes and (if applicable) the relative Coupons and Receipts are direct and, subject to Condition 3, unsecured obligations of the Issuer ranking pari passu without any preference among themselves and, subject as aforesaid, with all its other obligations which are unsecured and not subordinated. The Notes and (if applicable) the relative Coupons and Receipts are not the obligations of any government or member of the Issuer.[1]

[1] * This disclaimer will also appear conspicuously on the face of the Notes, as required by Article 20.2 of the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990.

3 Negative Pledge

As long as any of the Notes shall be outstanding, the Issuer will not create on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness quoted, listed or ordinarily dealt in on any stock exchange or other organised securities market, heretofore or hereafter issued or assumed by the Issuer or for any guarantee thereof by the Issuer, unless all payments in respect of the Notes shall be secured by such mortgage, pledge, lien or charge equally and rateably with such bonds, notes, evidences of indebtedness or guarantees; provided, however, that the foregoing shall not apply to: (i) any lien created as security for the payment of such indebtedness or guarantee incurred for the purpose of financing or refinancing the purchase of any property; (ii) any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which it is originally incurred; or (iii) any extension or renewal of the foregoing.

4 Interest

(a) *Interest on Fixed Rate Notes*

(i) Each Fixed Rate Note bears interest from and including the Interest Commencement Date to but excluding the next following Fixed Interest Date or the Maturity Date, as the case may be, at the rate(s) per annum equal to the Fixed Rate(s) of Interest payable in arrear on the Fixed Interest Date(s) in each year and on the Maturity Date, subject to Condition 6(e). The first payment of interest will be made on the Fixed Interest Date next following the Interest Commencement Date and, if the first anniversary of the Interest Commencement Date is not a Fixed Interest Date, will amount to the Initial Broken Amount. If the Maturity Date is not a Fixed Interest Date, interest from and including the preceding Fixed Interest Date (or the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will amount to the Final Broken Amount.

(ii) Subject as aforesaid, such interest will be payable in respect of each Fixed Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) a Fixed Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Fixed Interest Date or the Maturity Date, as the case may be). If interest is required to be calculated for a period ending other than on a Fixed Interest Date, or for a period ending on a Fixed Interest Date as adjusted in accordance with the business day convention specified in the applicable Pricing Supplement (all in accordance with Clause 4(a)(iii) below) such interest shall be calculated by applying the Fixed Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions, the following expressions have the following meanings:

"Fixed Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and Di is greater than 29, in which case D2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the

Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(G) if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement,

if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Fixed Interest Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(a)(ii)(G), the adjustment of any Fixed Interest Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the

country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting a Fixed Interest Period).

(iii) If any Fixed Interest Date would otherwise fall on a day which is not a Business Day, then payment of the interest due on such Fixed Interest Date, subject to Condition 6(e), shall be made after adjustment in accordance with the business day convention specified in the applicable Pricing Supplement. If the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the Fixed Interest Date shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be brought forward to the immediately preceding Business Day.

If the payment in respect of a Fixed Interest Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Fixed Interest Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Fixed Interest Date as adjusted in accordance with the specified business day convention, in which case the Fixed Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks

and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) *Interest on Floating Rate Notes*

(i) *Interest Payment Dates*

Each Floating Rate Note and Indexed Note bears interest on its nominal amount as specified in Condition 4(b)(ii) and such interest will be payable (subject to Condition 6(e)) in arrear on either:

(A) the Interest Payment Date(s) in each year; or

(B) if no express Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If any Interest Payment Date (or other date) which is specified in the applicable Pricing Supplement to be subject to adjustment in accordance with a business day convention would otherwise fall on a day which is not a Business Day, then, subject to Condition 6(e), if the business day convention specified is:

(1) in the case of (B) above, the Floating Rate Convention, such Interest Payment Date (or other date) shall be postponed to

the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date (or other date) shall be the immediately preceding Business Day and (B) each subsequent Interest Payment Date (or other date) shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date (or other date) occurred;

(2) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day;

(3) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other such date) shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day.

If the payment in respect of an Interest Payment Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Interest Payment Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Interest Payment Date, as adjusted in accordance with the specified business day convention, in which case the Floating Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(b), "Business Day" means a day which is:

(A) either (1) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (2) in relation to Notes denominated in euro, a day on which the TARGET system is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(B) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre

specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes will be determined in the manner specified in the applicable Pricing Supplement. Interest (including any Rate of Interest, if applicable) in the case of Indexed Notes, will be determined in accordance with Condition 4(d).

(iii) *ISDA Determination*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Pricing Supplement under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is the period specified in the applicable Pricing Supplement; and

(C) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London interbank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or in any other case, as specified in the applicable Pricing Supplement.

For the purpose of this sub-paragraph (iii) "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions; and the definition of "Banking Day" in the ISDA Definitions shall be amended to insert after the words "are open for" in the second line the word "general".

When this sub-paragraph (iii) applies, in respect of each relevant Interest Period the Agent will be deemed to have discharged its obligations under sub-paragraph (v) below in respect of the determination of the Rate of Interest if it has determined the Rate of Interest in respect of such Interest Period in the manner provided in this sub-paragraph (iii).

In these Terms and Conditions "Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and shall include any other country that has not adopted the aforementioned single currency, as may be specified in the applicable Pricing Supplement.

In these Terms and Conditions, "ISDA Definitions" means the 2006 ISDA Definitions (as amended and/or supplemented as at the Issue Date of the Notes) published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

(iv) *Screen Rate Determination*

The provisions set out below in this sub-paragraph (iv) will apply unless otherwise specified in the applicable Pricing Supplement.

Where so specified in the applicable Pricing Supplement, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(A) the offered quotation; or

(B) the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the offered quotations (expressed as a percentage rate per annum),

for deposits in the Specified Currency for the Specified Period which appears or appear, as the case may be, on the Relevant Screen Page as at 11:00 a.m. (London time, in the case of LIBOR, or Brussels time in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement). If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest rate, one only of such rates) and the lowest (or, if there is more than one such lowest rate, one only of such rates) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

If the Relevant Screen Page is not available or if, in the case of (A) above, no such offered quotation appears or, in the case of (B) above, fewer than three of such offered quotations appear as at such time specified above, the Agent (or such other entity specified in the applicable Pricing Supplement) shall request each of the Reference Banks (as defined below) to provide the Agent (or such other entity specified in the applicable Pricing Supplement) with its offered

quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the Specified Period to prime banks in the London inter-bank market at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or to prime banks in the Euro-zone inter-bank market at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR on the Interest Determination Date. If two or more of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations, the Rate of Interest for the relevant Interest Period shall be the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of such offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement).

If on any Interest Determination Date one only or none of the Reference Banks provides the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Agent (or such other entity specified in the applicable Pricing Supplement) determines as being the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the rates, as communicated to (and at the request of) the Agent (or such other entity specified in the applicable Pricing Supplement) by the Reference Banks or any two or more of them, at which such banks were offered, as at 11:00 a.m. (London time if the Reference Rate is LIBOR, or Brussels time, if the Reference Rate is EURIBOR) on the relevant Interest Determination Date, deposits in the Specified Currency for the Specified Period by prime banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, plus or minus (as appropriate) the Margin (if any), or if fewer than two of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered rates, the offered rate for deposits in the Specified Currency for the Specified Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the Specified Period, which, at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or, at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Agent and the Issuer suitable for such purpose) informs the Agent (or such other entity specified in the applicable Pricing Supplement) it is quoting to prime

banks in the London inter-bank market, if the Reference Rate is LIBOR, or, the Euro-zone inter-bank market, if the Reference Rate is EURIBOR, as the case may be, (or, as the case may be, the quotations of such bank or banks to the Agent (or such other entity specified in the applicable Pricing Supplement)) plus or minus (as appropriate) the Margin (if any), provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be established by the Agent (or such other entity specified in the applicable Pricing Supplement) in its sole and absolute discretion and acting in good faith, or as otherwise specified in the applicable Pricing Supplement.

(v) *Determination of Rate of Interest and calculation of Interest Amount*

The Agent will, on or as soon as practicable after each date on which the Rate of Interest is to be determined (the "Interest Determination Date"), determine the Rate of Interest (subject to any Minimum or Maximum Rate of Interest specified in the applicable Pricing Supplement) and calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. In these Terms and Conditions, the following expressions have the following meanings:

"Floating Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and DI is greater than 29, in which case D2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(G) in relation to Indexed Notes only, if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement, if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Interest Payment Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(b)(v)(G), the adjustment of any Interest Payment Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting an Interest Period).

(vi) *Notification of Rate of Interest and Interest Amount*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, (in the case of Floating Rate Notes which are admitted to the official list of the UK Listing Authority (the "Official List") and admitted to trading on the London Stock Exchange's Regulated Market (the "Regulated Market")), the UK Listing Authority and, if applicable, to any other stock exchange on which the relevant Floating Rate Notes are for the time being listed, and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (or, in relation to the Noteholders, such other period as may be specified in the applicable Pricing Supplement) thereafter. Each Interest Amount and Interest Payment Date so notified may

subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(vii) *Certificates to be final*

All certificates, communications, determinations, calculations and decisions (the "determinations") made for the purposes of the provisions of this Condition 4(b), by the Agent, or for the purposes of Condition 4(d) by, if applicable, the Calculation Agent and/or the Determination Agent, as the case may be, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the Determination Agent (if applicable), the other Paying Agents and all Noteholders. In making such determinations, the Agent, the Calculation Agent and/or the Determination Agent, as the case may be, shall not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and accordingly, no liability to the Noteholders shall attach to, respectively, as the case may be, any one of the Agent, the Calculation Agent (if applicable), or the Determination Agent (if applicable), in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to Condition 4(b) or 4(d), as the case may be.

(viii) *Reference Banks*

In these Terms and Conditions, "Reference Banks" means:

(A) if "Agent's Selection" is specified in the applicable Pricing Supplement, in the case of a determination of LIBOR, the principal London office of five major international banks active in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of five major international banks active in the Euro-zone inter-bank market, in each case selected by the Agent; or

(B) the banks specified or the banks to be selected by such method as may be specified in the applicable Pricing Supplement; or

(C) if none of the above are specified in the applicable Pricing Supplement, those banks whose names appear on the Relevant Screen Page as at 11:00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the relevant Interest Determination Date or, if such page contains a single rate (without details of the relevant reference banks) which is itself the single arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, such other page(s) on which the banks used to determine such average appear, provided that:

(1) if the Relevant Screen Page is then not available or fewer than three such names then appear, the Reference

Banks shall be the banks whose names last appeared on such page(s) when no fewer than three such names appeared; and

(2) if the Relevant Screen Page is not then available but such page(s) when last available displayed only one London inter-bank offered rate (in the case of LIBOR), or one Euro-zone inter-bank offered rate (in the case of EURIBOR), which was itself the arithmetic mean of the offered rates quoted by (in the case of LIB OR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, the Reference Banks shall be the banks which were used to determine such arithmetic mean.

In the case of a determination of LIBOR, references to Reference Banks are to their principal London offices and in the case of a determination of EURIBOR, references to Reference Banks are to their principal Euro-zone offices.

If the Reference Rate from time to time in respect of Floating Rate Notes of a Series is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Series will be determined as provided in the applicable Pricing Supplement.

(c) *Zero Coupon Notes*

Where a Zero Coupon Note becomes due and repayable prior to the Maturity Date and is not paid when due, the amount due and repayable shall be the amount determined in accordance with Condition 5(d) as its Amortised Face Amount. As from the Maturity Date, any overdue principal of such Note shall bear interest at a rate per annum equal to the Accrual Yield specified in the applicable Pricing Supplement. Such interest shall continue to accrue (as well after as before any judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums due in respect thereof up to that date. Such interest will be calculated on the basis of a 360 day year consisting of 12 months of 30 days each.

(d) *Interest on Indexed Notes*

In the case of Indexed Notes where the Rate of Interest and/or the Interest Amount, as the case may be, (whether on any Interest Payment Date, Fixed Interest Date, early redemption, maturity or otherwise) falls to be determined by reference to an index and/or a formula, the Rate of Interest

and/or the Interest Amount, as the case may be, shall be determined in accordance with such index and/or formula in the manner specified in the applicable Pricing Supplement (the "Index" and/or the "Formula", respectively). The provisions set out in Condition 4(b)(i) will apply to Indexed Notes, and, if a Floating Day Count Fraction is specified in the applicable Pricing Supplement, the relevant provisions in relation thereto set out in Condition 4(b)(v) will also apply.

(e) *Interest on Partly Paid Notes*

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes) interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(f) *Interest Payments*

Interest will be paid subject to and in accordance with the provisions of Condition 6. Interest will cease to accrue on each Note (or, in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment or, as the case may be, delivery of principal is improperly withheld or refused, in which event interest will continue to accrue (as well after as before any judgment) until whichever is the earlier of (i) the day on which all sums or, as the case may be, all assets deliverable due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums or, as the case may be, all assets deliverable due in respect thereof up to that date.

(g) *Interest on Dual Currency Notes*

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

5 Redemption and Purchase

(a) *At Maturity*

Unless previously redeemed or purchased and cancelled as provided below, the Notes will be redeemed by the Issuer by payment, subject to Condition 6(e), or, as the case may be, delivery of the Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the Specified Currency (if applicable) on the Maturity Date specified in the applicable Pricing Supplement. If the Maturity Date specified in the applicable Pricing Supplement falls on a date which was initially a Fixed Interest Date or Interest Payment Date prior to adjustment in accordance with Condition 4(a)(iii) or 4(b)(i), the Maturity Date will be

adjusted in accordance with the business day convention applicable to such adjusted Fixed Interest Date or Interest Payment Date, as the case may be.

In the case of Zero Coupon Notes, if the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the Final Redemption Amount will be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the Final Redemption Amount shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day.

In this Condition 5(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and, if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) *Redemption at the option of the Issuer*

If the applicable Pricing Supplement specifies that the Notes of a Series are redeemable at the option of the Issuer, they may be so redeemed, on giving not less than 30 nor more than 45 days' notice (or such other period as may be specified in the applicable Pricing Supplement) to the holders of Notes (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 13, on the date or dates and at the relevant price(s) specified in the applicable Pricing Supplement. In the case of a partial redemption of such Notes, Notes to be redeemed (the "Redeemed Notes") will be selected individually by lot in such place as the Agent may approve and in such manner as the Agent shall deem to be

appropriate and fair, and in the case of Redeemed Notes represented by definitive Notes, to be done in accordance with the rules of Euroclear and Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), and in the case of Redeemed Notes represented by a Global Note, not more than 60 days prior to the date fixed for redemption and a list of such Notes called for redemption will be published in accordance with Condition 13 not less than 30 nor more than 45 days prior to such date.

(c) *Redemption at the option of the Noteholders*

If the applicable Pricing Supplement specifies that any Note is redeemable at the option of the holder of such Note it may be so redeemed by the holder giving to the Issuer in accordance with Condition 13 not less than 65 nor more than 80 days' notice (which notice shall be irrevocable) and the Issuer will, upon the expiry of such notice redeem such Note on a date or dates and at the relevant price(s) as specified in the applicable Pricing Supplement.

(d) *Early Redemption Amounts*

For the purposes of paragraph (b) or (c) above and Condition 9, the Notes will be redeemed at an amount (the "Early Redemption Amount") calculated as follows, together, if appropriate, with interest accrued to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes) with a Final Redemption Amount which is or may be lesser or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Pricing Supplement or, if no such amount or manner is set out in the Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:

(A) the Reference Price specified in the applicable Pricing Supplement; and

(B) the product of the Accrual Yield specified in the applicable Pricing Supplement (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable.

Where such calculation is to be made for a period of less than a full year or for a period which is not a whole number of years, (1) in the case of Fixed Rate Notes it shall be made on the basis of the Fixed Day Count Fraction specified in the applicable Pricing Supplement; (2) in the case of Floating Rate Notes it shall be made on the basis of the Floating Day Count Fraction specified in the applicable Pricing Supplement; (3) in the case of Zero Coupon Notes it shall be made on the basis of a 360 day year consisting of 12 months of 30 days each (unless otherwise specified in the applicable Pricing Supplement); and (4) in the case of any other Notes other than Fixed Rate Notes, Floating Rate Notes or Zero Coupon Notes, it shall be made on the basis of the relevant day count fraction as may be specified in the applicable Pricing Supplement.

(e) ***Purchase***

The Issuer may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by the Issuer may be held or resold or, at the discretion of the Issuer, surrendered to the Agent for cancellation (together with (in the case of definitive Bearer Notes of this Series) any unmatured Coupons or Receipts attached thereto or purchased therewith). If purchases are made by tender, tenders must be made available to all holders of Notes of this Series alike.

(f) ***Cancellation***

All Notes redeemed shall be, and all Notes purchased or otherwise acquired as aforesaid may, at the option of the Issuer, be cancelled (together, in the case of definitive Bearer Notes, with all unmatured Coupons and Receipts presented therewith) and thereafter may not be re-issued or re-sold.

(g) ***Instalments***

Each Note in definitive form which is redeemable in instalments will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. All instalments (other than the final instalment) will be redeemed against surrender of, in the case of a definitive Bearer Note, the relevant Receipt (which must be presented with the Note to which it appertains) and, in the case of a definitive Registered Note, the relevant Note and issue of a new Note in the nominal amount remaining outstanding, all as more fully described in Condition 6.

(h) ***Late payment on Zero Coupon Notes***

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (b) or (c) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (d)(iii) above as though the references therein to the date fixed for

redemption or the date upon which the Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

(i) *Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise in accordance with the provisions of this Condition 5 as amended or varied by the information specified in the applicable Pricing Supplement.

6 Payments, Delivery, Coupons and Exchange of Talons

(a) Method of Payment

Payments in respect of definitive Notes (other than Dual Currency Notes) denominated in a Specified Currency (other than euro) or, in the case of Dual Currency Notes, payable in a Specified Currency (other than euro) will (subject as provided below) be made by a cheque in the Specified Currency drawn on, or, at the option of the holder and upon 15 days' prior notice to the Agent, by transfer to an account (in the case of payment in Japanese yen to a non-resident of Japan, to a non-resident account) in the Specified Currency maintained by the payee with, a bank (in the case aforesaid, an authorised foreign exchange bank) in the principal financial centre of the country of the Specified Currency. Payments in euro will be made by credit or transfer to a euro account (or to any other account to which euro may be credited or transferred) specified by the payee with a bank in a city in which banks have access to the TARGET System.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Registered Notes will be made to the registered holder (or to the first named of joint holders) against presentation and surrender of the Note at the specified office of any Paying Agent. Payments of interest on each definitive Registered Note will be made to the holder (or to the first named of joint holders) of the Registered Note appearing on the register at the close of business on the fifteenth day before the relevant due date (the "Record Date") at his address shown on the Register on the Record Date.

Payments of principal in respect of instalments will be made to the registered holder (or to the first named of joint holders) against surrender of the relevant definitive Registered Note and (other than in the case of the final instalment) the issue of a new Registered Note in the nominal amount remaining outstanding.

Payments of principal and interest (if any) in respect of the definitive Bearer Notes will (subject as provided below) be made against presentation or surrender of such Bearer Notes or Coupons, as the case may be, at any specified office of any Paying Agent located outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of principal in respect of instalments (if any), other than the last instalment, will (subject as provided below) be made against surrender of the relevant Receipt.

Payment of the last instalment will be made against surrender of the relevant Bearer Note. Each Receipt must be presented for payment of such instalment together with the relevant definitive Bearer Note against which the amount will be payable in respect of that instalment. If any definitive Bearer Notes are redeemed or become repayable prior to the Maturity Date in respect thereof, principal will be payable on surrender of each such Note together with all unmatured Receipts appertaining thereto. Unmatured Receipts and Receipts presented without the definitive Bearer Notes to which they appertain do not constitute obligations of the Issuer. All payments of interest and principal with respect to Bearer Notes will be made to accounts located outside the United States except as otherwise provided in the third succeeding paragraph.

(c) *Payments in respect of Global Notes*

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will be made in the manner specified above and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent.

The Paying Agent to which a Registered Global Note or a Global Note that is not in new global note ("NGN") form is presented shall make a record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, on such Global Note and such record shall be prima facie evidence that the payment in question has been made. The Issuer shall, in the case of a Global Note that is in NGN form, procure that details of each payment, distinguishing between any payment of principal and any payment of interest, on such Global Note be entered pro rata in the records of the relevant clearing system and each payment so made will discharge the Issuer's obligations in respect thereof and any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

The holder of the relevant Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and

the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of The Depository Trust Company or of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of Notes must look solely to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note. No person other than the holder of the relevant Global Note shall have any claim against the Issuer in respect of any payments due on that Global Note.

(d) *General provisions applicable to payments*

Notwithstanding the foregoing, payments in respect of Bearer Notes denominated and payable in United States dollars will be made at the specified office of any Paying Agent in the United States (a) if (1) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount due on the Bearer Notes in the manner provided above when due, (2) payment of the full amount due at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (3) such payment is then permitted under United States law, and (b) at the option of the relevant holder if such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

The names of the initial Agent and the other initial Paying Agents and their initial specified offices are set out below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents and/or to approve any change in the specified office of any Paying Agent, provided that it will, so long as any of the Notes is outstanding, maintain (i) an Agent, (ii) a Paying Agent (which may be the Agent) having a specified office in a leading financial centre in continental Europe, (iii) so long as any Notes are admitted to the Official List and admitted to trading on the Regulated Market, a Paying Agent (which may be the Agent) having a specified office in London or such other place as may be approved by the UK Listing Authority and (iv) so long as any Notes are listed on the Singapore Exchange Securities Trading Limited (and that Exchange so requires), a Paying Agent (which may be the Agent) having a specified office in Singapore. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13 below and provided further that neither the resignation nor removal of the Agent shall take effect, except in the case of

insolvency as aforesaid, until a new Agent has been appointed. In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in (d)(2) of this Condition 6.

Payments in respect of the Notes will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(e) ***Payment Date***

If the due date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment at the place of presentation of the amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this paragraph (e) "Payment Day" means:

(i) any day on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation and any additional business centre specified in the applicable Pricing Supplement;

(ii) in the case of any payment in respect of a registered global Note denominated in a Specified Currency other than United States dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such registered global Note) has elected to receive any part of such payment in United States dollars, a day on which commercial banks and foreign exchange markets settle payments in New York City; and

(iii) (A) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the Specified Currency, a day on which foreign exchange transactions may be carried on in the Specified Currency in the principal financial centre of the country of such Specified Currency; or

(B) (in the case of settlement of payments in euro) a TARGET Business Day.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such Note from (and including) the last preceding due date for the payment of interest (or from the Interest Commencement Date) will be paid against surrender of such Note.

(f) ***Coupons and Exchange of Talons***

Fixed Rate Bearer Notes in definitive form should be presented for payment with all unmatured Coupons appertaining thereto (which expression shall include Coupons to be issued on exchange of Talons which will have matured on or before the relevant redemption date), failing which the full amount of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the full amount of such missing

unmatured Coupon which the sum so paid bears to the total amount due) will be deducted from the sum due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon within a period of 10 years from the Relevant Date (as defined below) for the payment of such sum due for payment, whether or not such Coupon has become void pursuant to Condition 10 or, if later, five years from the due date for payment of such Coupon. Upon any Fixed Rate Bearer Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Indexed Note in definitive bearer form, all unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to, and including, the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the interest payment date on which the final Coupon comprised in the relative Coupon sheet matures.

(g) *Method of Delivery for Notes to be Physically Settled*

Any Notes which provide for settlement by delivery of underlying assets will be settled in accordance with the provisions for such physical delivery set out in the applicable Pricing Supplement.

References to payment of principal in this Condition 6 will, where the context so permits, be deemed to include delivery of underlying assets in settlement of Notes which provide for physical settlement.

7 Taxation

All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.

8 Euro

Euro means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended from time to time.

9 Events of Default

(a) If any one or more of the following events ("Events of Default") shall have occurred and be continuing:

(i) the Issuer defaults for a period of 90 days in the payment of the principal of, or interest on, the Notes;

(ii) the Issuer defaults in the performance of any other covenant or agreement contained in the Notes and any such default shall continue for a period of 90 days after written notice thereof shall have been given to the Issuer at the office of the Agent by any Noteholder; or

(iii) the Issuer defaults in the payment of the principal of, or interest on, any bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days,

the holder for the time being of any Note may give notice to the Issuer either directly or at the office of the Agent that such Note is redeemable upon the 30th day after such notice is received by the Issuer, whereupon such Note shall become so redeemable in accordance with paragraph (b) below, unless prior to such time all events of default provided for herein in respect of the Notes shall have been cured.

(b) If the Notes become so due and redeemable pursuant to this Condition 9, they shall be redeemable in accordance with the provisions of Condition 5(d).

10 Prescription

Claims for payment or delivery, as the case may be, of principal in respect of the Notes shall be prescribed upon the expiry of 10 years, and claims for payment or delivery, as the case may be, of interest (if any) in respect of the Notes shall be prescribed upon the expiry of 5 years, in each case from the Relevant Date (as defined below) thereof, subject to the provisions of Condition 6. There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment or delivery, as the case may be, in respect of which would be void pursuant to this Condition 10 or Condition 6 above.

For the purposes of these Conditions, "Relevant Date" means the date on which the payment or delivery, as the case may be, in respect of the Notes, Receipts or Coupons first becomes due and payable or deliverable, as the case may be, but, if the full amount of the moneys payable or the assets deliverable, as the case may be, on such date has not been received by the Agent on or prior to such date, the "Relevant Date" means the date on which, such moneys (or as the case may be, the deliverable assets) having been received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

11 Replacement of Notes, Coupons and Receipts

If any Note (including any Global Note), Receipt or Coupon is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of the Agent upon

payment by the claimant of the costs incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Notes, Receipts or Coupons must be surrendered before replacements will be issued.

12 Meetings of Noteholders and Modification

The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters affecting their interests, including modifications by Extraordinary Resolution of the terms and conditions of the Notes. The quorum for any meeting convened to consider a resolution proposed as an Extraordinary Resolution shall be one or more persons holding or representing a majority in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that at any meeting, the business of which includes, inter alia, (i) modification of the Maturity Date of the Notes or reduction or cancellation of the nominal amount payable or the assets deliverable upon maturity; (ii) reduction of the amount payable or modification of the payment date in respect of any interest in respect of the Notes or variation of the method of calculating the rate of interest in respect of the Notes; (iii) reduction of any Minimum Rate of Interest and/or Maximum Rate of Interest; (iv) modification of the currency in which payments under the Notes and/or the Coupons appertaining thereto are to be made; (v) modification of the majority required to pass an Extraordinary Resolution; or (vi) modification of the provisions of the Agency Agreement concerning this exception, the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a majority, of the nominal amount of the Notes for the time being outstanding. A resolution in writing signed by or on behalf of persons holding directly, or, in relation to Notes held in global form, by (i) in the case of a Global Note that is in NGN form, by or on behalf of the common safekeeper for Euroclear and Clearstream, Luxembourg; or (ii) in any other case, the relevant common depositary or nominee of the applicable clearing system (in accordance with the rules and procedures of that applicable clearing system), holding, not less than 90 per cent, in principal amount of the Notes for the time being outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions contained in the Agency Agreement. Any such Resolution will be binding on all Noteholders (whether or not they are present at any meeting) and on all Receiptholders and Couponholders relating to the relevant Notes.

The Agent may agree, without the consent of the Noteholder, Receiptholder or Couponholder, to any modification to any of the provisions of the Agency Agreement or the Notes which is of a formal, minor or technical nature or is made to correct a manifest error. Any such modification shall be binding on all the Noteholders, Receiptholders or Couponholders and, if the Agent so requires, shall

be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

13 Notices

(a) All notices to the holders of Registered Notes will be valid if mailed to their registered addresses.

(b) All notices regarding Bearer Notes will be valid if published (i) in one leading London daily newspaper (which is expected to be the Financial Times) and (ii) (in respect of any Notes listed on the Singapore Exchange Securities Trading Limited (so long as that Exchange so requires)),

in an English language daily newspaper of general circulation in Singapore (which is expected to be The Business Times). Any notice published as aforesaid shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the holders of the Notes of this Series in accordance with this Condition.

(c) Until such time as any definitive Notes are issued, there may, so long as all the Global Note(s) for this Series is or are held in its or their entirety on behalf of The Depository Trust Company (in the case of Registered Notes) or Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes), be substituted, in relation only to such Series, for such publication as aforesaid, the delivery of the relevant notice to The Depository Trust Company (in the case of Registered Notes) or to Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes) for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified in the applicable Pricing Supplement) on which the said notice was given to The Depository Trust Company (in the case of Registered Notes) or to Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes).

(d) Except as specified in Condition 9, notices to be given by any holder of any Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any Notes are represented by a Global Note, such notice may be given by a holder of any of the Notes so represented to the Agent via The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg may approve for this purpose.

14 Agents

In acting under the Agency Agreement, the Agent, the Registrar and the Paying Agents will act solely as agents of the Issuer and do not assume any obligations or relationships of agency or trust to or with the Noteholders, Receiptholders or Couponholders, except (without affecting the obligations of the Issuer to the Noteholders, Receiptholders and Couponholders, to redeem Notes and pay interest thereon) funds received by the Agent for the payment of the principal of or interest on the Notes shall be held by it in trust for the Noteholders and/or Receiptholders or Couponholders until the expiration of the relevant period of prescription under

Condition 10. The Issuer will agree to perform and observe the obligations imposed upon it under the Agency Agreement. The Agency Agreement contains provisions for the indemnification of the Paying Agents and for relief from responsibility in certain circumstances, and entitles any of them to enter into business transactions with the Issuer and any of its subsidiaries without being liable to account to the Noteholders, Receiptholders or the Couponholders for any resulting profit. Any reference herein to the Agent or the Agents or to a calculation agent or determination agent shall include any successor thereto.

15 Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes of any series (including the Notes) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes.

16 Governing Law

The Notes, the Receipts, the Coupons and the Agency Agreement and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, the laws of England. The Issuer irrevocably agrees for the benefit of each of the Noteholders, the Receiptholders and the Couponholders that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, Receipts or Coupons.

17 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549


SEC MAIL
PROCESSING
RECEIVED
JAN 24 2011
WASH, DC
211
SECTION

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
BRL 100,000,000 9.25% Notes due 10 September 2012 (to be consolidated and form a single series with the Bank's BRL 150,000,000 9.25% Notes due 10 September 2012 issued on 10 February 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 3 March 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 30 March 2010, the Bank's BRL 50,000,000 9.25% Notes due 10 September 2012 issued on 16 April 2010, the Bank's BRL 250,000,000 9.25% Notes due 10 September 2012 issued on 28 April 2010, the Bank's BRL 150,000,000 9.25% Notes due 10 September 2012 issued on 12 May 2010, the Bank's BRL 200,000,000 9.25% Notes due 10 September 2012 issued on 27 May 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 4 June 2010, the Bank's BRL 300,000,000 9.25% Notes due 10 September 2012 issued on 6 July 2010 and the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 10 December 2010)
by the Bank
pursuant to its
EUR 30,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 24 January 2011

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Brazilian Real ("BRL") BRL 100,000,000 9.25% Notes due 10 September 2012 (to be consolidated and form a single series with the Bank's BRL 150,000,000 9.25% Notes due 10 September 2012 issued on 10 February 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 3 March 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 30 March 2010, the Bank's BRL 50,000,000 9.25% Notes due 10 September 2012 issued on 16 April 2010, the Bank's BRL 250,000,000 9.25% Notes due 10 September 2012 issued on 28 April 2010, the Bank's BRL 150,000,000 9.25% Notes due 10 September 2012 issued on 12 May 2010, the Bank's BRL 200,000,000 9.25% Notes due 10 September 2012 issued on 27 May 2010, the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 4 June 2010, the Bank's BRL 300,000,000 9.25% Notes due 10 September 2012 issued on 6 July 2010 and the Bank's BRL 100,000,000 9.25% Notes due 10 September 2012 issued on 10 December 2010) (the "Notes) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 30,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of a Base Prospectus dated 11 August 2010 and a Registration Document dated 11 August 2010, as supplemented by a Securities Note (which includes a Pricing Supplement) and a Summary Note substantially in the forms of Exhibits d(iii), d(iv) and d(v) to this Report (together, the "Prospectus").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Prospectus, will be direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Prospectus, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 24 January 2011 provided by J.P. Morgan Securities Ltd. ("J.P. Morgan") pursuant to a Programme Agreement dated 11 August 2010, J.P. Morgan has agreed to purchase the Notes. The obligations of J.P. Morgan are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	101.525%(1)	1.000%	100.525%
Total	BRL 101,525,000(1)	BRL 1,000,000	BRL 100,525,000(1)

(1) Plus accrued interest on the principal amount of the Notes from and including 10 September 2010 to but excluding 26 January 2011, in the amount of BRL 3,497,200, such that aggregate net proceeds to the Bank will be BRL 104,022,200, disbursed in U.S. Dollars (USD 62,288,742.51).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

J.P. Morgan has agreed to pay the fees and expenses of the Bank's legal advisers, filing fees and certain other expenses in connection with the issue, authentication and delivery of the Notes and the Pricing Supplement, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 11 August 2010.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 11 August 2010.*

(c) (i) The Programme Agreement dated 11 August 2010.*
(ii) The Purchaser's Confirmation dated 24 January 2011.
(iii) The Agency Agreement dated 11 August 2010.*

(d) (i) The Base Prospectus dated 11 August 2010.*
(ii) The Registration Document dated 11 August 2010.*
(iii) The Securities Note.
(iv) The Summary Note.
(v) The Pricing Supplement.

---

* Previously filed with the Securities and Exchange Commission on 1 September 2010.

J.P.Morgan

24 January 2011

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs,

European Bank for Reconstruction and Development
BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010)
issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement which we are faxing herewith.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7777 2000 • Fax: +44 (0)20 7325 8240/8270

In addition we confirm that the provisions of Clause 3.2.7 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 0.900 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.100 per cent. of the principal amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are BRL104,022,200 (payable in USD in the amount of USD62,288,742.51) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95724.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: J.P. Morgan Securities Ltd.



By: ....

Authorised signatory

Securities Note



European Bank for Reconstruction and Development

BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010)

This document constitutes a securities note (the "Securities Note") for the purposes of Article 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Securities Note contains information relating to the Notes. This Securities Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the European Bank for Reconstruction and Development (the "Issuer") and, if applicable, the summary note (the "Summary Note") dated 4 February 2011 conveying the essential characteristics of, and risks associated with, the Issuer and the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, the Registration Document (including the information incorporated by reference therein), this Securities Note (including the information incorporated by reference herein) and any Summary Note shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

This Securities Note itself comprises a pricing supplement (the "Pricing Supplement") which sets out the specific terms and conditions of the Notes and certain information relating thereto. The Securities Note incorporates by reference the base terms and conditions of the Notes which are supplemented by the specific terms and conditions set out in the Pricing Supplement.

The credit ratings included or referred to in this Securities Note will be treated for the purposes of Regulation (EC) No 1060/2009 on credit rating agencies (the "CRA Regulation") as having been issued by Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P"), Moody's Corporation (together with any of its affiliates or their successors, "Moody's") and Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") upon registration pursuant to the CRA Regulation. S&P, Moody's and Fitchare established in the European Union and have applied to be registered under the CRA Regulation, although the result of such applications has not yet been determined.

Dealer

J.P. Morgan

4 February 2011

The Issuer accepts responsibility for the information contained in this Securities Note and in the Summary Note. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Securities Note and in the Summary Note is in accordance with the facts and does not omit anything likely to affect the importance of such information.

Application will be made for the Notes to be admitted to the Official List of the UK Listing Authority (the "Official List") and to be admitted to trading on the Regulated Market (within the meaning of the Markets in Financial Instruments Directive (Directive 2004/39/EC of the European Parliament and of the Council on Markets in financial instruments) (the "MiFID") of the London Stock Exchange plc (the "Regulated Market"). References in the Prospectus to Notes being "listed" (and all related references) shall mean that such Notes have been admitted to trading on the Regulated Market and have been admitted to the Official List. No assurances can be given that such listing and admission to trading will be obtained on or prior to 8 February 2011, or if obtained, that it will be maintained. The relevant Pricing Supplement in respect of the issue of any Notes will specify whether or not such Notes will be admitted to the Official List and admitted to trading on the Regulated Market (or any other stock exchange).

In respect of the Notes, no person has been authorised to give any information or to make any representations other than those contained in the Prospectus and the documents incorporated by reference therein in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or J.P. Morgan Securities Ltd. (the "Dealer"). Neither the delivery of the Prospectus or any document forming part of that Prospectus nor any sale made in connection therewith shall imply that the information contained therein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Notes is correct as of any time subsequent to the date indicated in the document concerning the same. The Dealer expressly does not undertake to review the financial condition or affairs of the Issuer during the life of the Notes. Investors should review, *inter alia*, the most recent financial statements of the Issuer when deciding whether or not to purchase any of the Notes.

To the fullest extent permitted by law, the Dealer does not accept any responsibility for the contents of the Prospectus or for any statement, made or purported to be made by the Dealer or on its behalf in connection with the Issuer or the issue and offering of the Notes. The Dealer accordingly disclaims all and any liability whether arising in tort or contract or otherwise (save as referred to above) which it might otherwise have in respect of the Prospectus or any other information provided by the Issuer in connection with the Notes.

Neither the Prospectus nor any other information supplied in connection with the Notes is intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by the Issuer or the Dealer that any recipient of the Prospectus or any other information supplied in connection with the Notes should purchase any of the Notes. Each investor contemplating purchasing any of the Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer and of the tax, accounting and legal consequences of an investment in any of the Notes for such investor. Each Noteholder takes full responsibility for its decision to purchase any Notes and the terms on which it does so.

The Prospectus does not constitute an offer of, or an invitation by or on behalf of, the Issuer or the Dealer to subscribe for, or purchase, any Notes. The distribution of the Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession the Prospectus comes are required by the Issuer and the Dealer to inform themselves about and to observe any such restrictions. In particular, there are restrictions on the distribution of the Prospectus and the offer or sale of the Notes in the United States, the United Kingdom, the European Economic Area (in respect of Notes having a denomination of less than €50,000 or its equivalent in any other currency as at the date of the issue of the Notes), Japan, the Republic of France, Singapore and in other jurisdictions.

The Notes are not required to be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). Accordingly, no registration statement has been filed with the U.S. Securities and Exchange Commission (the "Commission"). THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The information set forth herein, to the extent that it comprises a description of certain provisions of the documentation relating to the transactions described herein, is a summary and is not presented as a full statement of the provisions of such documentation. Such summary's purposes are qualified by reference to and are subject to the provisions of such documentation.

In this Securities Note, unless otherwise specified or the context otherwise requires, any references to "USD" or "U.S. Dollars" are to United States dollars, references to "euro" or "€" are to euro, references to "BRL" are to Brazilian real and references to the "United Kingdom" are to the United Kingdom of Great Britain and Northern Ireland.

Table of contents

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition. Some or all of the risks highlighted below could adversely affect the trading price of the Notes or the rights of investors under the Notes and, as a result, investors could lose some or all of their investment.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Prospective investors should also pay specific attention to the risks highlighted below and the risk factors below should be read in conjunction with the risk factors incorporated by reference in the Registration Document from the Prospectus.

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisers about the risks associated with an investment in these Notes, the appropriate tools to analyse that investment, and the suitability of the investment in each investor's particular circumstances. No investor should purchase the Notes unless that investor understands and has sufficient financial resources to bear the price, market liquidity, structure and other risks associated

with an investment in these Notes (including, but not limited to, any political, economic and other factors which could affect the value of, and return on, the Notes).

Investors should be aware that the methodology for determining any foreign exchange rate may result in a Fixed Interest Amount (payable pursuant to paragraph 16 herein), the Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated or even zero. Investors should also be aware that a Fixed Interest Date, the Maturity Date and/or the Early Redemption Date, as the case may be, may be postponed and that no additional amounts shall be payable by the Issuer in respect of any delay in payment resulting from such postponement.

Risks associated with Brazil and the Brazilian economy

There are a number of risks associated with Brazil and the Brazilian economy in general which may cause the occurrence of a Price Source Disruption Event, which include, but are not limited to the following:

Brazil's currency has been characterised historically by high degrees of volatility. Despite the appreciation of the real against the U.S. dollar in 2006, 2007, 2009 and 2010, the Brazilian currency has historically suffered frequent devaluations. Although over the longer term, devaluations of the Brazilian currency generally have correlated with the rate of inflation in Brazil, devaluations have resulted in significant short- to medium-term fluctuations in the value of the Brazilian currency. The relationship of Brazil's currency to the value of the U.S. dollar, the relative rates of devaluation of Brazil's currency and the prevailing rates of inflation may adversely affect the Notes.

The real may not maintain its current value or the Brazilian Federal Government may re-implement a trading band policy or other type of currency exchange control mechanism. Any governmental interference with the exchange rate, or the implementation of exchange control mechanisms, could lead to a depreciation of the real, which could make the Notes more expensive and negatively affect their market value. Recent changes made to tax regulations in Brazil by the Brazilian Federal Government may also have an adverse effect on the real.

The Brazilian economy has been subject to a number of developments, disruptions or conditions that have significantly affected the availability of credit. External factors, including the Asian and Russian economic crises of 1997 and 1998, respectively, the Argentine economic crisis of 2001 and the terrorist attacks in New York and Washington D.C. in September 2001, and internal factors, such as the Brazilian economic crisis of 1999 and elections of 2002, have from time to time resulted in significant outflows of funds and reductions in the amount of foreign currency being invested in Brazil, notwithstanding significant increases in interest rates designed to stem capital outflow. In addition, to control inflation, the Brazilian Federal Government has maintained a tight monetary policy, with associated high interest rates, and has constrained the growth of credit.

Brazil has historically experienced extremely high rates of inflation. Inflation itself and governmental measures adopted to combat inflation have in the past had significant negative effects on the Brazilian economy. There can be no assurance that the target levels of inflation for 2011 will be attained and that inflation can be contained within these targeted levels. It is uncertain whether future actions of the Brazilian Federal Government (including any further action to adjust the value of the Brazilian currency) will cause inflation at a higher rate than predicted.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and

restrictions applicable to it. None of the Issuer, the Dealer or the Calculation Agent acts as an investment adviser, or assumes any fiduciary obligation, to any prospective purchaser of the Notes.

In particular, but without prejudice to the generality of the above paragraph, prospective investors should note that an investment in the Notes is only suitable for investors who:

(i) have the requisite knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Notes;

(ii) are capable of bearing the economic risk of an investment in the Notes for an indefinite period of time;

(iii) are acquiring the Notes for their own account for investment, not with a view to resale, distribution or other disposition of the Notes (subject to any applicable law requiring that the disposition of the investor's property be within its control); and

(iv) who will recognise that it may not be possible to make any transfer of the Notes for a substantial period of time, if at all.

Understanding and appropriateness of the investment

Each investor (a) should be an investor with substantial knowledge of and/or experience in financial and business matters that it is capable of evaluating the merits and risks (including tax, legal, regulatory, accounting) of an investment in the Notes because the Notes are not an appropriate investment for investors who are unsophisticated with respect to such transactions; (b) should be financially able to bear such risks; (c) in making such investment shall not rely on any advice or recommendations of or any information, representation or warranty provided by the Dealer, the Calculation Agent and/or any of their respective affiliates, the Issuer or any of their respective representatives; (d) recognise that it may not be possible to make any transfer of the Notes for a substantial period of time; and (e) should seek advice from such advisers as such investor considers necessary and appropriate, to enable such investor to make its own independent decision with regard to the suitability and appropriateness of the Notes as an investment for its own account. Each investor should be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes. None of the Issuer, the Dealer or any of their respective representatives makes any representation and has given, nor will give, any advice concerning the appropriate accounting treatment or possible tax consequences of purchasing the Notes. Each investor should consult its own financial, tax, accounting and legal advisers about risks associated with an investment in the Notes and the suitability of investing in such Notes in light of the investor's particular circumstances.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes, which shall include, amongst other things, any such information, explanations or discussions concerning the terms and conditions of the Notes, or related features.

Investment in the Notes should comply, and be fully consistent, with all investment policies, guidelines and restrictions applicable to an investor. It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such information be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes. Each investor should be aware that any return on

the Notes may not exceed or even equal the return that might have been achieved had the amount of its initial investment been placed on deposit for the same period.

Each investor should be aware that none of the Issuer, the Dealer or the Calculation Agent is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

Investment in the Notes carries with it a degree of risk including, but not limited to, the risks referred to below. The level of the USD/BRL foreign exchange rate may go down as well as up. Prospective investors may receive an amount less than their initial investment.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security. Such risks include, without limitation, changes in the level or value of the USD/BRL foreign exchange rate and the possibility that a holder of the Notes will receive a lower amount of interest or other consideration than the holder expected. Depending on the exchange rate to be determined by the Calculation Agent upon a Price Source Disruption Event, such amount may even be zero. The Issuer has no control over a number of matters that are important in determining the existence, magnitude and longevity of such risks and their results, including economic, financial and political events.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

JPMorgan Chase Bank, N.A. may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes including, without limitation, in relation to the role of the Calculation Agent in determining the occurrence of a Price Source Disruption Event and in determining the exchange rate for converting BRL into USD upon the occurrence of a Price Source Disruption Event. JPMorgan Chase Bank, N.A. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgement, however each investor should be aware that any such determination may potentially adversely affect the amount payable to Noteholders under the Notes and that potential conflicts of interest could arise.

No assurances can be made that any meaningful secondary market will develop in the Notes. The Dealer may, but is not obligated to, make a market in the Notes. The Dealer may discontinue any market-making activities at any time without notice. In addition, the Notes may not be transferred except to qualified investors in accordance with applicable private offering rules. If an active public market for the Notes does not develop, the market prices and liquidity of the Notes may be adversely affected.

Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increase or decrease, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes. In general, if interest rates increase, it is expected that the trading value of the Notes will increase and, conversely, if interest rates decrease, it is expected that the trading value of the Notes will decrease. If interest rates increase or decrease in markets based on the Brazilian real, the trading value of the Notes may be adversely affected. Interest rates may also affect the economy of Brazil, and, in turn, the exchange rates and therefore the value of the USD/BRL foreign exchange rate.

If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" ON PAGES 10 TO 11 OF THE BASE PROSPECTUS.

Documents Incorporated by Reference

The following sections from the Base Prospectus of the Issuer dated 11 August 2010 relating to the €30,000,000,000 Global Medium Term Note Programme (the "Programme") shall be incorporated in, and form part of this Securities Note, save that any statement contained herein or in a document all or the relevant portion of which is deemed to be incorporated by reference herein shall be modified or superseded for the purpose of this Securities Note to the extent that a statement contained in any such subsequent document all or the relative portion of which is incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise):

Summary of the Programme	on pages 5 to 9
Risk Factors	on pages 10 to 11
General Description of the Programme	on page 14
Terms and Conditions of the Notes	on pages 15 to 42
Use of Proceeds	on page 43
Issue Procedures	on pages 44 to 45
Clearance and Settlement of Global Notes in Book Entry Form	on pages 62 to 64
Subscription and Sale	on pages 69 to 71
General Information	on pages 72 to 73

The Issuer will provide, without charge, to each person to whom a copy of this Securities Note has been delivered, upon the oral or written request of such person, a copy of the aforementioned sections incorporated herein by reference. Written or telephone requests for such material should be directed to the Issuer at its principal office set out at the end of this Securities Note.

Pricing Supplement

24 January 2011

European Bank for Reconstruction and Development
BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 and incorporated by reference into the Base Prospectus dated 11 August 2010 and which are attached hereto. This Pricing Supplement constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Base Prospectus dated 11 August 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"), save in respect of the Conditions which are extracted from the Base Prospectus dated 11 August 2009 and are attached hereto, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectuses dated 11 August 2009 and 11 August 2010, the Registration Document, the Securities Note and the Summary Note. The Base Prospectuses, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL100,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	26 January 2011
5	Issue Price:	101.525 per cent. plus 138 days' accrued interest on the Nominal Amount from and including 10 September 2010 to but excluding the Issue Date
6	Maturity Date:	10 September 2012

7	Fungible with existing Notes:		Yes The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010 on the Issue Date

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		BRL5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	10 September 2010
	Fixed Rate Notes:	
16	(a) Fixed Rate of Interest:	9.25 per cent. per annum. For the avoidance of doubt, BRL 462.50 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b) Fixed Interest Dates:	10 September in each year commencing 10 September 2011 subject to the provisions set out in Annex A hereto.
	(c) Initial Broken Amount per Specified Denomination:	Not Applicable.
	(d) Final Broken Amount per Specified Denomination:	Not Applicable
	(e) Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f) Business Day Convention:	Following Business Day Convention
	(g) Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h) Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:	Not Applicable
18	Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a) Redemption at Issuer's option:	No

	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Federative Republic of Brazil The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048397549
	ISIN Code:	XS0483975495
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.000 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 8 February 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Authorised signatory

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 8 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

S&P, Moody's and Fitch are established in the European Union and have each applied for registration under Regulation (EC) No 1060/2009, although the result of such application has not yet been determined.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be BRL104,022,200 but payable in USD in the amount of USD62,288,742.51) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii)	Estimated net proceeds:	BRL104,022,200 (USD equivalent: USD62,288,742.51)
(iii)	Estimated total expenses:	£10,000

6 YIELD

Indication of yield: 8.150 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL462.50 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, TARGET and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010 – December 2010	1.8950	1.6530

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

Annex C
Terms and Conditions from the Base Prospectus dated 11 August 2009

This Note is one of a Series of the Notes ("Notes", which expression shall mean (i) in relation to any Notes represented by a Note in global form (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency of the relevant Notes, (ii) definitive Notes issued in exchange (or part exchange) for a Global Note and (iii) any Global Note) issued subject to, and with the benefit of, an amended and restated Agency Agreement dated 11 August 2009 (the "Agency Agreement") and made between European Bank for Reconstruction and Development (the "Issuer"), Citibank, N.A. as issuing agent, principal paying agent, agent bank and, if so specified in the applicable Pricing Supplement, calculation agent and/or determination agent, as the case may be, (the "Agent", which expression shall include any successor as agent or any other calculation agent and/or determination agent, as the case may be, specified in the applicable Pricing Supplement), Citibank, N.A., as registrar (the "Registrar", which expression shall include any successor registrar) and the other paying agents named therein (together with the Agent, the "Paying Agents" which expression shall include any additional or successor paying agents).

As used herein, "Series" means each original issue of Notes together with any further issues expressed to form a single series with the original issue which are denominated in the same currency and which have the same Maturity Date, interest basis and interest payment dates (if any) and the terms of which (save for the Issue Date or Interest Commencement Date and the Issue Price) are otherwise identical (including whether or not the Notes are listed) and the expressions "Notes of the relevant Series" and "holders of Notes of the relevant Series" and related expressions shall be construed accordingly.

To the extent the Pricing Supplement for this Series of Notes specifies other Terms and Conditions which are in addition to, or inconsistent with, these Terms and Conditions, such new Terms and Conditions shall apply to this Series of Notes.

The holders for the time being of the Notes ("Noteholders"), which expression shall, in relation to any Notes represented by a Global Note, be construed as provided in Condition 1, the holders of the Coupons (as defined below) appertaining to interest-bearing definitive Bearer Notes (the "Couponholders"), the holders of the Talons (as defined below) (the "Talonholders") and the holders of the Receipts (as defined below) (the "Receiptholders") are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement and the applicable Pricing Supplement, which are binding on them. The statements in these Terms and Conditions are summaries of, and are subject to, the detailed provisions of the Agency Agreement. Copies of the Agency Agreement (which contains the form of Pricing Supplement) and the Pricing Supplement for the Notes of this Series are available from the principal office of the Agent and the Paying Agents set out at the end of these Terms and Conditions.

The Noteholders, the Receiptholders and the Couponholders are entitled to the benefit of the amended and restated Deed of Covenant (the "Deed of Covenant") dated 11 August 2009 and made by the Issuer. The original of the Deed of Covenant is held by a common depositary on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg").

Any reference herein to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Agent.

Words and expressions defined in the Agency Agreement or defined or set out in the applicable Pricing Supplement (which term, as used herein, means, in relation to this Note, the Pricing Supplement attached hereto or endorsed hereon) shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated.

1 Form, Denomination, Title and Transfer

The Notes are in bearer form ("Bearer Notes") or registered form ("Registered Notes") in the Specified Currency and Specified Denomination(s) and definitive Notes will be serially numbered. This Note is to the extent specified in the applicable Pricing Supplement a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Indexed Note or a Dual Currency Note, or any appropriate combination thereof. If it is a definitive Bearer Note, it is issued with coupons for the payment of interest ("Coupons") attached, and if applicable talons for further Coupons ("Talons") attached unless it is a Zero Coupon Note in which case references to interest (other than in relation to interest due after the Maturity Date) and Coupons in these Terms and Conditions are not applicable. If it is a definitive Bearer Note redeemable in instalments it is issued with receipts ("Receipts") for the payment of instalments of principal prior to stated maturity attached. Wherever Dual Currency Notes or Indexed Notes are issued to bear interest on a fixed or floating rate basis or on a non-interest-bearing basis, the provisions in these Terms and Conditions relating to Fixed Rate Notes, Floating Rate Notes and Zero Coupon Notes respectively shall, where the context so admits, apply to such Dual Currency Notes or Indexed Notes. Any reference in these Terms and Conditions to Coupon(s), Couponholder(s) or coupon(s) shall, unless the context otherwise requires, be deemed to include a reference to Talon(s), Talonholder(s) or talon(s).

Subject as set out below, title to the Bearer Notes, the Coupons and Receipts will pass by delivery. The holder of each Coupon or Receipt, whether or not such Coupon or Receipt is attached to a Bearer Note, in his capacity as such, shall be subject to and bound by all the provisions contained in the relevant Note. The Issuer and any Paying Agents may deem and treat the bearer of any Bearer Note, Coupon or Receipt as the absolute owner thereof (whether or not such Bearer Note, Coupon or Receipt shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out below.

The Issuer has appointed the Registrar at its office specified below to act as registrar in respect of the Registered Notes. The Issuer shall cause to be kept at the specified office of the Registrar for the time being a register (the "Register") on which shall be entered, *inter alia*, the names and addresses of the holders of the Registered Notes and particulars of all transfers of title to the Registered Notes. The Issuer and the Registrar may deem and treat the registered owner of a Registered Note as the absolute owner thereof (whether or not such Note shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof). The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar and to appoint another Registrar provided that it will at all times maintain a Registrar. Notice of any termination or appointment and of any changes in specified offices will be given to

the Registered Noteholders promptly by the Issuer in accordance with Condition 13.

A Global Note in registered form (a "Registered Global Note") may be transferred, in whole, to another nominee for The Depository Trust Company or other common depositary for Euroclear and Clearstream, Luxembourg or such other clearing system and common depositary or person as may be specified in the applicable Pricing Supplement or otherwise as may be specified separately in the applicable Pricing Supplement, by the registered holder depositing the Registered Global Note at the specified office of the Registrar with the form of transfer attached thereto duly completed and signed by or on behalf of the transferor, upon payment of any applicable taxes or other governmental charges and upon the Registrar, after due and careful enquiry, being satisfied with the title and identity of the person making the request and subject to such other reasonable regulations as the Issuer and the Registrar may prescribe, all as described in the Agency Agreement. Subject as provided above, the Registrar will, within three business days of such deposit (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver a new Registered Global Note at its specified office to and in the name of the transferee. Notwithstanding the above provisions the holder of a Registered Global Note may not require the transfer of a Registered Global Note to be registered during the period of 15 days ending on the due date for any payment of principal or interest on the Registered Global Note.

A definitive Registered Note may be transferred in whole or in part (in the amount of the lowest Specified.Denomination or any integral multiple thereof) by the transferor depositing such Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar, with the form of transfer endorsed on the definitive Registered Note duly completed and signed by or on behalf of the transferor and upon the Registrar after due and careful enquiry being satisfied with the documents of title and the identity of the person making the request and subject to such reasonable regulations as the Issuer and the Registrar may prescribe. Subject as provided above, the Registrar will, within three business days of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver at its specified office to the transferee or (at the risk of the transferee) send by mail to such address as the transferee may request a new Registered Note of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note, a new Registered Note in respect of the balance of the Registered Note not transferred will be so delivered or (at the risk of the transferor) sent to the transferor.

In the event of a partial redemption of Registered Notes under Condition 5, the Registrar shall not be required:

(a) to register the transfer of definitive Registered Notes (or parts of Registered Notes) during the period beginning on the 45th day before the date of the

partial redemption and ending on the day on which notice is given specifying the serial numbers of definitive Registered Notes called (in whole or in part) for redemption (both inclusive); or

(b) to register the transfer of any definitive Registered Note, or part of a definitive Registered Note, called for partial redemption.

Registered Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer or any exchange as provided above, except for any costs or expenses of delivery other than by regular mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration or exchange.

For so long as any of the Notes are represented by a Global Note in bearer form, each person (other than a clearing system which is an account holder with another clearing system for the purpose of operating any "bridge" between two or more clearing systems) who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Agent and any other Paying Agent as a holder of such nominal amount of such Notes for all purposes other than for the payment of principal (including premium (if any)) and interest on such Notes or the delivery of securities or any other assets deliverable pursuant to such Notes, the right to which shall be vested, as against the Issuer, the Agent and any other Paying Agent, solely in the bearer holder of the Global Note in accordance with and subject to its terms (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly).

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, or such other rules and procedures as may be specified in the applicable Pricing Supplement.

2 Status of the Notes

The Notes and (if applicable) the relative Coupons and Receipts are direct and, subject to Condition 3, unsecured obligations of the Issuer ranking pari passu without any preference among themselves and, subject as aforesaid, with all its other obligations which are unsecured and not subordinated. The Notes and (if applicable) the relative Coupons and Receipts are not the obligations of any government or member of the Issuer. [1]

[1] * This disclaimer will also appear conspicuously on the face of the Notes, as required by Article 20.2 of the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990.

3 Negative Pledge

As long as any of the Notes shall be outstanding, the Issuer will not create on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness quoted, listed or ordinarily dealt in on any stock exchange or other organised securities market, heretofore or hereafter issued or assumed by the Issuer or for any guarantee thereof by the Issuer, unless all payments in respect of the Notes shall be secured by such mortgage, pledge, lien or charge equally and rateably with such bonds, notes, evidences of indebtedness or guarantees; provided, however, that the foregoing shall not apply to: (i) any lien created as security for the payment of such indebtedness or guarantee incurred for the purpose of financing or refinancing the purchase of any property; (ii) any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which it is originally incurred; or (iii) any extension or renewal of the foregoing.

4 Interest

(a) ***Interest on Fixed Rate Notes***

(i) Each Fixed Rate Note bears interest from and including the Interest Commencement Date to but excluding the next following Fixed Interest Date or the Maturity Date, as the case may be, at the rate(s) per annum equal to the Fixed Rate(s) of Interest payable in arrear on the Fixed Interest Date(s) in each year and on the Maturity Date, subject to Condition 6(e). The first payment of interest will be made on the Fixed Interest Date next following the Interest Commencement Date and, if the first anniversary of the Interest Commencement Date is not a Fixed Interest Date, will amount to the Initial Broken Amount. If the Maturity Date is not a Fixed Interest Date, interest from and including the preceding Fixed Interest Date (or the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will amount to the Final Broken Amount.

(ii) Subject as aforesaid, such interest will be payable in respect of each Fixed Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) a Fixed Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Fixed Interest Date or the Maturity Date, as the case may be). If interest is required to be calculated for a period ending other than on a Fixed Interest Date, or for a period ending on a Fixed Interest Date as adjusted in accordance with the business day convention specified in the applicable Pricing Supplement (all in accordance with Clause 4(a)(iii) below) such interest shall be calculated by applying the Fixed Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions, the following expressions have the following meanings:

"Fixed Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and Di is greater than 29, in which case D2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the

Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(G) if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement,

if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Fixed Interest Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(a)(ii)(G), the adjustment of any Fixed Interest Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the

country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting a Fixed Interest Period).

(iii) If any Fixed Interest Date would otherwise fall on a day which is not a Business Day, then payment of the interest due on such Fixed Interest Date, subject to Condition 6(e), shall be made after adjustment in accordance with the business day convention specified in the applicable Pricing Supplement. If the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the Fixed Interest Date shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be brought forward to the immediately preceding Business Day.

If the payment in respect of a Fixed Interest Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Fixed Interest Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Fixed Interest Date as adjusted in accordance with the specified business day convention, in which case the Fixed Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks

and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) ***Interest on Floating Rate Notes***

(i) *Interest Payment Dates*

Each Floating Rate Note and Indexed Note bears interest on its nominal amount as specified in Condition 4(b)(ii) and such interest will be payable (subject to Condition 6(e)) in arrear on either:

(A) the Interest Payment Date(s) in each year; or

(B) if no express Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If any Interest Payment Date (or other date) which is specified in the applicable Pricing Supplement to be subject to adjustment in accordance with a business day convention would otherwise fall on a day which is not a Business Day, then, subject to Condition 6(e), if the business day convention specified is:

(1) in the case of (B) above, the Floating Rate Convention, such Interest Payment Date (or other date) shall be postponed to

the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date (or other date) shall be the immediately preceding Business Day and (B) each subsequent Interest Payment Date (or other date) shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date (or other date) occurred;

(2) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day;

(3) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other such date) shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day.

If the payment in respect of an Interest Payment Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Interest Payment Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Interest Payment Date, as adjusted in accordance with the specified business day convention, in which case the Floating Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(b), "Business Day" means a day which is:

(A) either (1) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (2) in relation to Notes denominated in euro, a day on which the TARGET system is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(B) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre

specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes will be determined in the manner specified in the applicable Pricing Supplement. Interest (including any Rate of Interest, if applicable) in the case of Indexed Notes, will be determined in accordance with Condition 4(d).

(iii) *ISDA Determination*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Pricing Supplement under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is the period specified in the applicable Pricing Supplement; and

(C) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London interbank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or in any other case, as specified in the applicable Pricing Supplement.

For the purpose of this sub-paragraph (iii) "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions; and the definition of "Banking Day" in the ISDA Definitions shall be amended to insert after the words "are open for" in the second line the word "general".

When this sub-paragraph (iii) applies, in respect of each relevant Interest Period the Agent will be deemed to have discharged its obligations under sub-paragraph (v) below in respect of the determination of the Rate of Interest if it has determined the Rate of Interest in respect of such Interest Period in the manner provided in this sub-paragraph (iii).

In these Terms and Conditions "Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and shall include any other country that has not adopted the aforementioned single currency, as may be specified in the applicable Pricing Supplement.

In these Terms and Conditions, "ISDA Definitions" means the 2006 ISDA Definitions (as amended and/or supplemented as at the Issue Date of the Notes) published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

(iv) *Screen Rate Determination*

The provisions set out below in this sub-paragraph (iv) will apply unless otherwise specified in the applicable Pricing Supplement.

Where so specified in the applicable Pricing Supplement, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(A) the offered quotation; or

(B) the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the offered quotations (expressed as a percentage rate per annum),

for deposits in the Specified Currency for the Specified Period which appears or appear, as the case may be, on the Relevant Screen Page as at 11:00 a.m. (London time, in the case of LIBOR, or Brussels time in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement). If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest rate, one only of such rates) and the lowest (or, if there is more than one such lowest rate, one only of such rates) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

If the Relevant Screen Page is not available or if, in the case of (A) above, no such offered quotation appears or, in the case of (B) above, fewer than three of such offered quotations appear as at such time specified above, the Agent (or such other entity specified in the applicable Pricing Supplement) shall request each of the Reference Banks (as defined below) to provide the Agent (or such other entity specified in the applicable Pricing Supplement) with its offered

quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the Specified Period to prime banks in the London inter-bank market at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or to prime banks in the Euro-zone inter-bank market at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR on the Interest Determination Date. If two or more of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations, the Rate of Interest for the relevant Interest Period shall be the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of such offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement).

If on any Interest Determination Date one only or none of the Reference Banks provides the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Agent (or such other entity specified in the applicable Pricing Supplement) determines as being the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the rates, as communicated to (and at the request of) the Agent (or such other entity specified in the applicable Pricing Supplement) by the Reference Banks or any two or more of them, at which such banks were offered, as at 11:00 a.m. (London time if the Reference Rate is LIBOR, or Brussels time, if the Reference Rate is EURIBOR) on the relevant Interest Determination Date, deposits in the Specified Currency for the Specified Period by prime banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, plus or minus (as appropriate) the Margin (if any), or if fewer than two of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered rates, the offered rate for deposits in the Specified Currency for the Specified Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the Specified Period, which, at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or, at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Agent and the Issuer suitable for such purpose) informs the Agent (or such other entity specified in the applicable Pricing Supplement) it is quoting to prime

banks in the London inter-bank market, if the Reference Rate is LIBOR, or, the Euro-zone inter-bank market, if the Reference Rate is EURIBOR, as the case may be, (or, as the case may be, the quotations of such bank or banks to the Agent (or such other entity specified in the applicable Pricing Supplement)) plus or minus (as appropriate) the Margin (if any), provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be established by the Agent (or such other entity specified in the applicable Pricing Supplement) in its sole and absolute discretion and acting in good faith, or as otherwise specified in the applicable Pricing Supplement.

(v) *Determination of Rate of Interest and calculation of Interest Amount*

The Agent will, on or as soon as practicable after each date on which the Rate of Interest is to be determined (the "Interest Determination Date"), determine the Rate of Interest (subject to any Minimum or Maximum Rate of Interest specified in the applicable Pricing Supplement) and calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. In these Terms and Conditions, the following expressions have the following meanings:

"Floating Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and DI is greater than 29, in which case D2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(G) in relation to Indexed Notes only, if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement, if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Interest Payment Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(b)(v)(G), the adjustment of any Interest Payment Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting an Interest Period).

(vi) *Notification of Rate of Interest and Interest Amount*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, (in the case of Floating Rate Notes which are admitted to the official list of the UK Listing Authority (the "Official List") and admitted to trading on the London Stock Exchange's Regulated Market (the "Regulated Market")), the UK Listing Authority and, if applicable, to any other stock exchange on which the relevant Floating Rate Notes are for the time being listed, and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (or, in relation to the Noteholders, such other period as may be specified in the applicable Pricing Supplement) thereafter. Each Interest Amount and Interest Payment Date so notified may

subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(vii) *Certificates to be final*

All certificates, communications, determinations, calculations and decisions (the "determinations") made for the purposes of the provisions of this Condition 4(b), by the Agent, or for the purposes of Condition 4(d) by, if applicable, the Calculation Agent and/or the Determination Agent, as the case may be, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the Determination Agent (if applicable), the other Paying Agents and all Noteholders. In making such determinations, the Agent, the Calculation Agent and/or the Determination Agent, as the case may be, shall not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and accordingly, no liability to the Noteholders shall attach to, respectively, as the case may be, any one of the Agent, the Calculation Agent (if applicable), or the Determination Agent (if applicable), in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to Condition 4(b) or 4(d), as the case may be.

(viii) *Reference Banks*

In these Terms and Conditions, "Reference Banks" means:

(A) if "Agent's Selection" is specified in the applicable Pricing Supplement, in the case of a determination of LIBOR, the principal London office of five major international banks active in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of five major international banks active in the Euro-zone inter-bank market, in each case selected by the Agent; or

(B) the banks specified or the banks to be selected by such method as may be specified in the applicable Pricing Supplement; or

(C) if none of the above are specified in the applicable Pricing Supplement, those banks whose names appear on the Relevant Screen Page as at 11:00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the relevant Interest Determination Date or, if such page contains a single rate (without details of the relevant reference banks) which is itself the single arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, such other page(s) on which the banks used to determine such average appear, provided that:

(1) if the Relevant Screen Page is then not available or fewer than three such names then appear, the Reference

Banks shall be the banks whose names last appeared on such page(s) when no fewer than three such names appeared; and

(2) if the Relevant Screen Page is not then available but such page(s) when last available displayed only one London inter-bank offered rate (in the case of LIBOR), or one Euro-zone inter-bank offered rate (in the case of EURIBOR), which was itself the arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, the Reference Banks shall be the banks which were used to determine such arithmetic mean.

In the case of a determination of LIBOR, references to Reference Banks are to their principal London offices and in the case of a determination of EURIBOR, references to Reference Banks are to their principal Euro-zone offices.

If the Reference Rate from time to time in respect of Floating Rate Notes of a Series is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Series will be determined as provided in the applicable Pricing Supplement.

(c) ***Zero Coupon Notes***

Where a Zero Coupon Note becomes due and repayable prior to the Maturity Date and is not paid when due, the amount due and repayable shall be the amount determined in accordance with Condition 5(d) as its Amortised Face Amount. As from the Maturity Date, any overdue principal of such Note shall bear interest at a rate per annum equal to the Accrual Yield specified in the applicable Pricing Supplement. Such interest shall continue to accrue (as well after as before any judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums due in respect thereof up to that date. Such interest will be calculated on the basis of a 360 day year consisting of 12 months of 30 days each.

(d) ***Interest on Indexed Notes***

In the case of Indexed Notes where the Rate of Interest and/or the Interest Amount, as the case may be, (whether on any Interest Payment Date, Fixed Interest Date, early redemption, maturity or otherwise) falls to be determined by reference to an index and/or a formula, the Rate of Interest

and/or the Interest Amount, as the case may be, shall be determined in accordance with such index and/or formula in the manner specified in the applicable Pricing Supplement (the "Index" and/or the "Formula", respectively). The provisions set out in Condition 4(b)(i) will apply to Indexed Notes, and, if a Floating Day Count Fraction is specified in the applicable Pricing Supplement, the relevant provisions in relation thereto set out in Condition 4(b)(v) will also apply.

(e) ***Interest on Partly Paid Notes***

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes) interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(f) ***Interest Payments***

Interest will be paid subject to and in accordance with the provisions of Condition 6. Interest will cease to accrue on each Note (or, in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment or, as the case may be, delivery of principal is improperly withheld or refused, in which event interest will continue to accrue (as well after as before any judgment) until whichever is the earlier of (i) the day on which all sums or, as the case may be, all assets deliverable due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums or, as the case may be, all assets deliverable due in respect thereof up to that date.

(g) ***Interest on Dual Currency Notes***

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

5 Redemption and Purchase

(a) ***At Maturity***

Unless previously redeemed or purchased and cancelled as provided below, the Notes will be redeemed by the Issuer by payment, subject to Condition 6(e), or, as the case may be, delivery of the Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the Specified Currency (if applicable) on the Maturity Date specified in the applicable Pricing Supplement. If the Maturity Date specified in the applicable Pricing Supplement falls on a date which was initially a Fixed Interest Date or Interest Payment Date prior to adjustment in accordance with Condition 4(a)(iii) or 4(b)(i), the Maturity Date will be

adjusted in accordance with the business day convention applicable to such adjusted Fixed Interest Date or Interest Payment Date, as the case may be.

In the case of Zero Coupon Notes, if the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the Final Redemption Amount will be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the Final Redemption Amount shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day.

In this Condition 5(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and, if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) ***Redemption at the option of the Issuer***

If the applicable Pricing Supplement specifies that the Notes of a Series are redeemable at the option of the Issuer, they may be so redeemed, on giving not less than 30 nor more than 45 days' notice (or such other period as may be specified in the applicable Pricing Supplement) to the holders of Notes (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 13, on the date or dates and at the relevant price(s) specified in the applicable Pricing Supplement. In the case of a partial redemption of such Notes, Notes to be redeemed (the "Redeemed Notes") will be selected individually by lot in such place as the Agent may approve and in such manner as the Agent shall deem to be

appropriate and fair, and in the case of Redeemed Notes represented by definitive Notes, to be done in accordance with the rules of Euroclear and Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), and in the case of Redeemed Notes represented by a Global Note, not more than 60 days prior to the date fixed for redemption and a list of such Notes called for redemption will be published in accordance with Condition 13 not less than 30 nor more than 45 days prior to such date.

(c) ***Redemption at the option of the Noteholders***

If the applicable Pricing Supplement specifies that any Note is redeemable at the option of the holder of such Note it may be so redeemed by the holder giving to the Issuer in accordance with Condition 13 not less than 65 nor more than 80 days' notice (which notice shall be irrevocable) and the Issuer will, upon the expiry of such notice redeem such Note on a date or dates and at the relevant price(s) as specified in the applicable Pricing Supplement.

(d) ***Early Redemption Amounts***

For the purposes of paragraph (b) or (c) above and Condition 9, the Notes will be redeemed at an amount (the "Early Redemption Amount") calculated as follows, together, if appropriate, with interest accrued to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes) with a Final Redemption Amount which is or may be lesser or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Pricing Supplement or, if no such amount or manner is set out in the Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:

(A) the Reference Price specified in the applicable Pricing Supplement; and

(B) the product of the Accrual Yield specified in the applicable Pricing Supplement (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable.

Where such calculation is to be made for a period of less than a full year or for a period which is not a whole number of years, (1) in the case of Fixed Rate Notes it shall be made on the basis of the Fixed Day Count Fraction specified in the applicable Pricing Supplement; (2) in the case of Floating Rate Notes it shall be made on the basis of the Floating Day Count Fraction specified in the applicable Pricing Supplement; (3) in the case of Zero Coupon Notes it shall be made on the basis of a 360 day year consisting of 12 months of 30 days each (unless otherwise specified in the applicable Pricing Supplement); and (4) in the case of any other Notes other than Fixed Rate Notes, Floating Rate Notes or Zero Coupon Notes, it shall be made on the basis of the relevant day count fraction as may be specified in the applicable Pricing Supplement.

(e) ***Purchase***

The Issuer may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by the Issuer may be held or resold or, at the discretion of the Issuer, surrendered to the Agent for cancellation (together with (in the case of definitive Bearer Notes of this Series) any unmatured Coupons or Receipts attached thereto or purchased therewith). If purchases are made by tender, tenders must be made available to all holders of Notes of this Series alike.

(f) ***Cancellation***

All Notes redeemed shall be, and all Notes purchased or otherwise acquired as aforesaid may, at the option of the Issuer, be cancelled (together, in the case of definitive Bearer Notes, with all unmatured Coupons and Receipts presented therewith) and thereafter may not be re-issued or re-sold.

(g) ***Instalments***

Each Note in definitive form which is redeemable in instalments will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. All instalments (other than the final instalment) will be redeemed against surrender of, in the case of a definitive Bearer Note, the relevant Receipt (which must be presented with the Note to which it appertains) and, in the case of a definitive Registered Note, the relevant Note and issue of a new Note in the nominal amount remaining outstanding, all as more fully described in Condition 6.

(h) ***Late payment on Zero Coupon Notes***

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (b) or (c) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (d)(iii) above as though the references therein to the date fixed for

redemption or the date upon which the Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

(i) *Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise in accordance with the provisions of this Condition 5 as amended or varied by the information specified in the applicable Pricing Supplement.

6 Payments, Delivery, Coupons and Exchange of Talons

(a) *Method of Payment*

Payments in respect of definitive Notes (other than Dual Currency Notes) denominated in a Specified Currency (other than euro) or, in the case of Dual Currency Notes, payable in a Specified Currency (other than euro) will (subject as provided below) be made by a cheque in the Specified Currency drawn on, or, at the option of the holder and upon 15 days' prior notice to the Agent, by transfer to an account (in the case of payment in Japanese yen to a non-resident of Japan, to a non-resident account) in the Specified Currency maintained by the payee with, a bank (in the case aforesaid, an authorised foreign exchange bank) in the principal financial centre of the country of the Specified Currency. Payments in euro will be made by credit or transfer to a euro account (or to any other account to which euro may be credited or transferred) specified by the payee with a bank in a city in which banks have access to the TARGET System.

(b) *Presentation of definitive Notes, Receipts and Coupons*

Payments of principal in respect of definitive Registered Notes will be made to the registered holder (or to the first named of joint holders) against presentation and surrender of the Note at the specified office of any Paying Agent. Payments of interest on each definitive Registered Note will be made to the holder (or to the first named of joint holders) of the Registered Note appearing on the register at the close of business on the fifteenth day before the relevant due date (the "Record Date") at his address shown on the Register on the Record Date.

Payments of principal in respect of instalments will be made to the registered holder (or to the first named of joint holders) against surrender of the relevant definitive Registered Note and (other than in the case of the final instalment) the issue of a new Registered Note in the nominal amount remaining outstanding.

Payments of principal and interest (if any) in respect of the definitive Bearer Notes will (subject as provided below) be made against presentation or surrender of such Bearer Notes or Coupons, as the case may be, at any specified office of any Paying Agent located outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of principal in respect of instalments (if any), other than the last instalment, will (subject as provided below) be made against surrender of the relevant Receipt.

Payment of the last instalment will be made against surrender of the relevant Bearer Note. Each Receipt must be presented for payment of such instalment together with the relevant definitive Bearer Note against which the amount will be payable in respect of that instalment. If any definitive Bearer Notes are redeemed or become repayable prior to the Maturity Date in respect thereof, principal will be payable on surrender of each such Note together with all unmatured Receipts appertaining thereto. Unmatured Receipts and Receipts presented without the definitive Bearer Notes to which they appertain do not constitute obligations of the Issuer. All payments of interest and principal with respect to Bearer Notes will be made to accounts located outside the United States except as otherwise provided in the third succeeding paragraph.

(c) ***Payments in respect of Global Notes***

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will be made in the manner specified above and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent.

The Paying Agent to which a Registered Global Note or a Global Note that is not in new global note ("NGN") form is presented shall make a record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, on such Global Note and such record shall be prima facie evidence that the payment in question has been made. The Issuer shall, in the case of a Global Note that is in NGN form, procure that details of each payment, distinguishing between any payment of principal and any payment of interest, on such Global Note be entered pro rata in the records of the relevant clearing system and each payment so made will discharge the Issuer's obligations in respect thereof and any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

The holder of the relevant Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and

the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of The Depository Trust Company or of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of Notes must look solely to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note. No person other than the holder of the relevant Global Note shall have any claim against the Issuer in respect of any payments due on that Global Note.

(d) ***General provisions applicable to payments***

Notwithstanding the foregoing, payments in respect of Bearer Notes denominated and payable in United States dollars will be made at the specified office of any Paying Agent in the United States (a) if (1) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount due on the Bearer Notes in the manner provided above when due, (2) payment of the full amount due at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (3) such payment is then permitted under United States law, and (b) at the option of the relevant holder if such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

The names of the initial Agent and the other initial Paying Agents and their initial specified offices are set out below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents and/or to approve any change in the specified office of any Paying Agent, provided that it will, so long as any of the Notes is outstanding, maintain (i) an Agent, (ii) a Paying Agent (which may be the Agent) having a specified office in a leading financial centre in continental Europe, (iii) so long as any Notes are admitted to the Official List and admitted to trading on the Regulated Market, a Paying Agent (which may be the Agent) having a specified office in London or such other place as may be approved by the UK Listing Authority and (iv) so long as any Notes are listed on the Singapore Exchange Securities Trading Limited (and that Exchange so requires), a Paying Agent (which may be the Agent) having a specified office in Singapore. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13 below and provided further that neither the resignation nor removal of the Agent shall take effect, except in the case of

insolvency as aforesaid, until a new Agent has been appointed. In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in (d)(2) of this Condition 6.

Payments in respect of the Notes will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(e) ***Payment Date***

If the due date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment at the place of presentation of the amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this paragraph (e) "Payment Day" means:

(i) any day on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation and any additional business centre specified in the applicable Pricing Supplement;

(ii) in the case of any payment in respect of a registered global Note denominated in a Specified Currency other than United States dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such registered global Note) has elected to receive any part of such payment in United States dollars, a day on which commercial banks and foreign exchange markets settle payments in New York City; and

(iii) (A) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the Specified Currency, a day on which foreign exchange transactions may be carried on in the Specified Currency in the principal financial centre of the country of such Specified Currency; or

(B) (in the case of settlement of payments in euro) a TARGET Business Day.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such Note from (and including) the last preceding due date for the payment of interest (or from the Interest Commencement Date) will be paid against surrender of such Note.

(f) ***Coupons and Exchange of Talons***

Fixed Rate Bearer Notes in definitive form should be presented for payment with all unmatured Coupons appertaining thereto (which expression shall include Coupons to be issued on exchange of Talons which will have matured on or before the relevant redemption date), failing which the full amount of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the full amount of such missing

unmatured Coupon which the sum so paid bears to the total amount due) will be deducted from the sum due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon within a period of 10 years from the Relevant Date (as defined below) for the payment of such sum due for payment, whether or not such Coupon has become void pursuant to Condition 10 or, if later, five years from the due date for payment of such Coupon. Upon any Fixed Rate Bearer Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Indexed Note in definitive bearer form, all unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to, and including, the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the interest payment date on which the final Coupon comprised in the relative Coupon sheet matures.

(g) ***Method of Delivery for Notes to be Physically Settled***

Any Notes which provide for settlement by delivery of underlying assets will be settled in accordance with the provisions for such physical delivery set out in the applicable Pricing Supplement.

References to payment of principal in this Condition 6 will, where the context so permits, be deemed to include delivery of underlying assets in settlement of Notes which provide for physical settlement.

7 Taxation

All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.

8 Euro

Euro means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended from time to time.

9 Events of Default

(a) If any one or more of the following events ("Events of Default") shall have occurred and be continuing:

(i) the Issuer defaults for a period of 90 days in the payment of the principal of, or interest on, the Notes;

(ii) the Issuer defaults in the performance of any other covenant or agreement contained in the Notes and any such default shall continue for a period of 90 days after written notice thereof shall have been given to the Issuer at the office of the Agent by any Noteholder; or

(iii) the Issuer defaults in the payment of the principal of, or interest on, any bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days,

the holder for the time being of any Note may give notice to the Issuer either directly or at the office of the Agent that such Note is redeemable upon the 30th day after such notice is received by the Issuer, whereupon such Note shall become so redeemable in accordance with paragraph (b) below, unless prior to such time all events of default provided for herein in respect of the Notes shall have been cured.

(b) If the Notes become so due and redeemable pursuant to this Condition 9, they shall be redeemable in accordance with the provisions of Condition 5(d).

10 Prescription

Claims for payment or delivery, as the case may be, of principal in respect of the Notes shall be prescribed upon the expiry of 10 years, and claims for payment or delivery, as the case may be, of interest (if any) in respect of the Notes shall be prescribed upon the expiry of 5 years, in each case from the Relevant Date (as defined below) thereof, subject to the provisions of Condition 6. There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment or delivery, as the case may be, in respect of which would be void pursuant to this Condition 10 or Condition 6 above.

For the purposes of these Conditions, "Relevant Date" means the date on which the payment or delivery, as the case may be, in respect of the Notes, Receipts or Coupons first becomes due and payable or deliverable, as the case may be, but, if the full amount of the moneys payable or the assets deliverable, as the case may be, on such date has not been received by the Agent on or prior to such date, the "Relevant Date" means the date on which, such moneys (or as the case may be, the deliverable assets) having been received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

11 Replacement of Notes, Coupons and Receipts

If any Note (including any Global Note), Receipt or Coupon is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of the Agent upon

payment by the claimant of the costs incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Notes, Receipts or Coupons must be surrendered before replacements will be issued.

12 Meetings of Noteholders and Modification

The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters affecting their interests, including modifications by Extraordinary Resolution of the terms and conditions of the Notes. The quorum for any meeting convened to consider a resolution proposed as an Extraordinary Resolution shall be one or more persons holding or representing a majority in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that at any meeting, the business of which includes, inter alia, (i) modification of the Maturity Date of the Notes or reduction or cancellation of the nominal amount payable or the assets deliverable upon maturity; (ii) reduction of the amount payable or modification of the payment date in respect of any interest in respect of the Notes or variation of the method of calculating the rate of interest in respect of the Notes; (iii) reduction of any Minimum Rate of Interest and/or Maximum Rate of Interest; (iv) modification of the currency in which payments under the Notes and/or the Coupons appertaining thereto are to be made; (v) modification of the majority required to pass an Extraordinary Resolution; or (vi) modification of the provisions of the Agency Agreement concerning this exception, the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a majority, of the nominal amount of the Notes for the time being outstanding. A resolution in writing signed by or on behalf of persons holding directly, or, in relation to Notes held in global form, by (i) in the case of a Global Note that is in NGN form, by or on behalf of the common safekeeper for Euroclear and Clearstream, Luxembourg; or (ii) in any other case, the relevant common depositary or nominee of the applicable clearing system (in accordance with the rules and procedures of that applicable clearing system), holding, not less than 90 per cent, in principal amount of the Notes for the time being outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions contained in the Agency Agreement. Any such Resolution will be binding on all Noteholders (whether or not they are present at any meeting) and on all Receiptholders and Couponholders relating to the relevant Notes.

The Agent may agree, without the consent of the Noteholder, Receiptholder or Couponholder, to any modification to any of the provisions of the Agency Agreement or the Notes which is of a formal, minor or technical nature or is made to correct a manifest error. Any such modification shall be binding on all the Noteholders, Receiptholders or Couponholders and, if the Agent so requires, shall

be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

13 Notices

(a) All notices to the holders of Registered Notes will be valid if mailed to their registered addresses.

(b) All notices regarding Bearer Notes will be valid if published (i) in one leading London daily newspaper (which is expected to be the Financial Times) and (ii) (in respect of any Notes listed on the Singapore Exchange Securities Trading Limited (so long as that Exchange so requires)),

in an English language daily newspaper of general circulation in Singapore (which is expected to be The Business Times). Any notice published as aforesaid shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the holders of the Notes of this Series in accordance with this Condition.

(c) Until such time as any definitive Notes are issued, there may, so long as all the Global Note(s) for this Series is or are held in its or their entirety on behalf of The Depository Trust Company (in the case of Registered Notes) or Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes), be substituted, in relation only to such Series, for such publication as aforesaid, the delivery of the relevant notice to The Depository Trust Company (in the case of Registered Notes) or to Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes) for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified in the applicable Pricing Supplement) on which the said notice was given to The Depository Trust Company (in the case of Registered Notes) or to Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes).

(d) Except as specified in Condition 9, notices to be given by any holder of any Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any Notes are represented by a Global Note, such notice may be given by a holder of any of the Notes so represented to the Agent via The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg may approve for this purpose.

14 Agents

In acting under the Agency Agreement, the Agent, the Registrar and the Paying Agents will act solely as agents of the Issuer and do not assume any obligations or relationships of agency or trust to or with the Noteholders, Receiptholders or Couponholders, except (without affecting the obligations of the Issuer to the Noteholders, Receiptholders and Couponholders, to redeem Notes and pay interest thereon) funds received by the Agent for the payment of the principal of or interest on the Notes shall be held by it in trust for the Noteholders and/or Receiptholders or Couponholders until the expiration of the relevant period of prescription under

Condition 10. The Issuer will agree to perform and observe the obligations imposed upon it under the Agency Agreement. The Agency Agreement contains provisions for the indemnification of the Paying Agents and for relief from responsibility in certain circumstances, and entitles any of them to enter into business transactions with the Issuer and any of its subsidiaries without being liable to account to the Noteholders, Receiptholders or the Couponholders for any resulting profit. Any reference herein to the Agent or the Agents or to a calculation agent or determination agent shall include any successor thereto.

15 Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes of any series (including the Notes) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes.

16 Governing Law

The Notes, the Receipts, the Coupons and the Agency Agreement and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, the laws of England. The Issuer irrevocably agrees for the benefit of each of the Noteholders, the Receiptholders and the Couponholders that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, Receipts or Coupons.

17 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL104,022,200 (including 138 days' accrued interest) but payable in USD in the amount of USD62,288,742.51) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Ratings

The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P, since 1991, an Aaa credit rating from Moody's since 1992 and an AAA credit rating from Fitch since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.

PRINCIPAL OFFICE OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoverstraat
B-1000 Brussels
Belgium

LEGAL ADVISER

To the Dealer

As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Summary Note



European Bank for Reconstruction and Development

BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010)

This document constitutes a summary note (the "Summary Note") for the purposes of Articles 5.2 and 5.3 of EU Directive 2003/71/EC (the "Prospectus Directive"). This Summary Note comprises a summary conveying the essential characteristics of, and risks associated with, the European Bank for Reconstruction and Development (the "Issuer") and its BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (the "Notes") (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010), issued pursuant to the Issuer's €30,000,000,000 Global Medium Term Note Programme (the "Programme"). This Summary Note shall be read in conjunction with the registration document (the "Registration Document") dated 11 August 2010 containing information in respect of the Issuer and the securities note (the "Securities Note") dated 4 February 2011 containing information in respect of the Notes, each as prepared for the purposes of Articles 5.2 and 5.3 of the Prospectus Directive. Together, this Summary Note, the Registration Document (including the information incorporated by reference therein) and the Securities Note (including the information incorporated by reference therein) shall comprise the prospectus (the "Prospectus") for the Notes, prepared for the purposes of Article 5.1 of the Prospectus Directive.

Dealer

J.P. Morgan

4 February 2011

Summary

This Summary Note should be read as an introduction to the Prospectus and any decision to invest in the Notes should be based on a consideration of the Prospectus as a whole, including the documents incorporated by reference. Following the implementation of the relevant provisions of the Prospectus Directive in each Member State of the European Economic Area (an "EEA State"), no civil liability will attach to the Issuer in any such EEA State solely on the basis of this Summary Note, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus. Where a claim relating to the information contained in this Prospectus is brought before a court in an EEA State, the plaintiff may, under the national legislation of the EEA State where the claim is brought, be required to bear the costs of translating the Prospectus before the legal proceedings are initiated.

Summary of Provisions relating to the Notes

All capitalised terms not defined herein will have the meanings given to them in the Base Prospectuses of the Issuer dated 11 August 2009 and 11 August 2010 relating to the Programme.

Issuer	European Bank for Reconstruction and Development
Risk Factors..................................	There are certain risk factors relating to the Notes. These include considerations relating to the development of a liquid secondary market in the Notes of a particular Series and the suitability of any Series of Notes for investment by certain investors due to legal and regulatory constraints which may be applicable to them. In the case of Notes the return on which is determined by reference to a formula or index, there are additional potential risks, including the possibility that no principal, premium or interest will be payable on such Notes.
Arranger for the Programme	Merrill Lynch International
Dealer...	J.P. Morgan Securities Ltd.
Agent	Citibank, N.A.
Currency..	Brazilian real ("BRL"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("USD")
Maturity..	10 September 2012
Issue Price	The Issue Price of the Notes is 101.525 per cent. plus 138 days' accrued interest on the Nominal Amount from and including 10 September 2010 to but excluding the Issue Date
Fungible with existing Notes...............	The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September

	2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010 on the Issue Date.
Form	The Notes will be issued in registered form and cleared through Euroclear and Clearstream, Luxembourg
Interest Rate	9.25 per cent.
Interest Payment Date(s) or Interest Period(s)	10 September in each year commencing 10 September 2011
Redemption	Notes are redeemable on their stated maturity, subject to the provisions relating to Price Source Disruption Events
Denominations of Notes......................	BRL5,000
Taxation	All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.
Status of the Notes	The Notes will constitute direct and unsecured obligations of the Issuer and will rank *pari passu* without any preference among themselves, and, subject to the provisions of Condition 3, equally with all its other unsecured and unsubordinated obligations. The Notes will not be obligations of any government or member of the Issuer.
Negative Pledge	The terms of the Notes will contain a negative pledge in respect of bonds, notes or other evidence of indebtedness issued or guaranteed by the Issuer which are listed or quoted on any stock exchange or other organised securities market.
Cross-Default	The terms of the Notes will contain a cross default clause in respect of bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and in respect of which a default shall continue for a period of 90 days.

Rating	The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Credit ratings included or referred to in this Prospectus have been issued by S&P, Moody's and Fitch, each of which is established in the European Union and has applied to be registered under Regulation (EC) No 1060/2009 of the European Parliament and of the Council of 16 September 2009 on credit rating agencies.
Listing	Application will be made by the Issuer (or on its behalf) for Notes issued under the Programme to be admitted on the Official List of the UK Listing Authority and to be admitted to trading on the Regulated Market (within the meaning of Directive 2004/39/EC of the European Parliament and of the Council on markets in financial instruments) of the London Stock Exchange plc with effect from 8 February 2011, or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.
Governing Law	English
Selling Restrictions	There are restrictions on the sale of Notes and the distribution of offering material.

Summary of Information Relating to the Issuer

Issuer	The European Bank for Reconstruction and Development is an international organisation formed under the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990 (the "Agreement") signed by 40 countries, together with the European Economic Community and the European Investment Bank. The Agreement came into force on 28 March 1991 and the Issuer commenced operations on 15 April 1991. The Issuer currently has 63 members. The Issuer's principal office is in London.
Authorised Share Capital	The Issuer has an authorised share capital totalling €21 billion, of which €6 billion is paid in and €15 billion is callable.
Business	The Issuer's business is to foster the transition towards open market-orientated economies and to promote private and entrepreneurial initiatives in its countries of operation which include the countries of Central and Eastern Europe and the former Soviet Union, the Republic of Turkey and Mongolia. The Issuer makes and guarantees loans and makes equity investments in its countries of operation.
Directors..	Kurt Bayer, Stefania Bazzoni, Ole Blöndal, João Cravinho, Alain de Cointet, John Eyers, Werner Gruber, Thomas Hackett, Sven Hegelund, Etsuro Honda, James Hudson, Suzanne Hurtubise, Jari Koskinen, Vassili Lelakis, Pedro Moriyón, Igor Podoliev, Jonathan Ockenden, Joachim Schwarzer, Jean-Louis Six, Stefka Slavova, Pavel Štepánek and Paul Vlaanderen are the directors of the Issuer. The business address of each of the directors is the principal office of the Issuer, which is at One Exchange Square, London EC2A 2JN.

Use of Proceeds

The net proceeds of the issue of the Notes (which is expected to be BRL104,022,200 (including 138 days' accrued interest) but payable in USD in the amount of USD62,288,742.51) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

Risk Factors

The Notes may involve substantial risks and are suitable only for investors who have the knowledge and experience in financial and business matters (including but not limited to investments in currency linked investments) necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Prospective investors should ensure that they understand the nature of the risks posed by, and the extent of their exposure under, the Notes.

Prospective investors should make all pertinent inquiries they deem necessary without relying on the Issuer, the Dealer, any Agent or any officers or employees of the Issuer. Prospective investors should consider the suitability of the Notes as an investment in light of their own circumstances, investment objectives, tax position and financial condition.

The factors described below represent the principal risks inherent in investing in the Notes. However, an investor may receive less than the expected amount for other reasons and the Issuer does not represent that the statements below regarding the risks of holding the Notes are exhaustive. Prospective purchasers of the Notes should ensure that they understand the nature of the Notes and the extent of their exposure to loss of their initial investment and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition. Prospective investors should also pay specific attention to the risks highlighted below.

Risk Factors relating to the Notes

Market, Liquidity and Yield Considerations

Notes may not have an established trading market when issued. There can be no assurance of a secondary market for any Notes or the liquidity of such market if one develops. Consequently, investors may not be able to sell their Notes readily or at prices that will enable them to realise a yield comparable to that of similar instruments, if any, with a developed secondary market.

Legal Investment Considerations

General

Investors should consult their own legal advisers in determining whether and to what extent Notes constitute legal investments for such investors and whether and to what extent Notes can be used as collateral for various types of borrowings. In addition, financial institutions should consult their legal advisers or regulators in determining the appropriate treatment of Notes under any applicable risk-based capital or similar rules.

Investors whose investment activities are subject to investment laws and regulations or to review or regulation by certain authorities may be subject to restrictions on investments in certain types of debt securities, which may include certain Notes. Investors should review and consider such restrictions prior to investing in any Notes.

Risk Factors relating to the Issuer

The Issuer makes loans and equity instruments and issues guarantees primarily to the private sector in its countries of operation. Changes in the macroeconomic environment and financial markets in these countries may affect the creditworthiness of the Issuer's clients. Even severe changes in the macroeconomic and financial climate should, however, not affect the Issuer's ability to repay its borrowings, which is assured above all through the Issuer's prudent provisioning policy, ample liquidity, and limitations in the Agreement on its outstanding loans, equity investment and guarantees to the total amount of its subscribed capital, reserves and surpluses.

Of the Issuer's €21 billion of authorised share capital, €6 billion has been paid in. €15 billion is callable to cover the unlikely eventuality that the Issuer encounters difficulties meeting its liabilities. The Issuer has among the highest quality callable capital of any multilateral development bank, with approximately 60 per cent. from shareholders rated AAA/Aaa and over 95 per cent. from shareholders rated investment grade, by at least one of S&P and Moody's at 11 August 2010. It is therefore unlikely that a call on the Issuer's shareholders will not be honoured.

Since the second half of 2007, disruption to the global financial markets, the re-pricing of credit risk and increased volatility have created challenging global market conditions and adversely affected the economies of many countries. It is difficult to predict how long these conditions will continue to exist and the effectiveness of measures taken by many countries to reduce their budget deficits and bring about recovery. The operations and financial position of the Issuer may be affected by any lengthy continuation of such conditions.

Risk Warning

There are significant risks associated with the Notes including, but not limited to, exchange rate risk, price risk and liquidity risk.

Investors should be aware that the Fixed Interest Amount, Final Redemption Amount or any Early Redemption Amount (as the case may be) of the Notes being significantly less than anticipated.

There are certain risks associated with Brazil and the Brazilian economy in general, including but not limited to historic volatility of the Brazilian real, which may have effects upon the Notes, and in particular the USD/BRL exchange rate.

Investor Suitability

The purchase of the Notes involves substantial risks and is not suitable for all investors.

Each prospective investor must determine, based on its own independent review and such professional tax and accounting advice as it deems appropriate under the circumstances, that its acquisition and holding of the Notes is fully consistent with its financial needs, objectives and conditions, and complies and is fully consistent with, all investment policies, guidelines and restrictions applicable to it.

Understanding and appropriateness of the investment

Each investor should have the knowledge and experience to evaluate material risks and be capable of assessing and independently deciding, and should have assessed and independently decided, to assume the risks of an investment in the Notes.

Each investor in the Notes should consider the tax consequences of investing in the Notes.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon as investment advice or as a recommendation to invest in the Notes.

It is the responsibility of each investor to ensure that it is compliant with all regulations relevant to its acquisition of the Notes and that it is lawful for it to enter into such investment.

Any information communicated (in any manner) to investors by the Issuer or the Dealer should not be relied upon, nor shall such be deemed to be an assurance or guarantee, as to the expected results of an investment in the Notes.

Each investor should be aware that none of the Issuer, the Dealer nor JPMorgan Chase Bank N.A. acting as Calculation Agent (the "Calculation Agent") is acting as a fiduciary or trustee for, or as an adviser to the investor with regard to the investment in the Notes.

Investment considerations relating to the Notes

The level of the USD/BRL foreign exchange rate may go down as well as up.
If the Calculation Agent determines that a Price Source Disruption Event has occurred, this will lead to a delay in the payment of principal and/or interest.

An investment in the Notes will entail significant risks not associated with a conventional fixed rate or floating rate debt security.

Past performance of the USD/BRL foreign exchange rate is not necessarily indicative of future performance.

The Calculation Agent may face possible conflicts of interest in relation to its role as Calculation Agent for the Notes.

No assurances can be made that any meaningful secondary market will develop in the Notes.
If the volatility, or anticipated volatility, of the USD/BRL foreign exchange rate increases or decreases, the trading value of the Notes may be adversely affected.

It is expected that changes in interest rates will affect the trading value of the Notes.

THE CONSIDERATIONS SET OUT ABOVE ARE NOT, AND ARE NOT INTENDED TO BE A COMPREHENSIVE LIST OF ALL CONSIDERATIONS RELEVANT TO A DECISION TO PURCHASE OR HOLD THE NOTES. THE ATTENTION OF INVESTORS IS ALSO DRAWN TO THE SECTION HEADED "RISK FACTORS" IN THE BASE PROSPECTUS.

PRINCIPAL OFFICE OF EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

One Exchange Square
London EC2A 2JN
United Kingdom
Tel: +44 20 7338 6000

DEALER

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

AGENT and REGISTRAR

Citibank, N.A.
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom

PAYING AGENT

The Bank of New York Mellon SA/NV
46 Rue Montoverstraat
B-1000 Brussels
Belgium

LEGAL ADVISERS

To the Dealer
As to English Law

Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

Pricing Supplement

24 January 2011

European Bank for Reconstruction and Development
BRL100,000,000 9.25 per cent. Notes due 10 September 2012 (to be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL 100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010) issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2009 and incorporated by reference into the Base Prospectus dated 11 August 2010 and which are attached hereto. This Pricing Supplement constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Base Prospectus dated 11 August 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"), save in respect of the Conditions which are extracted from the Base Prospectus dated 11 August 2009 and are attached hereto, the Registration Document, the Securities Note and the Summary Note. Full information on the Issuer and the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectuses dated 11 August 2009 and 11 August 2010, the Registration Document, the Securities Note and the Summary Note. The Base Prospectuses, the Registration Document, the Securities Note and the Summary Note are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Brazilian real ("**BRL**"), the lawful currency of the Federative Republic of Brazil, provided that all payments in respect of the Notes will be made in United States dollars ("**USD**")
2	Nominal Amount:	BRL100,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	26 January 2011
5	Issue Price:	101.525 per cent. plus 138 days' accrued interest on the Nominal Amount from and including 10 September 2010 to but excluding the Issue Date
6	Maturity Date:	10 September 2012

7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 February 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 3 March 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 30 March 2010, the Issuer's BRL50,000,000 9.25 per cent. Notes due 10 September 2012 issued on 16 April 2010, the Issuer's BRL250,000,000 9.25 per cent. Notes due 10 September 2012 issued on 28 April 2010, the Issuer's BRL150,000,000 9.25 per cent. Notes due 10 September 2012 issued on 12 May 2010, the Issuer's BRL200,000,000 9.25 per cent. Notes due 10 September 2012 issued on 27 May 2010, the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 4 June 2010, the Issuer's BRL300,000,000 9.25 per cent. Notes due 10 September 2012 issued on 6 July 2010 and the Issuer's BRL100,000,000 9.25 per cent. Notes due 10 September 2012 issued on 10 December 2010 on the Issue Date

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination:		BRL5,000
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	No
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		10 September 2010
	Fixed Rate Notes:		
16	(a)	Fixed Rate of Interest:	9.25 per cent. per annum. For the avoidance of doubt, BRL 462.50 per Specified Denomination (the "**Fixed Interest Amount**") shall be payable on each Fixed Interest Date, provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b)	Fixed Interest Dates:	10 September in each year commencing 10 September 2011 subject to the provisions set out in Annex A hereto.
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable.
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	Actual/Actual - ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Brazil (as defined in Annex A hereto) shall be principal business centre). London, TARGET and New York City shall be additional business centres
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:		Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:		Not Applicable
21	Physically Settled Notes:		Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		Condition 5(d) applies, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	J.P. Morgan Securities Ltd. 125 London Wall London EC2Y 5AJ
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	Not Applicable
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	Federative Republic of Brazil The Dealer acknowledges that the Notes have not been and will not be issued nor placed, distributed, offered or negotiated in the Brazilian capital markets. Neither the Issuer of the Notes nor the issuance of the Notes has been registered with the Brazilian Securities and Exchange Commission (Commisáo de Valores Mobilários, the CVM). Therefore, the Dealer has represented and agreed that it has not offered or sold, and will not offer or sell, the Notes in Brazil, except in circumstances which do not constitute a public offering, placement, distribution or negotiation of securities in the Brazilian capital markets regulated by Brazilian legislation.

32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	048397549
	ISIN Code:	XS0483975495
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.000 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange's Regulated Market of the Notes described herein pursuant to the Euro 30,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 8 February 2011 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: 

Duly Authorised Officer

PART B – OTHER INFORMATION

1 LISTING

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange's Regulated Market with effect from 8 February 2011 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Ratings Services, a division of The McGraw Hill Companies, Inc. (together with any of its affiliates or their successors, "S&P") since 1991, an Aaa credit rating from Moody's Corporation (together with any of its affiliates or their successors, "Moody's") since 1992 and an AAA credit rating from Fitch Ratings Limited (together with any of its affiliates or their successors, "Fitch") since 2002. As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

S&P, Moody's and Fitch are established in the European Union and have each applied for registration under Regulation (EC) No 1060/2009, although the result of such application has not yet been determined.

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer: The net proceeds of the issue of the Notes (which is expected to be BRL104,022,200 but payable in USD in the amount of USD62,288,742.51) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.

(ii) Estimated net proceeds: BRL104,022,200 (USD equivalent: USD62,288,742.51)

(iii) Estimated total expenses: £10,000

6 YIELD

Indication of yield: 8.150 per cent. per annum.

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Certain historical information in respect of the USD/BRL foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the USD/BRL foreign exchange rate. Information in respect of the USD/BRL foreign exchange rate can also be found on Bloomberg.

10 TERMS AND CONDITIONS OF THE OFFER

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

BRL462.50 *divided* by the Reference Rate and rounded down to the nearest cent.

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate and rounded down to the nearest cent.

If the PTAX Rate is not available for any reason on either Bloomberg page <BZFXPTAX> <INDEX> (or on any successor page) or on the website of the Central Bank of Brazil (*http://www.bcb.gov.br/?english*) and BRL 12 is also unavailable on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day the PTAX Rate and BRL12 (or successor pages) are still unavailable then the Reference Rate shall be the average of firm quotes (expressed as the number of BRL per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of USD and the purchase of BRL at or about 5.00 p.m. Sao Paulo time on the Rate Fixing Date for settlement two Brazil Business Days hereafter, provided, however, that if fewer than four (but at least two) Reference Dealers provide such firm quotes then the average of the quotes actually obtained shall apply. If none, or only one, of the Reference Dealers provides such a firm quote, the Reference Rate will be determined by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Brazil**" means any of Sao Paulo, Rio de Janeiro or Brasilia;

"**Brazil and New York Business Day**" means any day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil and New York;

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in each of Brazil, London, TARGET and New York;

"**BRL12**" means the EMTA BRL Industry Survey Rate, which is the USD/BRL specified foreign exchange rate for USD, expressed as the amount of BRL per one USD, for settlement in two Brazil and New York Business Days (as defined above), as published on EMTA's website (*www.emta.org*) at around 3.45 p.m. Sao Paulo time, or as soon thereafter as practicable, on the applicable Rate Fixing Date. BRL12 is calculated by EMTA pursuant to the EMTA BRL Industry Survey Methodology (which means a methodology, dated as of 1 March 2004, as amended from time to time for a centralised industry-wide survey of financial institutions in Brazil that are active participants in the USD/BRL spot markets for the purpose of determining the EMTA BRL Industry Survey Rate);

"**Calculation Agent**" means JPMorgan Chase Bank, N.A. in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 9 February 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to JPMorgan Chase Bank, N.A. as Calculation Agent in respect of the Notes. The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under the Notes and pursuant to the Calculation Agency Agreement shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Issuer and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with the Calculation Agency Agreement. In performing its duties under the Notes, the Calculation Agent shall act in accordance with the Calculation Agency Agreement;

"**Early Redemption Date**" means the date on which the Early Redemption Amount (if any) (as determined pursuant to Condition 5(d)) becomes due and payable in respect of the Notes pursuant to Condition 9;

"**Postponed Early Redemption Date**" means the tenth Business Day following the Early Redemption Date (if any);

"**Postponed Fixed Interest Date**" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"**Postponed Maturity Date**" means the tenth Business Day following the originally scheduled Maturity Date;

"**Rate Fixing Date**" means the date which is five Business Days prior to each Interest Payment Date and the Maturity Date;

"**Reference Dealers**" means four leading dealers, banks or banking corporations which regularly deal in the USD/BRL exchange market, as selected by the Calculation Agent in its sole discretion, acting in good faith and in a commercially reasonable manner;

"**Reference Rate**" means the PTAX rate that is equal to the Brazilian Real/USD spot Ask rate (i.e., the rate at which banks buy BRL and sell USD) expressed as the amount of BRL per one USD for settlement in two Brazil and New York Business Days (the "**PTAX Rate**"), as announced by the Banco Central do Brasil at approximately 6.00p.m. Sao Paulo time and published on Bloomberg page <BZFXPTAX> <INDEX> and available on the Central Bank of Brazil website (http://www.bcb.gov.br/?english) on the Rate Fixing Date; provided that the PTAX rate found on the Central Bank website shall prevail in case of conflict with the PTAX rate appearing on Bloomberg page <BZFXPTAX> <INDEX>. If the PTAX Rate is not available for any reason on Bloomberg page <BZFXPTAX><INDEX>, on the Central Bank of Brazil website or on any successor page on any Rate Fixing Date then BRL 12 shall be used to determine the Reference Rate on such Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the USD/BRL foreign exchange rate since January 2002.

Period	High	Low
January 2002 - December 2002	3.7395	2.3250
January 2003 - December 2003	3.5685	2.8440
January 2004 - December 2004	3.1890	2.6560
January 2005 - December 2005	2.6790	2.2035
January 2006 - December 2006	2.3070	2.0870
January 2007 - December 2007	2.1240	1.8820
January 2008 - December 2008	2.5127	1.5600
January 2009 – December 2009	2.4473	1.6989
January 2010 – December 2010	1.8950	1.6530

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that any such information is correct.

THE DEALER DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.

Post-Issuance Information

The Issuer does not intend to provide any post-issuance information.

Annex C
Terms and Conditions from the Base Prospectus dated 11 August 2009

This Note is one of a Series of the Notes ("Notes", which expression shall mean (i) in relation to any Notes represented by a Note in global form (a "Global Note"), units of the lowest Specified Denomination in the Specified Currency of the relevant Notes, (ii) definitive Notes issued in exchange (or part exchange) for a Global Note and (iii) any Global Note) issued subject to, and with the benefit of, an amended and restated Agency Agreement dated 11 August 2009 (the "Agency Agreement") and made between European Bank for Reconstruction and Development (the "Issuer"), Citibank, N.A. as issuing agent, principal paying agent, agent bank and, if so specified in the applicable Pricing Supplement, calculation agent and/or determination agent, as the case may be, (the "Agent", which expression shall include any successor as agent or any other calculation agent and/or determination agent, as the case may be, specified in the applicable Pricing Supplement), Citibank, N.A., as registrar (the "Registrar", which expression shall include any successor registrar) and the other paying agents named therein (together with the Agent, the "Paying Agents" which expression shall include any additional or successor paying agents).

As used herein, "Series" means each original issue of Notes together with any further issues expressed to form a single series with the original issue which are denominated in the same currency and which have the same Maturity Date, interest basis and interest payment dates (if any) and the terms of which (save for the Issue Date or Interest Commencement Date and the Issue Price) are otherwise identical (including whether or not the Notes are listed) and the expressions "Notes of the relevant Series" and "holders of Notes of the relevant Series" and related expressions shall be construed accordingly.

To the extent the Pricing Supplement for this Series of Notes specifies other Terms and Conditions which are in addition to, or inconsistent with, these Terms and Conditions, such new Terms and Conditions shall apply to this Series of Notes.

The holders for the time being of the Notes ("Noteholders"), which expression shall, in relation to any Notes represented by a Global Note, be construed as provided in Condition 1, the holders of the Coupons (as defined below) appertaining to interest-bearing definitive Bearer Notes (the "Couponholders"), the holders of the Talons (as defined below) (the "Talonholders") and the holders of the Receipts (as defined below) (the "Receiptholders") are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Agency Agreement and the applicable Pricing Supplement, which are binding on them. The statements in these Terms and Conditions are summaries of, and are subject to, the detailed provisions of the Agency Agreement. Copies of the Agency Agreement (which contains the form of Pricing Supplement) and the Pricing Supplement for the Notes of this Series are available from the principal office of the Agent and the Paying Agents set out at the end of these Terms and Conditions.

The Noteholders, the Receiptholders and the Couponholders are entitled to the benefit of the amended and restated Deed of Covenant (the "Deed of Covenant") dated 11 August 2009 and made by the Issuer. The original of the Deed of Covenant is held by a common depositary on behalf of Euroclear Bank S.A./N.V. ("Euroclear") and Clearstream Banking, société anonyme ("Clearstream, Luxembourg").

Any reference herein to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system approved by the Issuer and the Agent.

Words and expressions defined in the Agency Agreement or defined or set out in the applicable Pricing Supplement (which term, as used herein, means, in relation to this Note, the Pricing Supplement attached hereto or endorsed hereon) shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated.

1 Form, Denomination, Title and Transfer

The Notes are in bearer form ("Bearer Notes") or registered form ("Registered Notes") in the Specified Currency and Specified Denomination(s) and definitive Notes will be serially numbered. This Note is to the extent specified in the applicable Pricing Supplement a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Indexed Note or a Dual Currency Note, or any appropriate combination thereof. If it is a definitive Bearer Note, it is issued with coupons for the payment of interest ("Coupons") attached, and if applicable talons for further Coupons ("Talons") attached unless it is a Zero Coupon Note in which case references to interest (other than in relation to interest due after the Maturity Date) and Coupons in these Terms and Conditions are not applicable. If it is a definitive Bearer Note redeemable in instalments it is issued with receipts ("Receipts") for the payment of instalments of principal prior to stated maturity attached. Wherever Dual Currency Notes or Indexed Notes are issued to bear interest on a fixed or floating rate basis or on a non-interest-bearing basis, the provisions in these Terms and Conditions relating to Fixed Rate Notes, Floating Rate Notes and Zero Coupon Notes respectively shall, where the context so admits, apply to such Dual Currency Notes or Indexed Notes. Any reference in these Terms and Conditions to Coupon(s), Couponholder(s) or coupon(s) shall, unless the context otherwise requires, be deemed to include a reference to Talon(s), Talonholder(s) or talon(s).

Subject as set out below, title to the Bearer Notes, the Coupons and Receipts will pass by delivery. The holder of each Coupon or Receipt, whether or not such Coupon or Receipt is attached to a Bearer Note, in his capacity as such, shall be subject to and bound by all the provisions contained in the relevant Note. The Issuer and any Paying Agents may deem and treat the bearer of any Bearer Note, Coupon or Receipt as the absolute owner thereof (whether or not such Bearer Note, Coupon or Receipt shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out below.

The Issuer has appointed the Registrar at its office specified below to act as registrar in respect of the Registered Notes. The Issuer shall cause to be kept at the specified office of the Registrar for the time being a register (the "Register") on which shall be entered, *inter alia,* the names and addresses of the holders of the Registered Notes and particulars of all transfers of title to the Registered Notes. The Issuer and the Registrar may deem and treat the registered owner of a Registered Note as the absolute owner thereof (whether or not such Note shall be overdue and notwithstanding any notation of ownership or writing thereon or notice of any previous loss or theft thereof). The Issuer reserves the right at any time to vary or terminate the appointment of the Registrar and to appoint another Registrar provided that it will at all times maintain a Registrar. Notice of any termination or appointment and of any changes in specified offices will be given to

the Registered Noteholders promptly by the Issuer in accordance with Condition 13.

A Global Note in registered form (a "Registered Global Note") may be transferred, in whole, to another nominee for The Depository Trust Company or other common depositary for Euroclear and Clearstream, Luxembourg or such other clearing system and common depositary or person as may be specified in the applicable Pricing Supplement or otherwise as may be specified separately in the applicable Pricing Supplement, by the registered holder depositing the Registered Global Note at the specified office of the Registrar with the form of transfer attached thereto duly completed and signed by or on behalf of the transferor, upon payment of any applicable taxes or other governmental charges and upon the Registrar, after due and careful enquiry, being satisfied with the title and identity of the person making the request and subject to such other reasonable regulations as the Issuer and the Registrar may prescribe, all as described in the Agency Agreement. Subject as provided above, the Registrar will, within three business days of such deposit (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver a new Registered Global Note at its specified office to and in the name of the transferee. Notwithstanding the above provisions the holder of a Registered Global Note may not require the transfer of a Registered Global Note to be registered during the period of 15 days ending on the due date for any payment of principal or interest on the Registered Global Note.

A definitive Registered Note may be transferred in whole or in part (in the amount of the lowest Specified.Denomination or any integral multiple thereof) by the transferor depositing such Registered Note for registration of the transfer of the Registered Note (or the relevant part of the Registered Note) at the specified office of the Registrar, with the form of transfer endorsed on the definitive Registered Note duly completed and signed by or on behalf of the transferor and upon the Registrar after due and careful enquiry being satisfied with the documents of title and the identity of the person making the request and subject to such reasonable regulations as the Issuer and the Registrar may prescribe. Subject as provided above, the Registrar will, within three business days of the request (or such longer period as may be required to comply with any applicable fiscal or other laws or regulations), deliver at its specified office to the transferee or (at the risk of the transferee) send by mail to such address as the transferee may request a new Registered Note of a like aggregate nominal amount to the Registered Note (or the relevant part of the Registered Note) transferred. In the case of the transfer of part only of a Registered Note, a new Registered Note in respect of the balance of the Registered Note not transferred will be so delivered or (at the risk of the transferor) sent to the transferor.

In the event of a partial redemption of Registered Notes under Condition 5, the Registrar shall not be required:

(a) to register the transfer of definitive Registered Notes (or parts of Registered Notes) during the period beginning on the 45th day before the date of the

partial redemption and ending on the day on which notice is given specifying the serial numbers of definitive Registered Notes called (in whole or in part) for redemption (both inclusive); or

(b) to register the transfer of any definitive Registered Note, or part of a definitive Registered Note, called for partial redemption.

Registered Noteholders will not be required to bear the costs and expenses of effecting any registration of transfer or any exchange as provided above, except for any costs or expenses of delivery other than by regular mail and except that the Issuer may require the payment of a sum sufficient to cover any stamp duty, tax or other governmental charge that may be imposed in relation to the registration or exchange.

For so long as any of the Notes are represented by a Global Note in bearer form, each person (other than a clearing system which is an account holder with another clearing system for the purpose of operating any "bridge" between two or more clearing systems) who is for the time being shown in the records of Euroclear and/or Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Agent and any other Paying Agent as a holder of such nominal amount of such Notes for all purposes other than for the payment of principal (including premium (if any)) and interest on such Notes or the delivery of securities or any other assets deliverable pursuant to such Notes, the right to which shall be vested, as against the Issuer, the Agent and any other Paying Agent, solely in the bearer holder of the Global Note in accordance with and subject to its terms (and the expressions "Noteholder", "holder of Notes" and related expressions shall be construed accordingly).

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, or such other rules and procedures as may be specified in the applicable Pricing Supplement.

2 Status of the Notes

The Notes and (if applicable) the relative Coupons and Receipts are direct and, subject to Condition 3, unsecured obligations of the Issuer ranking pari passu without any preference among themselves and, subject as aforesaid, with all its other obligations which are unsecured and not subordinated. The Notes and (if applicable) the relative Coupons and Receipts are not the obligations of any government or member of the Issuer.[1]

[1] * This disclaimer will also appear conspicuously on the face of the Notes, as required by Article 20.2 of the Agreement Establishing the European Bank for Reconstruction and Development dated 29 May 1990.

3 Negative Pledge

As long as any of the Notes shall be outstanding, the Issuer will not create on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness quoted, listed or ordinarily dealt in on any stock exchange or other organised securities market, heretofore or hereafter issued or assumed by the Issuer or for any guarantee thereof by the Issuer, unless all payments in respect of the Notes shall be secured by such mortgage, pledge, lien or charge equally and rateably with such bonds, notes, evidences of indebtedness or guarantees; provided, however, that the foregoing shall not apply to: (i) any lien created as security for the payment of such indebtedness or guarantee incurred for the purpose of financing or refinancing the purchase of any property; (ii) any lien arising in the ordinary course of business and securing a debt maturing not more than one year after the date on which it is originally incurred; or (iii) any extension or renewal of the foregoing.

4 Interest

(a) *Interest on Fixed Rate Notes*

(i) Each Fixed Rate Note bears interest from and including the Interest Commencement Date to but excluding the next following Fixed Interest Date or the Maturity Date, as the case may be, at the rate(s) per annum equal to the Fixed Rate(s) of Interest payable in arrear on the Fixed Interest Date(s) in each year and on the Maturity Date, subject to Condition 6(e). The first payment of interest will be made on the Fixed Interest Date next following the Interest Commencement Date and, if the first anniversary of the Interest Commencement Date is not a Fixed Interest Date, will amount to the Initial Broken Amount. If the Maturity Date is not a Fixed Interest Date, interest from and including the preceding Fixed Interest Date (or the Interest Commencement Date, as the case may be) to but excluding the Maturity Date will amount to the Final Broken Amount.

(ii) Subject as aforesaid, such interest will be payable in respect of each Fixed Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) a Fixed Interest Date (or the Interest Commencement Date) to (but excluding) the next (or first) Fixed Interest Date or the Maturity Date, as the case may be). If interest is required to be calculated for a period ending other than on a Fixed Interest Date, or for a period ending on a Fixed Interest Date as adjusted in accordance with the business day convention specified in the applicable Pricing Supplement (all in accordance with Clause 4(a)(iii) below) such interest shall be calculated by applying the Fixed Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Fixed Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

In these Terms and Conditions, the following expressions have the following meanings:

"Fixed Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and Di is greater than 29, in which case D2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the

Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(G) if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement,

if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Fixed Interest Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(a)(ii)(G), the adjustment of any Fixed Interest Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the

country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting a Fixed Interest Period).

(iii) If any Fixed Interest Date would otherwise fall on a day which is not a Business Day, then payment of the interest due on such Fixed Interest Date, subject to Condition 6(e), shall be made after adjustment in accordance with the business day convention specified in the applicable Pricing Supplement. If the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the interest due on such Fixed Interest Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event the Fixed Interest Date shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the interest due on such Fixed Interest Date shall be brought forward to the immediately preceding Business Day, and if the amount of interest due has been specified to be adjusted, the Fixed Interest Date shall also be brought forward to the immediately preceding Business Day.

If the payment in respect of a Fixed Interest Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Fixed Interest Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Fixed Interest Date as adjusted in accordance with the specified business day convention, in which case the Fixed Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks

and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) ***Interest on Floating Rate Notes***

(i) *Interest Payment Dates*

Each Floating Rate Note and Indexed Note bears interest on its nominal amount as specified in Condition 4(b)(ii) and such interest will be payable (subject to Condition 6(e)) in arrear on either:

(A) the Interest Payment Date(s) in each year; or

(B) if no express Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each an "Interest Payment Date") which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If any Interest Payment Date (or other date) which is specified in the applicable Pricing Supplement to be subject to adjustment in accordance with a business day convention would otherwise fall on a day which is not a Business Day, then, subject to Condition 6(e), if the business day convention specified is:

(1) in the case of (B) above, the Floating Rate Convention, such Interest Payment Date (or other date) shall be postponed to

the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date (or other date) shall be the immediately preceding Business Day and (B) each subsequent Interest Payment Date (or other date) shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date (or other date) occurred;

(2) the Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day;

(3) the Modified Following Business Day Convention, such Interest Payment Date (or other date) shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date (or other such date) shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date (or other date) shall be brought forward to the immediately preceding Business Day.

If the payment in respect of an Interest Payment Date becomes subject to a business day convention, as set out above, there will be no adjustment to the calculation of interest payable in respect of the relevant Interest Payment Date, unless it is specified in the applicable Pricing Supplement that the amount of interest payable in such circumstances will be calculated by reference to the period ending on the Interest Payment Date, as adjusted in accordance with the specified business day convention, in which case the Floating Day Count Fraction specified in the applicable Pricing Supplement will also be applied.

In this Condition 4(b), "Business Day" means a day which is:

(A) either (1) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (2) in relation to Notes denominated in euro, a day on which the TARGET system is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(B) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre

specified in the applicable Pricing Supplement and if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes will be determined in the manner specified in the applicable Pricing Supplement. Interest (including any Rate of Interest, if applicable) in the case of Indexed Notes, will be determined in accordance with Condition 4(d).

(iii) *ISDA Determination*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (iii), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent or other person specified in the applicable Pricing Supplement under an interest rate swap transaction if the Agent or that other person were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is the period specified in the applicable Pricing Supplement; and

(C) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London interbank offered rate ("LIBOR") or on the Euro-zone inter-bank offered rate ("EURIBOR") for a currency, the first day of that Interest Period or in any other case, as specified in the applicable Pricing Supplement.

For the purpose of this sub-paragraph (iii) "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity" and "Reset Date" have the meanings given to those terms in the ISDA Definitions; and the definition of "Banking Day" in the ISDA Definitions shall be amended to insert after the words "are open for" in the second line the word "general".

When this sub-paragraph (iii) applies, in respect of each relevant Interest Period the Agent will be deemed to have discharged its obligations under sub-paragraph (v) below in respect of the determination of the Rate of Interest if it has determined the Rate of Interest in respect of such Interest Period in the manner provided in this sub-paragraph (iii).

In these Terms and Conditions "Euro-zone" means the region comprised of member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, and shall include any other country that has not adopted the aforementioned single currency, as may be specified in the applicable Pricing Supplement.

In these Terms and Conditions, "ISDA Definitions" means the 2006 ISDA Definitions (as amended and/or supplemented as at the Issue Date of the Notes) published by the International Swaps and Derivatives Association, Inc., unless otherwise specified in the applicable Pricing Supplement.

(iv) *Screen Rate Determination*

The provisions set out below in this sub-paragraph (iv) will apply unless otherwise specified in the applicable Pricing Supplement.

Where so specified in the applicable Pricing Supplement, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(A) the offered quotation; or

(B) the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the offered quotations (expressed as a percentage rate per annum),

for deposits in the Specified Currency for the Specified Period which appears or appear, as the case may be, on the Relevant Screen Page as at 11:00 a.m. (London time, in the case of LIBOR, or Brussels time in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement). If five or more such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest rate, one only of such rates) and the lowest (or, if there is more than one such lowest rate, one only of such rates) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

If the Relevant Screen Page is not available or if, in the case of (A) above, no such offered quotation appears or, in the case of (B) above, fewer than three of such offered quotations appear as at such time specified above, the Agent (or such other entity specified in the applicable Pricing Supplement) shall request each of the Reference Banks (as defined below) to provide the Agent (or such other entity specified in the applicable Pricing Supplement) with its offered

quotation (expressed as a percentage rate per annum) for deposits in the Specified Currency for the Specified Period to prime banks in the London inter-bank market at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or to prime banks in the Euro-zone inter-bank market at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR on the Interest Determination Date. If two or more of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations, the Rate of Interest for the relevant Interest Period shall be the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of such offered quotations plus or minus (as appropriate) the Margin (if any), all as determined by the Agent (or such other entity specified in the applicable Pricing Supplement).

If on any Interest Determination Date one only or none of the Reference Banks provides the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered quotations as provided in the preceding paragraph, the Rate of Interest for the relevant Interest Period shall be the rate per annum which the Agent (or such other entity specified in the applicable Pricing Supplement) determines as being the arithmetic mean (rounded if necessary to the fourth decimal place, with 0.00005 being rounded upwards) of the rates, as communicated to (and at the request of) the Agent (or such other entity specified in the applicable Pricing Supplement) by the Reference Banks or any two or more of them, at which such banks were offered, as at 11:00 a.m. (London time if the Reference Rate is LIBOR, or Brussels time, if the Reference Rate is EURIBOR) on the relevant Interest Determination Date, deposits in the Specified Currency for the Specified Period by prime banks in, if the Reference Rate is LIBOR, the London inter-bank market or, if the Reference Rate is EURIBOR, the Euro-zone inter-bank market, as the case may be, plus or minus (as appropriate) the Margin (if any), or if fewer than two of the Reference Banks provide the Agent (or such other entity specified in the applicable Pricing Supplement) with such offered rates, the offered rate for deposits in the Specified Currency for the Specified Period, or the arithmetic mean (rounded as provided above) of the offered rates for deposits in the Specified Currency for the Specified Period, which, at approximately 11:00 a.m. (London time) if the Reference Rate is LIBOR, or, at approximately 11:00 a.m. (Brussels time) if the Reference Rate is EURIBOR, on the relevant Interest Determination Date, any one or more banks (which bank or banks is or are in the opinion of the Agent and the Issuer suitable for such purpose) informs the Agent (or such other entity specified in the applicable Pricing Supplement) it is quoting to prime

banks in the London inter-bank market, if the Reference Rate is LIBOR, or, the Euro-zone inter-bank market, if the Reference Rate is EURIBOR, as the case may be, (or, as the case may be, the quotations of such bank or banks to the Agent (or such other entity specified in the applicable Pricing Supplement)) plus or minus (as appropriate) the Margin (if any), provided that, if the Rate of Interest cannot be determined in accordance with the foregoing provisions of this paragraph, the Rate of Interest shall be established by the Agent (or such other entity specified in the applicable Pricing Supplement) in its sole and absolute discretion and acting in good faith, or as otherwise specified in the applicable Pricing Supplement.

(v) *Determination of Rate of Interest and calculation of Interest Amount*

The Agent will, on or as soon as practicable after each date on which the Rate of Interest is to be determined (the "Interest Determination Date"), determine the Rate of Interest (subject to any Minimum or Maximum Rate of Interest specified in the applicable Pricing Supplement) and calculate the amount of interest (the "Interest Amount") payable on the Floating Rate Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to the Specified Denomination, multiplying such sum by the applicable Floating Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention. In these Terms and Conditions, the following expressions have the following meanings:

"Floating Day Count Fraction" means:

(A) if "Actual/Actual - ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (1) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (2) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(B) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 365;

(C) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Calculation Period divided by 360;

(D) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and DI is greater than 29, in which case D2 will be 30;

(E) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360 calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(F) if "30E/360 (ISDA)" is specified in the applicable Pricing Supplement, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Fixed Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M2 - M_1)] + (D_2 - D_1)]}{360}$$

where:

"Yi" is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y2" is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Mi" is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M2" is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"Di" is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case Di will be 30; and

"D2" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D2 will be 30;

(G) in relation to Indexed Notes only, if "Actual/Actual - ICMA" is specified in the applicable Pricing Supplement, if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and if the Calculation Period is longer than one Determination Period, the sum of:

(x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and

(y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year,

where:

"Determination Period" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"Determination Date" means each relevant Interest Payment Date (except that the first Determination Date shall be deemed to be the Interest Commencement Date), unless otherwise specified in the applicable Pricing Supplement.

For the purposes of the definition of "Determination Date" in this Condition 4(b)(v)(G), the adjustment of any Interest Payment Date as a result of the application of any Business Day Convention shall be disregarded; or

(H) such other basis as may be agreed, as specified in the applicable Pricing Supplement;

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent; and

"Calculation Period" means, with respect to the relevant period for which interest is to be calculated on any Note, a period of time from and including the first day of such period to but excluding the last (whether or not constituting an Interest Period).

(vi) *Notification of Rate of Interest and Interest Amount*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, (in the case of Floating Rate Notes which are admitted to the official list of the UK Listing Authority (the "Official List") and admitted to trading on the London Stock Exchange's Regulated Market (the "Regulated Market")), the UK Listing Authority and, if applicable, to any other stock exchange on which the relevant Floating Rate Notes are for the time being listed, and to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the fourth Business Day (or, in relation to the Noteholders, such other period as may be specified in the applicable Pricing Supplement) thereafter. Each Interest Amount and Interest Payment Date so notified may

subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(vii) *Certificates to be final*

All certificates, communications, determinations, calculations and decisions (the "determinations") made for the purposes of the provisions of this Condition 4(b), by the Agent, or for the purposes of Condition 4(d) by, if applicable, the Calculation Agent and/or the Determination Agent, as the case may be, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the Determination Agent (if applicable), the other Paying Agents and all Noteholders. In making such determinations, the Agent, the Calculation Agent and/or the Determination Agent, as the case may be, shall not assume any obligations towards or relationship of agency or trust for or with any of the Noteholders and accordingly, no liability to the Noteholders shall attach to, respectively, as the case may be, any one of the Agent, the Calculation Agent (if applicable), or the Determination Agent (if applicable), in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to Condition 4(b) or 4(d), as the case may be.

(viii) *Reference Banks*

In these Terms and Conditions, "Reference Banks" means:

(A) if "Agent's Selection" is specified in the applicable Pricing Supplement, in the case of a determination of LIBOR, the principal London office of five major international banks active in the London inter-bank market and, in the case of a determination of EURIBOR, the principal Euro-zone office of five major international banks active in the Euro-zone inter-bank market, in each case selected by the Agent; or

(B) the banks specified or the banks to be selected by such method as may be specified in the applicable Pricing Supplement; or

(C) if none of the above are specified in the applicable Pricing Supplement, those banks whose names appear on the Relevant Screen Page as at 11:00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the relevant Interest Determination Date or, if such page contains a single rate (without details of the relevant reference banks) which is itself the single arithmetic mean of the offered rates quoted by (in the case of LIBOR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, such other page(s) on which the banks used to determine such average appear, provided that:

(1) if the Relevant Screen Page is then not available or fewer than three such names then appear, the Reference

Banks shall be the banks whose names last appeared on such page(s) when no fewer than three such names appeared; and

(2) if the Relevant Screen Page is not then available but such page(s) when last available displayed only one London inter-bank offered rate (in the case of LIBOR), or one Euro-zone inter-bank offered rate (in the case of EURIBOR), which was itself the arithmetic mean of the offered rates quoted by (in the case of LIB OR) the principal London offices of prime banks, or (in the case of EURIBOR) the principal Euro-zone offices of prime banks, the Reference Banks shall be the banks which were used to determine such arithmetic mean.

In the case of a determination of LIBOR, references to Reference Banks are to their principal London offices and in the case of a determination of EURIBOR, references to Reference Banks are to their principal Euro-zone offices.

If the Reference Rate from time to time in respect of Floating Rate Notes of a Series is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Series will be determined as provided in the applicable Pricing Supplement.

(c) *Zero Coupon Notes*

Where a Zero Coupon Note becomes due and repayable prior to the Maturity Date and is not paid when due, the amount due and repayable shall be the amount determined in accordance with Condition 5(d) as its Amortised Face Amount. As from the Maturity Date, any overdue principal of such Note shall bear interest at a rate per annum equal to the Accrual Yield specified in the applicable Pricing Supplement. Such interest shall continue to accrue (as well after as before any judgment) until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums due in respect thereof up to that date. Such interest will be calculated on the basis of a 360 day year consisting of 12 months of 30 days each.

(d) *Interest on Indexed Notes*

In the case of Indexed Notes where the Rate of Interest and/or the Interest Amount, as the case may be, (whether on any Interest Payment Date, Fixed Interest Date, early redemption, maturity or otherwise) falls to be determined by reference to an index and/or a formula, the Rate of Interest

and/or the Interest Amount, as the case may be, shall be determined in accordance with such index and/or formula in the manner specified in the applicable Pricing Supplement (the "Index" and/or the "Formula", respectively). The provisions set out in Condition 4(b)(i) will apply to Indexed Notes, and, if a Floating Day Count Fraction is specified in the applicable Pricing Supplement, the relevant provisions in relation thereto set out in Condition 4(b)(v) will also apply.

(e) *Interest on Partly Paid Notes*

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes) interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(f) *Interest Payments*

Interest will be paid subject to and in accordance with the provisions of Condition 6. Interest will cease to accrue on each Note (or, in the case of the redemption of part only of a Note, that part only of such Note) on the due date for redemption thereof unless, upon due presentation thereof, payment or, as the case may be, delivery of principal is improperly withheld or refused, in which event interest will continue to accrue (as well after as before any judgment) until whichever is the earlier of (i) the day on which all sums or, as the case may be, all assets deliverable due in respect of such Note up to that day are received by or on behalf of the holder of such Note and (ii) the day on which the Agent has notified the holder thereof (either in accordance with Condition 13 or individually) of receipt of all sums or, as the case may be, all assets deliverable due in respect thereof up to that date.

(g) *Interest on Dual Currency Notes*

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

5 Redemption and Purchase

(a) *At Maturity*

Unless previously redeemed or purchased and cancelled as provided below, the Notes will be redeemed by the Issuer by payment, subject to Condition 6(e), or, as the case may be, delivery of the Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the Specified Currency (if applicable) on the Maturity Date specified in the applicable Pricing Supplement. If the Maturity Date specified in the applicable Pricing Supplement falls on a date which was initially a Fixed Interest Date or Interest Payment Date prior to adjustment in accordance with Condition 4(a)(iii) or 4(b)(i), the Maturity Date will be

adjusted in accordance with the business day convention applicable to such adjusted Fixed Interest Date or Interest Payment Date, as the case may be.

In the case of Zero Coupon Notes, if the business day convention specified in the applicable Pricing Supplement is:

(A) the Following Business Day Convention, payment of the Final Redemption Amount will be postponed to the next day which is a Business Day;

(B) the Modified Following Business Day Convention, payment of the Final Redemption Amount shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day; or

(C) the Preceding Business Day Convention, payment of the Final Redemption Amount shall be brought forward to the immediately preceding Business Day.

In this Condition 5(a), "Business Day" means a day which is:

(1) either (x) in relation to Notes denominated in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency or (y) in relation to Notes denominated in euro, a day on which the TARGET System is open for the settlement of payments in euro (a "TARGET Business Day"). In these Terms and Conditions, "TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (known as TARGET2) system or any successor thereto; and

(2) a day on which commercial banks and foreign exchange markets are open for general business (including dealings in foreign exchange and foreign currency deposits) in any additional business centre specified in the applicable Pricing Supplement and, if "TARGET" is specified as an additional business centre in the applicable Pricing Supplement, a TARGET Business Day.

(b) *Redemption at the option of the Issuer*

If the applicable Pricing Supplement specifies that the Notes of a Series are redeemable at the option of the Issuer, they may be so redeemed, on giving not less than 30 nor more than 45 days' notice (or such other period as may be specified in the applicable Pricing Supplement) to the holders of Notes (which notice shall be irrevocable and shall specify the date fixed for redemption) in accordance with Condition 13, on the date or dates and at the relevant price(s) specified in the applicable Pricing Supplement. In the case of a partial redemption of such Notes, Notes to be redeemed (the "Redeemed Notes") will be selected individually by lot in such place as the Agent may approve and in such manner as the Agent shall deem to be

appropriate and fair, and in the case of Redeemed Notes represented by definitive Notes, to be done in accordance with the rules of Euroclear and Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), and in the case of Redeemed Notes represented by a Global Note, not more than 60 days prior to the date fixed for redemption and a list of such Notes called for redemption will be published in accordance with Condition 13 not less than 30 nor more than 45 days prior to such date.

(c) *Redemption at the option of the Noteholders*

If the applicable Pricing Supplement specifies that any Note is redeemable at the option of the holder of such Note it may be so redeemed by the holder giving to the Issuer in accordance with Condition 13 not less than 65 nor more than 80 days' notice (which notice shall be irrevocable) and the Issuer will, upon the expiry of such notice redeem such Note on a date or dates and at the relevant price(s) as specified in the applicable Pricing Supplement.

(d) *Early Redemption Amounts*

For the purposes of paragraph (b) or (c) above and Condition 9, the Notes will be redeemed at an amount (the "Early Redemption Amount") calculated as follows, together, if appropriate, with interest accrued to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable:

(i) in the case of Notes with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of Notes (other than Zero Coupon Notes) with a Final Redemption Amount which is or may be lesser or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount set out in, or determined in the manner set out in, the applicable Pricing Supplement or, if no such amount or manner is set out in the Pricing Supplement, at their nominal amount; or

(iii) in the case of Zero Coupon Notes, at an amount (the "Amortised Face Amount") equal to the sum of:

(A) the Reference Price specified in the applicable Pricing Supplement; and

(B) the product of the Accrual Yield specified in the applicable Pricing Supplement (compounded annually) being applied to the Reference Price from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and redeemable.

Where such calculation is to be made for a period of less than a full year or for a period which is not a whole number of years, (1) in the case of Fixed Rate Notes it shall be made on the basis of the Fixed Day Count Fraction specified in the applicable Pricing Supplement; (2) in the case of Floating Rate Notes it shall be made on the basis of the Floating Day Count Fraction specified in the applicable Pricing Supplement; (3) in the case of Zero Coupon Notes it shall be made on the basis of a 360 day year consisting of 12 months of 30 days each (unless otherwise specified in the applicable Pricing Supplement); and (4) in the case of any other Notes other than Fixed Rate Notes, Floating Rate Notes or Zero Coupon Notes, it shall be made on the basis of the relevant day count fraction as may be specified in the applicable Pricing Supplement.

(e) ***Purchase***

The Issuer may at any time purchase or otherwise acquire Notes in the open market or otherwise. Notes purchased or otherwise acquired by the Issuer may be held or resold or, at the discretion of the Issuer, surrendered to the Agent for cancellation (together with (in the case of definitive Bearer Notes of this Series) any unmatured Coupons or Receipts attached thereto or purchased therewith). If purchases are made by tender, tenders must be made available to all holders of Notes of this Series alike.

(f) ***Cancellation***

All Notes redeemed shall be, and all Notes purchased or otherwise acquired as aforesaid may, at the option of the Issuer, be cancelled (together, in the case of definitive Bearer Notes, with all unmatured Coupons and Receipts presented therewith) and thereafter may not be re-issued or re-sold.

(g) ***Instalments***

Each Note in definitive form which is redeemable in instalments will be redeemed in the Instalment Amounts and on the Instalment Dates specified in the applicable Pricing Supplement. All instalments (other than the final instalment) will be redeemed against surrender of, in the case of a definitive Bearer Note, the relevant Receipt (which must be presented with the Note to which it appertains) and, in the case of a definitive Registered Note, the relevant Note and issue of a new Note in the nominal amount remaining outstanding, all as more fully described in Condition 6.

(h) ***Late payment on Zero Coupon Notes***

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph (b) or (c) above or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph (d)(iii) above as though the references therein to the date fixed for

redemption or the date upon which the Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of the Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable has been received by the Agent and notice to that effect has been given to the Noteholders in accordance with Condition 13.

(i) *Partly Paid Notes*

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise in accordance with the provisions of this Condition 5 as amended or varied by the information specified in the applicable Pricing Supplement.

6 Payments, Delivery, Coupons and Exchange of Talons

(a) Method of Payment

Payments in respect of definitive Notes (other than Dual Currency Notes) denominated in a Specified Currency (other than euro) or, in the case of Dual Currency Notes, payable in a Specified Currency (other than euro) will (subject as provided below) be made by a cheque in the Specified Currency drawn on, or, at the option of the holder and upon 15 days' prior notice to the Agent, by transfer to an account (in the case of payment in Japanese yen to a non-resident of Japan, to a non-resident account) in the Specified Currency maintained by the payee with, a bank (in the case aforesaid, an authorised foreign exchange bank) in the principal financial centre of the country of the Specified Currency. Payments in euro will be made by credit or transfer to a euro account (or to any other account to which euro may be credited or transferred) specified by the payee with a bank in a city in which banks have access to the TARGET System.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Registered Notes will be made to the registered holder (or to the first named of joint holders) against presentation and surrender of the Note at the specified office of any Paying Agent. Payments of interest on each definitive Registered Note will be made to the holder (or to the first named of joint holders) of the Registered Note appearing on the register at the close of business on the fifteenth day before the relevant due date (the "Record Date") at his address shown on the Register on the Record Date.

Payments of principal in respect of instalments will be made to the registered holder (or to the first named of joint holders) against surrender of the relevant definitive Registered Note and (other than in the case of the final instalment) the issue of a new Registered Note in the nominal amount remaining outstanding.

Payments of principal and interest (if any) in respect of the definitive Bearer Notes will (subject as provided below) be made against presentation or surrender of such Bearer Notes or Coupons, as the case may be, at any specified office of any Paying Agent located outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)). Payments of principal in respect of instalments (if any), other than the last instalment, will (subject as provided below) be made against surrender of the relevant Receipt.

Payment of the last instalment will be made against surrender of the relevant Bearer Note. Each Receipt must be presented for payment of such instalment together with the relevant definitive Bearer Note against which the amount will be payable in respect of that instalment. If any definitive Bearer Notes are redeemed or become repayable prior to the Maturity Date in respect thereof, principal will be payable on surrender of each such Note together with all unmatured Receipts appertaining thereto. Unmatured Receipts and Receipts presented without the definitive Bearer Notes to which they appertain do not constitute obligations of the Issuer. All payments of interest and principal with respect to Bearer Notes will be made to accounts located outside the United States except as otherwise provided in the third succeeding paragraph.

(c) ***Payments in respect of Global Notes***

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will be made in the manner specified above and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent.

The Paying Agent to which a Registered Global Note or a Global Note that is not in new global note ("NGN") form is presented shall make a record of each payment made on such Global Note, distinguishing between any payment of principal and any payment of interest, on such Global Note and such record shall be prima facie evidence that the payment in question has been made. The Issuer shall, in the case of a Global Note that is in NGN form, procure that details of each payment, distinguishing between any payment of principal and any payment of interest, on such Global Note be entered pro rata in the records of the relevant clearing system and each payment so made will discharge the Issuer's obligations in respect thereof and any failure to make the entries in the records of the relevant clearing system shall not affect such discharge.

The holder of the relevant Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and

the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of The Depository Trust Company or of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of Notes must look solely to The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of the relevant Global Note. No person other than the holder of the relevant Global Note shall have any claim against the Issuer in respect of any payments due on that Global Note.

(d) ***General provisions applicable to payments***

Notwithstanding the foregoing, payments in respect of Bearer Notes denominated and payable in United States dollars will be made at the specified office of any Paying Agent in the United States (a) if (1) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment at such specified offices outside the United States of the full amount due on the Bearer Notes in the manner provided above when due, (2) payment of the full amount due at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions and (3) such payment is then permitted under United States law, and (b) at the option of the relevant holder if such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

The names of the initial Agent and the other initial Paying Agents and their initial specified offices are set out below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent and to appoint additional or other Paying Agents and/or to approve any change in the specified office of any Paying Agent, provided that it will, so long as any of the Notes is outstanding, maintain (i) an Agent, (ii) a Paying Agent (which may be the Agent) having a specified office in a leading financial centre in continental Europe, (iii) so long as any Notes are admitted to the Official List and admitted to trading on the Regulated Market, a Paying Agent (which may be the Agent) having a specified office in London or such other place as may be approved by the UK Listing Authority and (iv) so long as any Notes are listed on the Singapore Exchange Securities Trading Limited (and that Exchange so requires), a Paying Agent (which may be the Agent) having a specified office in Singapore. Any such variation, termination or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13 below and provided further that neither the resignation nor removal of the Agent shall take effect, except in the case of

insolvency as aforesaid, until a new Agent has been appointed. In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in (d)(2) of this Condition 6.

Payments in respect of the Notes will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(e) ***Payment Date***

If the due date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment at the place of presentation of the amount due until the next following Payment Day and shall not be entitled to any interest or other sum in respect of any such delay. In this paragraph (e) "Payment Day" means:

(i) any day on which commercial banks and foreign exchange markets are open for business in the relevant place of presentation and any additional business centre specified in the applicable Pricing Supplement;

(ii) in the case of any payment in respect of a registered global Note denominated in a Specified Currency other than United States dollars and registered in the name of DTC or its nominee and in respect of which an accountholder of DTC (with an interest in such registered global Note) has elected to receive any part of such payment in United States dollars, a day on which commercial banks and foreign exchange markets settle payments in New York City; and

(iii) (A) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the Specified Currency, a day on which foreign exchange transactions may be carried on in the Specified Currency in the principal financial centre of the country of such Specified Currency; or

(B) (in the case of settlement of payments in euro) a TARGET Business Day.

If the due date for redemption of any interest bearing Note in definitive form is not a due date for the payment of interest relating thereto, interest accrued in respect of such Note from (and including) the last preceding due date for the payment of interest (or from the Interest Commencement Date) will be paid against surrender of such Note.

(f) ***Coupons and Exchange of Talons***

Fixed Rate Bearer Notes in definitive form should be presented for payment with all unmatured Coupons appertaining thereto (which expression shall include Coupons to be issued on exchange of Talons which will have matured on or before the relevant redemption date), failing which the full amount of any missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the full amount of such missing

unmatured Coupon which the sum so paid bears to the total amount due) will be deducted from the sum due for payment. Any amount so deducted will be paid in the manner mentioned above against surrender of the relevant missing Coupon within a period of 10 years from the Relevant Date (as defined below) for the payment of such sum due for payment, whether or not such Coupon has become void pursuant to Condition 10 or, if later, five years from the due date for payment of such Coupon. Upon any Fixed Rate Bearer Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the due date for redemption of any Floating Rate Note, Dual Currency Note or Indexed Note in definitive bearer form, all unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to, and including, the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10. Each Talon shall, for the purposes of these Terms and Conditions, be deemed to mature on the interest payment date on which the final Coupon comprised in the relative Coupon sheet matures.

(g) *Method of Delivery for Notes to be Physically Settled*

Any Notes which provide for settlement by delivery of underlying assets will be settled in accordance with the provisions for such physical delivery set out in the applicable Pricing Supplement.

References to payment of principal in this Condition 6 will, where the context so permits, be deemed to include delivery of underlying assets in settlement of Notes which provide for physical settlement.

7 Taxation

All payments of principal and/or interest in respect of the Notes shall be made by the Issuer to the Paying Agent without withholding or deduction for or on account of tax.

8 Euro

Euro means the lawful currency of the member states of the European Union that adopt the single currency in accordance with the Treaty establishing the European Community, as amended from time to time.

9 Events of Default

(a) If any one or more of the following events ("Events of Default") shall have occurred and be continuing:

(i) the Issuer defaults for a period of 90 days in the payment of the principal of, or interest on, the Notes;

(ii) the Issuer defaults in the performance of any other covenant or agreement contained in the Notes and any such default shall continue for a period of 90 days after written notice thereof shall have been given to the Issuer at the office of the Agent by any Noteholder; or

(iii) the Issuer defaults in the payment of the principal of, or interest on, any bonds, notes or similar obligations which have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of 90 days,

the holder for the time being of any Note may give notice to the Issuer either directly or at the office of the Agent that such Note is redeemable upon the 30th day after such notice is received by the Issuer, whereupon such Note shall become so redeemable in accordance with paragraph (b) below, unless prior to such time all events of default provided for herein in respect of the Notes shall have been cured.

(b) If the Notes become so due and redeemable pursuant to this Condition 9, they shall be redeemable in accordance with the provisions of Condition 5(d).

10 Prescription

Claims for payment or delivery, as the case may be, of principal in respect of the Notes shall be prescribed upon the expiry of 10 years, and claims for payment or delivery, as the case may be, of interest (if any) in respect of the Notes shall be prescribed upon the expiry of 5 years, in each case from the Relevant Date (as defined below) thereof, subject to the provisions of Condition 6. There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment or delivery, as the case may be, in respect of which would be void pursuant to this Condition 10 or Condition 6 above.

For the purposes of these Conditions, "Relevant Date" means the date on which the payment or delivery, as the case may be, in respect of the Notes, Receipts or Coupons first becomes due and payable or deliverable, as the case may be, but, if the full amount of the moneys payable or the assets deliverable, as the case may be, on such date has not been received by the Agent on or prior to such date, the "Relevant Date" means the date on which, such moneys (or as the case may be, the deliverable assets) having been received, notice to that effect shall have been given to the Noteholders in accordance with Condition 13.

11 Replacement of Notes, Coupons and Receipts

If any Note (including any Global Note), Receipt or Coupon is mutilated, defaced, stolen, destroyed or lost it may be replaced at the specified office of the Agent upon

payment by the claimant of the costs incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may require. Mutilated or defaced Notes, Receipts or Coupons must be surrendered before replacements will be issued.

12 Meetings of Noteholders and Modification

The Agency Agreement contains provisions for convening meetings of Noteholders to consider matters affecting their interests, including modifications by Extraordinary Resolution of the terms and conditions of the Notes. The quorum for any meeting convened to consider a resolution proposed as an Extraordinary Resolution shall be one or more persons holding or representing a majority in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes for the time being outstanding so held or represented, except that at any meeting, the business of which includes, inter alia, (i) modification of the Maturity Date of the Notes or reduction or cancellation of the nominal amount payable or the assets deliverable upon maturity; (ii) reduction of the amount payable or modification of the payment date in respect of any interest in respect of the Notes or variation of the method of calculating the rate of interest in respect of the Notes; (iii) reduction of any Minimum Rate of Interest and/or Maximum Rate of Interest; (iv) modification of the currency in which payments under the Notes and/or the Coupons appertaining thereto are to be made; (v) modification of the majority required to pass an Extraordinary Resolution; or (vi) modification of the provisions of the Agency Agreement concerning this exception, the necessary quorum for passing an Extraordinary Resolution will be one or more persons holding or representing not less than three-quarters, or at any adjourned such meeting not less than a majority, of the nominal amount of the Notes for the time being outstanding. A resolution in writing signed by or on behalf of persons holding directly, or, in relation to Notes held in global form, by (i) in the case of a Global Note that is in NGN form, by or on behalf of the common safekeeper for Euroclear and Clearstream, Luxembourg; or (ii) in any other case, the relevant common depositary or nominee of the applicable clearing system (in accordance with the rules and procedures of that applicable clearing system), holding, not less than 90 per cent, in principal amount of the Notes for the time being outstanding shall for all purposes be as valid and effective as an Extraordinary Resolution passed at a meeting of the Noteholders duly convened and held in accordance with the provisions contained in the Agency Agreement. Any such Resolution will be binding on all Noteholders (whether or not they are present at any meeting) and on all Receiptholders and Couponholders relating to the relevant Notes.

The Agent may agree, without the consent of the Noteholder, Receiptholder or Couponholder, to any modification to any of the provisions of the Agency Agreement or the Notes which is of a formal, minor or technical nature or is made to correct a manifest error. Any such modification shall be binding on all the Noteholders, Receiptholders or Couponholders and, if the Agent so requires, shall

be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 13.

13 Notices

(a) All notices to the holders of Registered Notes will be valid if mailed to their registered addresses.

(b) All notices regarding Bearer Notes will be valid if published (i) in one leading London daily newspaper (which is expected to be the Financial Times) and (ii) (in respect of any Notes listed on the Singapore Exchange Securities Trading Limited (so long as that Exchange so requires)),

in an English language daily newspaper of general circulation in Singapore (which is expected to be The Business Times). Any notice published as aforesaid shall be deemed to have been given on the date of such publication or, if published more than once, on the date of the first such publication. Receiptholders and Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the holders of the Notes of this Series in accordance with this Condition.

(c) Until such time as any definitive Notes are issued, there may, so long as all the Global Note(s) for this Series is or are held in its or their entirety on behalf of The Depository Trust Company (in the case of Registered Notes) or Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes), be substituted, in relation only to such Series, for such publication as aforesaid, the delivery of the relevant notice to The Depository Trust Company (in the case of Registered Notes) or to Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes) for communication by them to the holders of the Notes. Any such notice shall be deemed to have been given to the Noteholders on the day (or such other period thereafter as may be specified in the applicable Pricing Supplement) on which the said notice was given to The Depository Trust Company (in the case of Registered Notes) or to Euroclear and Clearstream, Luxembourg (in the case of Bearer Notes).

(d) Except as specified in Condition 9, notices to be given by any holder of any Notes shall be in writing and given by lodging the same, together with the relative Note or Notes, with the Agent. Whilst any Notes are represented by a Global Note, such notice may be given by a holder of any of the Notes so represented to the Agent via The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and The Depository Trust Company and/or Euroclear and/or Clearstream, Luxembourg may approve for this purpose.

14 Agents

In acting under the Agency Agreement, the Agent, the Registrar and the Paying Agents will act solely as agents of the Issuer and do not assume any obligations or relationships of agency or trust to or with the Noteholders, Receiptholders or Couponholders, except (without affecting the obligations of the Issuer to the Noteholders, Receiptholders and Couponholders, to redeem Notes and pay interest thereon) funds received by the Agent for the payment of the principal of or interest on the Notes shall be held by it in trust for the Noteholders and/or Receiptholders or Couponholders until the expiration of the relevant period of prescription under

Condition 10. The Issuer will agree to perform and observe the obligations imposed upon it under the Agency Agreement. The Agency Agreement contains provisions for the indemnification of the Paying Agents and for relief from responsibility in certain circumstances, and entitles any of them to enter into business transactions with the Issuer and any of its subsidiaries without being liable to account to the Noteholders, Receiptholders or the Couponholders for any resulting profit. Any reference herein to the Agent or the Agents or to a calculation agent or determination agent shall include any successor thereto.

15 Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes either having the same terms and conditions as the Notes in all respects (or in all respects except for the first payment of interest on them) and so that such further issue shall be consolidated and form a single series with the outstanding notes of any series (including the Notes) or upon such terms as the Issuer may determine at the time of their issue. References in these Conditions to the Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and forming a single series with the Notes.

16 Governing Law

The Notes, the Receipts, the Coupons and the Agency Agreement and any non-contractual obligations arising out of or in connection with them are governed by, and shall be construed in accordance with, the laws of England. The Issuer irrevocably agrees for the benefit of each of the Noteholders, the Receiptholders and the Couponholders that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, Receipts or Coupons.

17 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.